As confidentially submitted to the U.S. Securities and Exchange Commission on May 2, 2025. This draft registration statement has not been filed publicly with the U.S. Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Fitness Fanatics Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	5190	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Flat 15, Block F, UG/F.

Wah Lok Industrial Centre

31-35 Shan Mei Street

Fo Tan, New Territories

Hong Kong

Tel: (852) 3100 0001

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

Tel: (212) 947-7200]

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kyle Leung, Esq. Concord & Sage PC 1360 Valley Vista Dr., Suite 140 Diamond Bar, CA 91765 Tel: 929-989-7572	Benjamin Tan, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st floor New York, NY 10036 Tel: 212-930-9700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an Offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed or supplemented. We may not sell these securities until the Registration Statement filed with the U.S. Securities and Exchange Commission of which this prospectus is a part is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	[●], 2025

Fitness Fanatics Limited

[●] Class A Ordinary Shares by the Company

[●] Class A Ordinary Shares by the Selling Shareholders

This is an initial public offering by Fitness Fanatics Limited, or the Company or “Fitness Fanatics”, of [●] class A ordinary shares of par value of US$0.001 each (the “Class A Ordinary Shares”). We are a Cayman Islands exempted company with limited liability with a principal place of business in Hong Kong and carrying on business in Hong Kong through our wholly-owned subsidiaries, NW Group International Limited, (“NWG”) and Myron Limited (“Myron”), in Mainland China through our wholly-owned subsidiaries, Jian Ying (Shenzhen) Business Limited* (“NWSZ”), Ying Sheng (Shanghai) Food Technology Limited* (“NWSH”), and Shenzhen Qing Mu E-Commerce Limited* (“Qing Mu”) and in Malaysia through our wholly-owned subsidiary, FIT Food Tech Sdn. Bhd (“FIT Food”).

We and certain selling shareholders (“Selling Shareholders”) are offering an aggregate [●] Class A Ordinary Shares on a firm commitment basis (the “Offering”), of which [●] Class A Ordinary Shares are offered by us and [●] Class A Ordinary Shares are offered by the Selling Shareholders. We anticipate that the offering price of the Class A Ordinary Shares will be between US$[●] and US$[●] per Class A Ordinary Share.

As of the date of this prospectus, the Company is authorized to issue 1,000,000,000 shares, consisting of 900,000,000 Class A Ordinary Shares, and 100,000,000 class B ordinary shares, par value of US$0.001 each (the “Class B Ordinary Shares”). Each of our Class A Ordinary Share is entitled to one (1) vote, and each Class B Ordinary Share is entitled to thirty (30) votes on any matter on which action of the shareholders of the Company is sought and is convertible into Class A Ordinary Share at any time after one year of issuance at the option of the holder thereof on a one-to-one basis. Our Class B Ordinary Shares will vote together with our Class A Ordinary Shares. See “Risk Factors — Risk relating to our initial public offering and ownership of our Class A Ordinary Shares — The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with those shareholders who held our Class B Ordinary Shares prior to this offering. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring shareholder approval, and that may adversely affect the trading price of our Class A Ordinary Shares”. However, holders of Class B Ordinary Shares are not entitled to receive dividends in respect of the Class B Ordinary Shares, and there is no right for Class A Ordinary Share to be converted into Class B Ordinary Shares under any circumstances.

Prior to this Offering, there has been no public market for our Class A Ordinary Shares or Class B Ordinary Shares. We intend to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “[●]”. This Offering is contingent upon the listing of our Class A Ordinary Shares on the Nasdaq Capital Market or another national securities exchange. There can be no assurance that we will be successful in listing our Class A Ordinary Shares on the Nasdaq Capital Market or another national securities exchange and, if this listing is not successful, this Offering cannot be completed.

Investing in our Class A Ordinary Shares involves a high degree of risk. See the section entitled “Risk Factors” starting on page 19 of this prospectus for a discussion of information that should be considered before making a decision to purchase our Class A Ordinary Shares.

We were incorporated in the Cayman Islands on March 28, 2025, as a holding company of our business, which, upon the restructuring as described below, will be primarily operated through our wholly-owned subsidiaries, NWG, Myron, NWSZ, NWSH, Qing Mu and FIT Food. Our Company is not a Chinese or Hong Kong operating company but a Cayman Islands holding company with main operations conducted by our subsidiaries in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong” or “HK”), and other operations conducted by our subsidiaries in Mainland China of the People’s Republic of China (“PRC” or “China”) and Malaysia.

You are investing in Class A Ordinary Shares of our Company, the Cayman Islands holding company. Investors of our Class A Ordinary Shares are not purchasing and may never directly hold equity interests in any of our subsidiaries in particular our Hong Kong subsidiaries, PRC subsidiaries and FIT Food. Such a structure involves unique risks to investors in this Offering. The PRC regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

Two of our operating subsidiaries, namely, NWG and Myron conduct their business in Hong Kong, a Special Administrative Region of the PRC, and we have three subsidiaries established in Mainland China, namely NWSZ, NWSH and Qing Mu, that carries on the sale and distribution of sports nutrition products in the Mainland China. Conducting business in Hong Kong and Mainland China involves risks of uncertainty about any actions the PRC government or authorities may take in those jurisdictions and legal and operational risks associated with operating in Mainland China may also apply to our operations in Hong Kong.

There are significant legal and operational risks associated with having some of our operations and subsidiaries in the Mainland China including risks associated with changes in the legal, political and economic policies of the PRC government, the relations between the PRC and the United States, the disallowance of our corporate structure or risks associated with PRC or the U.S. regulations that may materially and adversely affect our business, financial condition and results of operations. Additionally, the legal and operational risks associated with operating in Mainland China may also apply to our operations in Hong Kong, and we face the unique risks and uncertainties associated with interpretation and the application of the complex and evolving PRC laws and regulations and whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns would be applicable to Hong Kong Subsidiaries or Fitness Fanatics, given the substantial operations of our subsidiaries in Hong Kong and the possibilities that Chinese government may exercise significant oversight over the conduct of business in Hong Kong. Should the PRC government choose to exercise significant oversight and discretion over the conduct of our operation in Hong Kong, or in the event that we or our Hong Kong Subsidiaries were to become subject to the PRC laws and regulations, these risks could result in material costs to ensure compliance, fines, material changes in our operations and/or the value of the securities that we are registering for sale, and/or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (1) such processing is for the purpose of providing products or services for natural persons within Mainland China, (2) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in Mainland China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that a Mainland China domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to the CSRC. The Overseas Issuance and Listing include direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an overseas enterprise  (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant Mainland China domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. On December 28, 2021, the Cyberspace Administration of China (the “CAC”) jointly with the relevant authorities formally published the Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures for Cybersecurity Review (2021) provide that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security (together with the operators of critical information infrastructure, the “Operators”), shall conduct a cybersecurity review and that any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“the Trial Administrative Measures”), and five supporting guidelines, which came into effect on March 31, 2023. The Trial Administrative Measures further stipulate the rules and requirements for overseas offering and listing conducted by PRC domestic companies. The Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited combined financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

As advised by our PRC counsel, Guangdong Wesley Law Firm, as of the date of this prospectus, the Company and its subsidiaries are not considered as domestic enterprises indirectly issuing and listing overseas as stipulated in the Trial Administrative Measures. The Company and its subsidiaries are not required to obtain any permissions or approvals from the PRC authorities before listing in the U.S. and to issue our Class A Ordinary Shares to foreign investors, including the CAC or the CSRC because (i) the Company and its subsidiaries currently do not intend to enter into any contractual arrangements with any entities within Mainland China to establish a variable interest entity structure; (ii) the Company and its subsidiaries are not under the actual control of any Mainland China entity or individual Chinese citizens; (iii) although the Company’s subsidiary in Mainland China has operations in Mainland China, the proportion of operating income, total profit, total assets or net assets of the Mainland China subsidiary does not exceed 50% of the Company’s consolidated financial statements in its most recent financial year. Most of the Company’s business is still carried out by its Hong Kong subsidiaries, and the main activities and venues of the Company’s current operations are located in Hong Kong. Senior management personnel responsible for the operations and management of the Mainland China subsidiary are not citizens of Mainland China and do not frequently reside in Mainland China

The Trial Administrative Measures provide that the determination as to whether a domestic company is indirectly offering and listing securities on an overseas market shall be made on a substance over form basis, and if the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a Chinese domestic company: (i) any of the revenue, profit, total assets or net assets of the Chinese domestic entity is more than 50% of the related financials in the issuer’s audited consolidated financial statements for the most recent fiscal year; (ii) the senior managers in charge of business operation and management of the issuer are mostly Chinese citizens or with regular domicile in China, the main locations of its business operations are in China or main business activities are conducted in China. We are headquartered in Hong Kong with all our executive officers and directors based in Hong Kong who are not Chinese citizens and most of our revenues and profits are generated by our subsidiaries in Hong Kong. We don’t believe we are subject to the Trial Administrative Measures.

Under the Trial Administrative Measures, domestic companies that seek offering or listing securities overseas, both directly and indirectly, shall file with the CSRC within three working days after the submission of overseas offering/listing application. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within three working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting.and stipulate the legal consequences to the companies for breaches, including failure to fulfil filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB 1 million to RMB 10 million, and in cases of severe violations, the relevant responsible persons may also be warned and each imposed a fine of between RMB500,000 and RMB5,000,000.

We cannot assure you that when and whether we or our subsidiaries will be subject to such filing requirements, or whether we or our subsidiaries will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us.

If we or our Operating Subsidiary were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us or our Operating Subsidiary to obtain such approval, and, even if we or our Operating Subsidiary obtain such approval, the approval could be rescinded. Any failure to obtain or delays in obtaining the necessary permissions from the relevant PRC authorities to conduct offerings or list outside of the PRC could subject us or our Operating Subsidiary to potential sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, and other forms of sanctions, as well as affect our or our Operating Subsidiary’s ability to conduct business, our ability to invest in Mainland China as foreign investors or accept foreign investments, and our ability to offer or continue to offer Class A Ordinary Shares to investors or list on the U.S. or other overseas exchange. Besides, the value of our Class A Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in the PRC with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over PRC-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. Our company, any Hong Kong subsidiary or Mainland subsidiary has not received any inquiries, notices, warnings or sanctions from the China Securities Regulatory Commission or any other Chinese government authorities regarding plans for overseas listing. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on the Company’s daily business operation, the ability to accept foreign investments and list on an U.S. exchange. Any such changes could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, and could cause the value of our securities to significantly decline or become worthless. See “Risk Factors – There are political risks associated with conducting business in Hong Kong and in the PRC”.

In addition, our Class A Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter market under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for two consecutive years. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (i) Mainland China of the PRC, and (ii) Hong Kong; and such report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and China’s Ministry of Finance (the “PRC MOF”) in respect of cooperation on the oversight of PCAOB-registered public accounting firms based in Mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, and voted to vacate the Determination Report. Our auditor, ARK Pro CPA & Co, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess ARK Pro CPA & Co’s compliance with applicable professional standards. ARK Pro CPA & Co is headquartered in Hong Kong, and can be inspected by the PCAOB. ARK Pro CPA & Co was not identified in the Determination Report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the event that, in the future, the PCAOB determines that it is not able to fully conduct inspections of our auditor for two consecutive years, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, trading of our securities on a national securities exchange or in the over-the counter market may be prohibited under the HFCA Act and our access to the U.S. capital markets may be limited or restricted. In addition, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with the PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The Company holds all of the equity interests in its operating subsidiaries through a subsidiary incorporated in the British Virgin Islands (the “BVI”). As we have a direct equity ownership structure, we do not have any agreement or contract between the Company and any of its subsidiaries that are typically seen in a variable interest entity structure. Within our direct equity ownership structure, funds from foreign investors can be directly transferred to our subsidiaries by way of capital injection or in the form of a shareholder loan from the Company following this Offering. As a holding company, we may rely on dividends and other distributions on equity paid by our operating subsidiaries (collectively “Operating Subsidiaries”), for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our Memorandum and Articles of Association to provide funding to our Operating Subsidiaries through loans and/or capital contributions. Our Operating Subsidiaries are permitted under the laws of their incorporation (as the case may be) to issue cash dividends to us without limitation on the size of such dividends. However, if any of our Operating Subsidiaries incurs debt on their own behalf, the instruments governing such debt may restrict their ability to pay dividends. There have not been any transfers, dividends, or distributions between the Company, the Operating Subsidiaries, or to the Company’s investors. As of the date of this prospectus, our Operating Subsidiaries do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. See “Dividend Policy” on page 49 of this prospectus. There can be no assurance that the PRC government will not restrict or prohibit the flow of cash in or out of Hong Kong and Mainland China thereby affecting our PRC Subsidiaries. Any restrictions, prohibitions, interventions or limitations by the PRC government on the ability of our subsidiaries in Hong Kong and the PRC to transfer cash or assets in or out of the PRC may result in these funds or assets not being available to fund operations or for other uses outside of the PRC. For additional information, see “Transfers of Cash to and from Our Subsidiaries” on page 8 of this prospectus.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Investing in our Class A Ordinary Shares involves risks. Please see “Implications of Being an Emerging Growth Company” and “Implications of Being a Foreign Private Issuer” beginning on page 17 of this prospectus for more information.

	Per Share		Total
Public Offering price(1)	US$	[●]	US$	[●]	(4)
Underwriting discounts and commissions to be paid by us(2)	US$	[●]	US$	[●]
Proceeds to the Company before expenses to us (3)	US$	[●]	US$	[●]
Proceeds to the Selling Shareholders	US$	[●]	US$	[●]

(1) Initial public offering price per Class A Ordinary Share is assumed to be US$[●], which is the mid-point of the range set forth on the cover page of this prospectus.

(2) We have agreed to pay the underwriter a discount/commission equal to 7.0% of the initial Offering price. This table does not include a non-accountable expense allowance equal to 1% of the gross proceeds received by us from the sales of the Class A Ordinary Shares in this Offering payable to the underwriter. For a description of the other compensation to be received by the underwriter, see “Underwriting” beginning on page 149.

(3) Excludes fees and expenses payable to the underwriter. See “Underwriting – Discounts, Commission and Expenses” on page 149.

(4) Includes US$[●] gross proceeds from the sale of [●] Class A Ordinary Shares offered by our Company.

This Offering is being conducted on a firm commitment basis and the underwriter is obligated to take and pay for all of the Class A Ordinary Shares if any such shares are not taken. If we complete this Offering, net proceeds will be delivered to us for our respective sale of Class A Ordinary Shares on the closing date. The underwriter expects to deliver the Class A Ordinary Shares to the purchasers against payment therefor on or about [●], 2025.

Neither the SEC nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should not assume that the information contained in the Registration Statement of which this prospectus is a part is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the Class A Ordinary Shares being registered in the Registration Statement of which this prospectus forms a part.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this Offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Bancroft Capital, LLC

The date of this prospectus is [●]

Until [●] (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our Class A Ordinary Shares, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

ABOUT THIS PROSPECTUS

Neither we, the Selling Shareholders nor the underwriter have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any related free writing prospectus. Neither we, the Selling Shareholders nor the underwriter take responsibility for, nor provide any assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: neither we, the Selling Shareholders nor the underwriter have done anything that would permit this Offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the Offering of the Class A Ordinary Shares and the distribution of this prospectus outside the United States.

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them, and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Our reporting currency is the Hong Kong dollar. We make no representation that the Hong Kong dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all.

This prospectus contains translations of certain HK dollar amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the Years Ended December 31,
	2024	2023
Period Average US$1: HK$ exchange rate	7.8024	7.8290

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Investors should not place undue reliance on the facts, statistics and data contained in this prospectus with respect to the economies and the industry. Certain market and industry data included in this prospectus were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. All market and industry data used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we believe the information from industry publications and other third-party sources included in this prospectus is reliable, we do not guarantee the accuracy and completeness of such information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim” and “anticipate” or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, certain of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

●	our business and operating strategies and our various measures to implement such strategies;

●	our operations and business prospects, including development and capital expenditure plans for our existing business;

●	changes in policies, legislation, regulations or practices in the industry and place in which we operate that may affect our business operations;

●	our financial condition, results of operations and dividend policy;

●	changes in political and economic conditions and competition in the sale and distribution on sports nutrition products and related industry;

●	the regulatory environment and industry outlook in general;

●	catastrophic losses from man-made or natural disasters, such as fires, floods, windstorms, earthquakes, diseases, epidemics, other adverse weather conditions or natural disasters, war, international or domestic terrorism, civil disturbances and other political or social occurrences;

●	the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;

●	the overall economic environment and general market and economic conditions in Hong Kong, the PRC and Malaysia;

●	changes in the need for capital and the availability of financing and capital to fund those needs;

●	our ability to anticipate and respond to changes in consumer performances, tastes and trends; and

●	legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the Registration Statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

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DEFINITIONS

“Ace”	means Ace August Limited, a company incorporated in the BVI with limited liability, which is wholly-owned by Mr. Leung Chi Man Kenny, an Independent Third Party.

“Articles of Association” or “Articles”	means the articles of association of our Company adopted on March 28, 2025, a copy of which is filed as Exhibit [●] to this Registration Statement.

“B2B”	means business-to-business.

“B2C”	means business-to-consumer.

“Billion”	means Billion Track Enterprises Limited, a company incorporated in the BVI with limited liability, which is wholly-owned by Ms. Cheung Siu Ning, an Independent Third Party.

“Blueberry”	means Blueberry Farm Holdings Limited, a company incorporated in the BVI with limited liability, which is wholly-owned by Ms. Suen Tin Yan, an Independent Third Party.

“Board”	means the board of Directors of the Company.

“Chestnut”	means Chestnut Festival Limited, a company incorporated in the BVI with limited liability, which is wholly-owned by Mr. Zhang Yan, an Independent Third Party.

“Cipher”	means Cipher Future Development Limited, a company incorporated in the BVI and wholly-owned by Amber International Holding Limited (formerly known as “iClick Interactive Asia Group Limited”, whose shares are listed on the Nasdaq Global Market (stock code: AMBR), and an existing shareholder of our Company.

“Comet”	means Comet Moment Limited, a company incorporated in the BVI with limited liability, which is wholly-owned by Mr. Lim Jia Li, an Independent Third Party.

“CNY” or “RMB”	means Chinese Reminbi, the lawful currency of China.

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“Companies Act”	means the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time.

“Companies Ordinance”	means the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time.

“Director(s)”	means director(s) of the Company.

“Dixon”	means Dixon Dynamics Company Limited, a company incorporated in the BVI with limited liability, which is wholly-owned by Mr. Chan.

“Employees’ Compensation Ordinance”	means the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time.

“Employment Ordinance”	means the Employment Ordinance (Chapter 57 of the Laws of Hong Kong, as amended, supplemented or otherwise modified from time to time).

“Elytron”	means Elytron Innovations Limited, a company incorporated in the BVI with limited liability, which is wholly-owned by Mr. Luk.

“Feldspar”	means Feldspar Enterprises Limited, a company incorporated in the BVI with limited liability, which is wholly-owned by Mr. Wong Hung Kai, an Independent Third Party.

“FFA”	means Fitness Fanatics Asia Limited, a company incorporated in the British Virgin Islands and a direct wholly-owned subsidiary of our Company.
“FINRA”	means Financial Industry Regulatory Authority, Inc.

“Group,” “our Group,” “we” or “us”	means our Company and our subsidiaries.

“HK$,” “Hong Kong dollars” or “HK dollars”	means Hong Kong dollars, the lawful currency of Hong Kong.

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“Hong Kong Subsidiaries”	means collectively NWG and Myron.

“Hintech”	means Hintech Solutions Limited, a company incorporated in the BVI with limited liability, which is wholly-owned by Mr. Ho.

“Independent Third Party(ies)”	means/mean a person or company who or which is independent of and is not a 5% beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% beneficial owner of the Company.

“Listing”	means the listing of our Class A Ordinary Shares on the Nasdaq Capital Market or other national securities exchange.

“Mainland China”	means Chinese mainland of the PRC, excluding Hong Kong and Macau.

“Macau”	means the Macau Special Administrative Region of the PRC.

“Mandatory Provident Fund Schemes Ordinance”	means the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time.

“Memorandum of Association” or “Memorandum”	means the memorandum of association of our Company adopted on March 28, 2025 a copy of which is filed as Exhibit [●] to our Registration Statement of which this prospectus forms a part.

“Minimum Wage Ordinance”	means the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time.

“MPF”	means mandatory provident fund to be contributed by an employer in accordance with the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

“MPF Authority”	means the Mandatory Provident Fund Scheme Authority of Hong Kong.

“Mr. Chan”	means Mr. Chan Chun Ming, Dickson, a co-founder and an executive director of our Company.

“Mr. Chen Jackson Jadyn”	means Mr. Chan Jackson Jadyn, an Independent Third Party.

“Mr. Chen”	means Mr. Chen Wei, an Independent Third Party.

“Mr. Ho”	means Mr. Ho Hin Shun, our founder, an executive director and the chief executive officer of our Company.

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“Mr. Luk”	means Mr. Luk Jing Won, Elson, a co-founder and existing shareholder of our Company.

“Mr. Mak”	means Mr. Mak Tsz Wa, an Independent Third Party.

“Mr. Ngan”	means Mr. Ngan Chun Wai William, an Independent Third Party.

“Ordinary Share(s)”	means collectively the Class A Ordinary Share(s) and Class B Ordinary Share(s).

“Operating Subsidiaries”	means NWG, Myron, NWSZ, NWSH, Qing Mu and FIT Food.

“Pandemic”	means the COVID-19 pandemic which persisted from early 2020 to late 2022.

“PRC Subsidiaries”	means collectively NWSZ, NWSH and Qing Mu.

“Regulation S”	means Regulation S under the Securities Act.

“RM”	means Malaysian Ringgits, the lawful currency of Malaysia.

“Sarbanes Oxley Act”	means The Sarbanes-Oxley Act of 2002.

“SEC”	means The United States Securities and Exchange Commission.

“Securities Act”	means the Securities Act of 1933, as amended.

“Supreme”	means Supreme Mind Limited, a limited liability company incorporated in Hong Kong and owned as to 33% by Ms. Yuan Ying, 33% by Ms. Yuan Fengnu, 20% by Mr. Kung Ching Yao Jimmy and 13% by Ms. Chen Tina P T, all Independent Third Parties.

“Tenmoku”	means Tenmoku Limited, a company incorporated in the BVI with limited liability, which is wholly-owned by Ms. Yip Ka Ki Cherry, an Independent Third Party.

“Track Record Period”	means the period commencing from January 1, 2023 to December 31, 2024.

“U.S.,” “United States” or “US”	means the United States of America.

“US$”, “USD” or “U.S. dollars”	means United States dollars, the lawful currency of the United States of America.

* denotes that the company is established in the PRC without an English name. The English name is just a transliteration of the company’s Chinese name for reference only.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our combined financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our Class A Ordinary Shares. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

Overview

Our Mission

Our mission is to make sports nutrition products conveniently accessible to both professional athletes as well as the mass market so as to facilitate consumers of our products to achieve their health and fitness goals and to unlock their full potential to live a healthy and vibrant life.

We are a leading sports nutrition distributor/seller in Hong Kong that distributes/sells sports nutrition products in Hong Kong, the Mainland China and Malaysia. Over the years, our Group has penetrated and established a presence across a diverse range of channels, including gymnasiums and fitness centers, or gyms, supermarkets, convenience stores, membership stores, specialty stores, e-commerce platforms and online marketplaces. As of December 31, 2024, our Group has over 1,000 points of sale (“POS”), in Hong Kong, Mainland China and Malaysia. In addition to product sales, we provide marketing services to sports nutrition brand owners and other distributors, utilizing our extensive omni-channel sales network.

Our Competitive Strengths

●	We have proven track record in the sports nutrition industry.

●	We have established a comprehensive omni-channel sales and distribution network which also serves as an effective marketing platform.

●	We are a leading sports nutrition companies in Hong Kong with a diverse and extensive product portfolio.

●	We have an experienced and committed management team.

●	We operate in a financially prudent manner.

Our Growth Strategies

As of the date of this prospectus, our footprint covers Hong Kong, Mainland China and Malaysia. We also sell our products to a distributor in Macau for sale in Macau. In order to strengthen our market presence in countries and regions which we operate, and to repeat our success in Hong Kong in these markets, we plan to:

(i)	establish more operating office(s) and/or employ more local staff in existing and new markets to scale our business and enhance the functionality across key areas in our regional offices including, sales, marketing, supply chain, customer service, fulfilment and business development, etc.

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(ii)	source more sports nutrition products that are catered for these markets, such as sourcing more Halal-certified products to cater for the Malaysian market;

(iii)	develop and/or upgrade our customer relationship management (“CRM”) system to enhance our customer loyalty program; and

(iv)	engage in more marketing activities including roadshows, tasting events, social media marketing and search engine marketing to reach out to our target end-consumers.

In order to expand into other Southeast Asian countries (such as Singapore and the Philippines), we plan to repeat our formula in Malaysia and leverage our strong relationship with one of the world’s largest gym chains to install and operate vending machines in their gyms in these new markets to sell our products directly to consumers. After we have entered these new markets and had the opportunity to learn about and test out these new markets through hands-on experience, we plan to commence B2B business and B2C business (via third party platforms) in these new markets within one to two years of our first launch.

In achieving the above business goals, we plan to selectively pursue acquisitions and strategic alliances that will complement or have synergistic benefit to our current business to help us drive business growth, enhance our technological and operational capabilities, supplement our sports nutrition offerings and/or expand our customer base in a cost-effective manner.

Corporate Information

We were incorporated in the Cayman Islands on March 28, 2025. Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our administrative office is located at Flat 15, Block F, UG/F. Wah Lok Industrial Centre, 31-35 Shan Mei Street, Fo Tan, New Territories, Hong Kong. Our telephone number is +852 3100-0001. The information contained on our website (https://www.nwgroupintl.com) does not form part of this prospectus. Our agent for service of process in the United States is [Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168].

Transfers of Cash to and From Our Subsidiaries

Our business is primarily conducted through our Operating Subsidiaries, NWG, Myron, NWSZ, NWSH, Qing Mu and FIT Food. Our Cayman Islands holding company will rely on dividends paid by its Operating Subsidiaries for our Company’s working capital and cash needs, including the funds necessary to pay any dividends.

For the fiscal years ended December 31, 2024 and 2023, no transfers, were made from the Company to its Operating Subsidiaries or vice versa or between the Operating Subsidiaries, or to the Company’s investors. If we decide to pay dividends on any of our Class A Ordinary Shares, as a holding company, we will depend on the receipt of funds from our Operating Subsidiaries through dividend payments. We are permitted under the laws of the Cayman Islands and BVI to provide funding to our Operating Subsidiaries through loans and/or capital contributions without restriction on the amount of the funds loaned or contributed.

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We currently intend to retain all of our available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. We do not have a formal cash management policy. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors our board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Cayman Islands. Subject to the Companies Act and our Memorandum and Articles of Association, our board of directors may declare dividends and distributions only on our Class A Ordinary Shares and authorize payment of the dividends or distributions out of the funds of the Company. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either its profit or share premium account, provided that in no circumstances may a dividend be paid if such payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

British Virgin Islands. Under the BVI laws, the board of directors of our BVI subsidiary may authorize payment of a dividend to its shareholders at such time and of such an amount as they determine if they are satisfied on reasonable grounds that immediately following the dividend the value of our BVI Subsidiary’s assets will exceed its liabilities and our BVI Subsidiary will be able to pay its debts as they become due.

Hong Kong. Under the Hong Kong laws, dividends may only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. At this time, there are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions or limitations on distributing earnings from our business and subsidiaries to the Company and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from our Hong Kong Subsidiaries.

For more information, see “Dividend Policy,” “Risk Factors”, “Summary Combined Financial and Data” and “Combined Statements of Changes in Shareholders’ Equity” in the Report of the independent registered public accounting firm.

PRC/Mainland China.

According to PRC laws and regulations in Mainland China, companies are allowed to pay dividends from their retained earnings (if any) determined in accordance with applicable accounting standards and regulations. In addition, the company must extract at least 10% of its accumulated after tax profits (if any) each year to establish a statutory reserve fund, until the total amount of the statutory reserve fund reaches 50% of its registered capital. The company is not allowed to distribute profits in the event of losses or insolvency. At the same time, the dividends paid by our subsidiaries in Mainland China to their non resident enterprise shareholders, such as overseas parent companies, need to pay 10% withholding income tax on the dividends. If certain preferential requirements are met, the withholding tax can be reduced to 5%. In addition, according to the current laws and regulations in Mainland China, foreign-funded enterprises need to comply with the regulations of the State Administration of Foreign Exchange when remitting dividends overseas. Relevant departments have imposed restrictions on the conversion of RMB into foreign currency and the remittance of currency out of Mainland China. At the same time, if it involves capital settlement to pay dividends, it is also necessary to ensure that the capital is in compliance.

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Malaysia. The principal legislation governing the distribution of dividends of a Malaysian company (“Dividends Distribution”) is the Companies Act 2016 (“CA”). Under the CA, a Malaysian company may only make a distribution to the shareholders out of profits of the company available if the company is solvent. For the purpose of this Dividends Distribution, the Malaysian company is regarded as solvent if the Malaysian company is able to pay its debts as and when the debts become due within 12 months immediately after the distribution is made. Before a distribution is made by a Malaysian company to any shareholder, such distribution shall be authorized by the directors of the Malaysian company. The directors may authorize a distribution at such time and in such amount as the directors consider appropriate, if the directors are satisfied that the Malaysian company will be solvent immediately after the distribution is made. If, after a distribution is authorized and before it is made, the directors cease to be satisfied on reasonable grounds that the Malaysian company will be solvent immediately after the distribution is made, the directors shall take all necessary steps to prevent the distribution from being made. The company, every officer and any other person or individual who contravene such provisions of the CA commits an offence and shall, on conviction, be liable to imprisonment for a term not exceeding 5 years or to a fine not exceeding RM3,000,000 or to both.

Corporate Structure

The PRC government may, in the future, disallow our corporate structure, which restrictions would likely result in a material change in our operations and/or in the value of our Ordinary Shares. Such restrictions may cause the value of our Ordinary Shares to decline significantly in value or be rendered worthless. Investing in our Class A Ordinary Shares involves a high degree of risk. See section entitled “Risk Factors” starting on page 19 of this prospectus.

Risks and Challenges

The risks summarized below are qualified by reference to “Risk Factors” beginning on page 19 of this prospectus, which you should carefully consider before making a decision to invest in our Class A Ordinary Shares. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Class A Ordinary Shares would likely decline, and you may lose all or part of your investment. In reviewing this prospectus, you should bear in mind that past results are no guarantee of future performance. See “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of forward-looking statements, and the significance of forward-looking statements in the context of this prospectus.

The following is a summary of what our management views as our most significant risk factors including but not limited to the following:

●	We rely on our largest supplier in the supply of sports nutrition products.

●	Our business relies on consumer demand for the sports nutrition products we offer and the continuous growth of the fitness industry.

●	We operate in a highly competitive industry, which may affect our market share and results of operations.

●	If we fail to continue to source, launch and promote new sports nutrition products, our business and results of operations may be adversely affected.

●	We rely on third-party brand owners and their distributors to supply sports nutrition products to us.

●	Our marketing service income relies on repeated engagements and new client acquisition

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●	Any product quality issue with our sports nutrition products and any negative media coverage could materially and adversely affect our business and results of operations.

●	Our revenue may be adversely affected by the competition from parallel import stores or e-commerce platforms/online marketplaces and the presence of counterfeits in our markets.

●	Wholesalers and retailers may accumulate excessive or obsolete inventory, and any excessive build-up of inventory could affect the volume of their future orders.

●	Sales of our sports nutrition products are subject to seasonality and fluctuations.

●	Our success and business operations are largely dependent on key management personnel to maintain our business relationships with existing suppliers and customers, secure new business and implement our business strategy.

●	Any delivery delay, improper handling of products or increase in transportation costs of our third-party logistic service providers could materially and adversely affect our business and results of operations.

●	We require various licenses, approvals and permits to operate our business, and the loss of, or failure to obtain or renew, any or all of these licenses or approvals could materially and adversely affect our operations.

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

●	We will be subject to changing laws, rules and regulations in the U.S. regarding regulatory matters, corporate governance and public disclosure that will increase both our costs and the risks associated with non-compliance.

●	Our business is conducted in Hong Kong, Mainland China and Malaysia, and any slowdown in the economies of these markets or slowdown in the sports nutrition industry may adversely affect our business, results of operations and financial performance.

●	The economic, political and social conditions of China as well as its government policies may adversely affect our business and results of operations.

●	We rely on dividends and other distributions on equity paid by our subsidiaries in Mainland China and any limitation on the ability of our subsidiaries in Mainland China to make payments to us could have a material adverse effect on our ability to conduct our business or financial condition.

●	The legal system in Mainland China embodies uncertainties which could limit the legal protections available to us.

●	There is foreign exchange control in Malaysia and Mainland China.

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Holding Foreign Companies Accountable Act

Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our Ordinary Shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions.

Our auditor, ARK Pro CPA & Co, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess ARK Pro CPA & Co’s compliance with applicable professional standards. ARK Pro CPA & Co is headquartered in Hong Kong. As at the date of this prospectus, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. See “Risks Relating to Doing Business in Hong Kong. A recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering” on page 18. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. We cannot assure you whether the Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

Recent Regulatory Developments in the PRC

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

We believe PRC laws and regulations do not currently have any material or adverse impact on our business, financial condition or results of operations. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. If there was a significant change to current political arrangements between Mainland China and Hong Kong, companies operating in Hong Kong might face similar regulatory risks as those operated in Mainland China, including their ability to offer securities to investors, list their securities on a U.S. or other foreign exchange, and conduct their business or accept foreign investment.

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Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China, including cracking down on certain illegal activities in the securities market, enhancing supervision over Chinese-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

For example, on June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain illegal activities in the securities markets to promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over Chinese-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the PRC Personal Information Protection Law which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the circumstances that processing of personal information of natural persons within the territory of Mainland China and that is carried out outside of Mainland China where (1) such processing is for the purpose of providing products or services for natural persons within Mainland China, (2) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022, replacing the former Measures for Cybersecurity Review (2020) issued on April 13, 2020. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must undergo a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

On August 30,2024, China State Council approved the “Regulations on Network Data Security Management,” which will take effect on January 1, 2025. This regulation further refines and improves existing relevant systems. It clearly defines important data as information that pertains to specific fields, groups, or regions, or has reached a certain level of precision and scale, and if tampered with, destroyed, leaked, or illegally obtained or used, could directly endanger national security, economic operations, social stability, public health, and safety. The regulation requires network data handlers to identify and report important data. Additionally, it stipulates that network data handlers must fulfil a clear notification obligation before processing personal information. It specifies the conditions under which network data handlers can provide personal information overseas, clarifying that if not informed by relevant regions or departments or publicly disclosed as important data, it does not need to be reported for data export security assessment. Violations of this regulation may result in orders to rectify, warnings, or even suspension of related business operations, business rectification, revocation of relevant business licenses, or business license revocation. In cases where the violation affects or may affect national security severely, a fine ranging from RMB 1 million to 10 million can be imposed.

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On February 17, 2023, the CSRC promulgated the Trial Administrative Measures, which came effect on March 31, 2023. The Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited combined financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

Fitness Fanatics is a holding company incorporated in the Cayman Islands with operating entities based in Hong Kong. Although we have subsidiaries in the Mainland China, we have not established any VIE structure in Mainland China. The operation of our PRC Subsidiaries are not a major part of our company’s operations and is not controlled by any company or individual in Mainland China. The senior management personnel responsible for operation and management are not Chinese citizens or have their habitual residence in Mainland China. In addition, our main operational headquarters is located in Hong Kong, and our senior staff and all board members are based in Hong Kong, who are not citizens of Mainland China. Meanwhile, although our PRC Subsidiaries have generated revenue or profits in Mainland China, in the most recent accounting year, the operating income, total profit, total assets or net assets of the PRC Subsidiaries accounted for no more than 50% of the corresponding data in the audited combined financial statements of the Group for the same period. Therefore, in accordance with the PRC laws and regulations in effect as of the date of this prospectus, as advised by our PRC legal advisor, Guangdong Wesley Law Firm, (i) we and our subsidiaries do not fall under the category of “indirect overseas listing” as defined in the Trial Administrative Measures; and (ii) prior to the listing or issuance of our Class A Ordinary Shares in the United States, neither we nor our subsidiaries need to obtain approval from the CSRC, nor do we need to complete filing procedures in accordance with the Trial Administrative Measures. Therefore, we believe that PRC laws and regulations will not have any significant impact on our and our subsidiaries’ business, financial condition, and operating performance.

However, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, since these statements and regulatory actions are new and under development, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. If we inadvertently conclude that such approvals are not required, we may be required to make corrections, be given a warning, be fined between RMB 1 million and RMB 10 million, warn the responsible person and impose a fine of not less than RMB 500,000 but not more than RMB 5 million, fine the controlling shareholder not less than RMB 1 million but not more than RMB 10 million, prevent the Company from entering the securities market and our ability to offer or continue to offer our Ordinary Shares to investors could be significantly limited or completed hindered, which could cause the value of our Ordinary Shares to significantly decline or become worthless. Our Group may also face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in Mainland China, limit our ability to pay dividends outside of Mainland China, limit our operations in Mainland China, delay or restrict the repatriation of the proceeds from this Offering into Mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

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Our PRC Subsidiaries collect necessary but limited personal information from our customers (mostly natural persons in Mainland China) for the purpose of “understanding your customers” (combating money laundering) due to operational needs for order processing and delivery. However, the company will not share or provide any relevant personal information outside of Mainland China. According to the advice of Guangdong Wesley Law Firm, our legal adviser in China’s legal affairs, we and our operating subsidiaries will not be regarded as “operators of key information infrastructure”, and they are not personal information processors with internet platform services (such as e-commerce platform development and operation maintainers), a large number of users and complex business types. Our PRC Subsidiaries have established necessary internal control systems for personal information, including personal information protection policies, reporting mechanisms for violations of personal information protection, emergency response plans for security incidents, and has also developed informed consent forms for personal information. When collecting customer personal information, we seek customer informed consent. Neither we nor our subsidiaries are subject to CAC’s cybersecurity review for this offering, nor do we need to obtain regulatory approval from CAC or any other Chinese authorities for our and our subsidiaries’ operations in Hong Kong, as (i) our PRC subsidiaries have established corresponding personal information compliance systems in accordance with the law; Our main operating entities, the Hong Kong Subsidiaries, do not handle customer information of our Mainland PRC Subsidiaries; (ii) as of the date of this prospectus, our PRC Subsidiaries have collected personal information from less than one million individuals in Mainland China, and we have obtained informed consent from their customers to collect and store their personal information and data; (iii) the personal information collected for our operations is not considered important data and will not affect or may affect China’s national security; (iv) neither we nor our subsidiaries rely on personal data collection and processing to maintain our or our subsidiaries’ operations; (v) the data collected in the business of our PRC Subsidiaries will not be transmitted across borders to the Hong Kong operating entities; (vi) as of the date of this prospectus, neither we nor our operating subsidiaries have received any notification from any Chinese government agency that they are classified as “operators” or “data processors” and will be subject to CAC network security review or CSRC review. The collected data has not been informed or publicly released as important data by relevant regions or departments.

Furthermore, if the Trial Administrative Measures, the Measures for Cybersecurity Review (2021), and the PRC Personal Information Protection Law (the “PIPL”) become applicable to us or our Operating Subsidiary in Hong Kong, our operation and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future.

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Moreover, if there is a significant change to the current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we or our subsidiaries were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary approval or permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us or our subsidiaries to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, confiscating our and/or our PRC Subsidiaries’ income, revoking our or our PRC Subsidiaries’ business licenses or operating licenses, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our Offering to finance our business and operations, and other forms of sanctions or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our or subsidiaries’ business operations, restrict our ability to offer or continue to offer Class A Ordinary Shares to investors or list on the U.S. or other overseas exchange, the value of our Class A Ordinary Shares may also significantly decline or be worthless, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. In addition, if the CSRC, the CAC, or other PRC regulatory authorities later promulgate new rules requiring that we or our subsidiaries must obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements. Any uncertainties and/or negative publicity regarding such an approval requirement could materially affect the interests of the investors and have a material adverse effect on the possibility of completion of the Offering.

Substantially, all of our main operations are conducted by our wholly-owned subsidiaries in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our subsidiaries business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Our Hong Kong Subsidiaries may be subject to laws and regulations of Mainland China, which may impair our PRC Subsidiaries ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, regulations, rules and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Chinese legal and regulatory system cannot be certain.

We do not expect to be subject to the cybersecurity review by the CSRC and the CAC in relation to this Offering, given that: (1) our principal operating subsidiary, NWG, is incorporated in Hong Kong and is located in Hong Kong, not a PRC domestic company, (2) we have no subsidiary, VIE structure or any direct operations in Mainland China, and (3) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong).

Additionally, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions the Chinese government or authorities in Hong Kong may take in this regard.

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Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We will take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which the fifth anniversary of the completion of this Offering occurs, (2) the last day of the fiscal year in which we have total annual gross revenue of at least US$1.235 billion, (3) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700.0 million as of the last business day of our most recently completed second fiscal quarter, and (4) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We have included two years of selected financial data in this prospectus in reliance on the first exemption described above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a “smaller reporting company” under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management’s assessment of internal control over financial reporting, are not required to provide a compensation discussion and analysis, are not required to provide a pay-for-performance graph or chief executive officer pay ratio disclosure, and may present only two years of audited financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure.

Implications of Being a Foreign Private Issuer

We also considered a “foreign private issuer.” Accordingly, upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to United States domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We will take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States, or (iii) our business is administered principally in the United States

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the Nasdaq.

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THE OFFERING

Offering Price	The Offering price will be between US$[●] and US$[●] per Class A Ordinary Share.

Outstanding share capital prior to completion of this Offering	[●] Class A Ordinary Shares and [●] Class B Ordinary Shares. See “Description of Share Capital” for more information.

Outstanding share capital immediately after this offering	[●] Class A Ordinary Shares and [●] Class B Ordinary Shares.

Class A Ordinary Shares offered in the Offering	[●] Class A Ordinary Shares offered by the Company and [●] Class A Ordinary Shares offered by the Selling Shareholders.

Gross Proceeds	US$[●]

Voting Rights

We have adopted a dual-class share structure. Holders of our Class A Ordinary Shares and holders of our Class B Ordinary Shares will have different voting rights. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Shares shall entitle the holder thereof to thirty (30) votes on all matters subject to vote at general meetings of the Company.

Use of proceeds	We estimate that we will receive net proceeds from this Offering of up to US$[●], based on an assumed price to the public in this Offering of US$[●] per Class A Ordinary Share (being the mid-point of the offer price range stated on the cover of this prospectus), after deducting underwriting fees and commissions and estimated Offering expenses. We currently intend to use the net proceeds from this Offering for (i) establishing more operating offices and/or hiring additional staff members in existing and new markets to scale up and enhance functionality of the key areas of our business such as supply chain, customer service, fulfilment, and business development, which will aid us in the localization of our internationally sourced products, as well as help us strengthen relationships with local customers and create additional sales channels in these markets; (ii) sourcing more sports nutrition products that are catered for different markets, such as sourcing more Halal-certified products to cater for the Malaysian market; (iii) developing and/or upgrading the CRM system to enhance our customer loyalty program; (iv) engaging in more marketing activities including roadshows, tasting events, social media marketing and search engine marketing to reach out to our target end-consumers; (v) potential strategic acquisitions and/or joint ventures; and (vi) for working capital and general corporate purposes.

Dividend policy	Our board of directors will take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) our combined operating and financial results; (b) our cash flow situation; (c) our business strategies and future operations and earnings; (d) taxation considerations; (e) interim dividends paid, if any; (f) our capital requirements and expenditure plans; (g) statutory and regulatory restrictions; (h) any restrictions on payment of dividends; and (i) any other factors that our board of directors may consider relevant. It is our current policy to retain all earnings for use by the Company in its business. See “Dividend Policy” for more information.

Lock-up	We, each of our Directors and executive officers and our principal shareholders, have agreed, subject to certain exceptions, for a period of 180 days from the date of our Class A Ordinary Shares begin trading, not to, except in connection with this Offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares or any other securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares. See “Shares Eligible for Future Sale” and “Underwriting—Lock-Up Agreements”.

Risk factors	Investing in our Class A Ordinary Shares involves risks. See “Risk Factors” beginning on page 19 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A Ordinary Shares.

Listing	We plan to apply for the listing of the Class A Ordinary Shares on the Nasdaq Capital Market.

Proposed trading symbol	We intend to list the Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “[●]”.

Transfer agent	[●]

Payment and settlement	The underwriter expects to deliver the Class A Ordinary Shares against payment therefor through the facilities of the Depository Trust Company on [●], 2025.

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RISK FACTORS

Investing in our Class A Ordinary Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Class A Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We rely on our largest supplier in the supply of sports nutrition products.

During the fiscal years ended December 31, 2023 and 2024, we relied heavily on our largest supplier, which is one of the world’s largest sports nutrition companies, for the supply of our sports nutrition products. We have signed an exclusive distribution agreement with our largest supplier in 2024, which covers the exclusive distribution rights for four of their sports nutrition brands in Hong Kong. For the fiscal year ended December 31, 2024, we have also entered into two one-year non-exclusive distribution agreements with them, with one authorizing us to distribute one of their meal replacement brands in Hong Kong and the other for distributing one of their sports nutrition brands in Mainland China. Our Group’s revenue generated from the sale of sports nutrition products supplied by our largest supplier amounted to approximately US$8.3 million and US$14.1 million, accounted for approximately 69.7% and 72.3% of our revenue during the fiscal years ended December 31, 2023 and 2024, respectively. Apart from being our key supplier of sports nutrition products, our largest supplier has also been providing us with marketing support and keeping us abreast of the latest industry trends and market statistics, which has facilitated us to stay in the forefront of the distribution of sports nutrition products in Hong Kong and to expand our market share in Mainland China and Malaysia. For the fiscal year ended December 31, 2024, the exclusive distribution rights granted to us for four of their sports nutrition brands in Hong Kong also give us control over pricing and distribution, which will help to reduce competition and protect our market share. Should there be any disruption in the supply of sports nutrition products from our largest supplier or should our largest supplier terminate its three distribution agreements with us, we may be able to source its products indirectly from other distributors, but our costs of sourcing its products indirectly may be higher than sourcing directly from our largest supplier and we may be unable to get the same level of service and marketing support from our largest supplier. We may also source alternative sports nutrition products from other suppliers to replace the sports nutrition products supplied by our largest supplier but there is no assurance that such alternative products will be comparable or superior to the sports nutrition products supplied by our largest supplier in terms of price, quality, market acceptance and trading terms. All these may materially and adversely affect our operations, profitability and performance.

We have signed distribution agreements with our largest supplier for a one-year term, which are generally renewable on an annual basis. However, disagreements over business plans, sales and/or purchase targets and marketing activities may arise. As such, there is no assurance that we can continue to maintain long-term business relationship with them or that the distribution agreements would be renewed. Even if such distribution agreements would be renewed, there is no assurance that such agreements would be renewed on terms and prices equivalent to or more favorable than the current terms and prices. In any case, these distribution agreements may be terminated or not renewed for reasons beyond our control, for instance due to a change in our largest supplier’s business strategies or it has been acquired by another company. Our sales and operating income could be materially and adversely affected if any of these distribution agreements is terminated or not renewed, or there is any adverse change to the trade terms. If any of these distribution agreements is terminated or not renewed, we may be unable to secure an alternative supplier to supply sports nutrition products of similar quality at prices and terms acceptable to us, and the loss of a major supplier could materially and adversely affect our business, financial condition and results of operations. Finally, of the distribution agreements which we have signed with our largest supplier, only one of them is an exclusive distribution agreement. Our largest supplier is not restricted from appointing additional distributors for the same sports nutrition products in the territories covered by the non-exclusive agreements we signed with them. In these cases, we may have to compete with the additional distributors appointed by our largest supplier and where applicable, share the increased product sales contributed by our marketing efforts. If there is no corresponding increase in market demand for these sports nutrition products, it is likely that our customers may reduce the number of orders they place with us with increased choices of product suppliers. Our revenue may fall as a result, and our business, financial condition and results of operations may be materially and adversely affected.

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Our business relies on consumer demand for the sports nutrition products we offer and the continuous growth of the fitness industry.

The distribution and sales of sports nutrition products accounted for approximately 100.0% and 93.5% of our revenue in the fiscal years ended December 31, 2023 and 2024, respectively. Our business relies on consumer demand for the sports nutrition products we offer, which depends substantially on factors such as (i) consumer preferences and tastes; (ii) consumer spending patterns; (iii) consumer income; (iv) consumer perceptions of and confidence in our product quality; and (v) consumers’ awareness and pursuit of a healthy and natural lifestyle. Driven by increasing health awareness, the surge in sports participation and fitness activities as well as the general rise in disposable income, the demands for healthy, functional and natural sports nutrition products, particularly protein powder and healthy/functional low-calorie and low-sugar ready-to-eat snacks and packaged drinks, have been growing continuously. Changes in any of the above factors at any time could result in a decline in consumer demand for the sports nutrition products we offer. Our business development will depend partly on our ability to (a) accurately anticipate changes in market demand and consumer preferences; (b) introduce new popular products in a timely manner; (c) differentiate the quality of our products from those of our competitors; and (d) develop appropriate and effective marketing and sales strategies to promote our products. If we fail to anticipate or respond to changes in customer preferences or fail to bring products to market in a timely manner to satisfy customers’ evolving demands, our market share and our sales and profitability could be adversely affected. Any failure to adapt our product offering to respond to changing choices and preferences of consumers may result in lower sales of our products, which may put pressure on the pricing of our products and/or lead to increased selling and promotional expenses. In any event, a decrease in consumer demand for our products may result in lower sales and increase our inventory turnover days. Any of these changes could result in a material adverse effect on our business, financial condition or results of operations.

Our business and financial results also depend heavily on the continuous growth of the fitness industry as a higher level of participation in sports and fitness activities may lead to an increase consumption of sports nutrition products. As our target end-consumers are the health and fitness conscious community, we work very closely with gymnasiums and fitness centers, or gyms, on selling products directly to our target end-consumers via vending machines installed at the gyms and on marketing activities to promote our sports nutrition products (such as tasting events or enticing the support of physical trainers and sports key opinion leaders and influencers, or KOL, to promote our products on social media). If the fitness industry does not continue to grow, our revenue and growth could be adversely affected.

We operate in a highly competitive industry, which may affect our market share and results of operations.

We are a sports nutrition distributor/seller based in Hong Kong distributing/selling sports nutrition products in Hong Kong, the Mainland China and Malaysia and generally face strong competition in the sports nutrition industry on (i) nutritional quality and functionality of the products; (ii) market reputation and credibility; (iii) pricing as consumers are generally driven by value-for-money concerns in a high inflation environment; (iv) taste; (v) sustainability as certain consumers prefer plant-based products and natural products free from genetically modified ingredients and gluten; (vi) range and variety of products; and (vii) consumption formats as consumers prefer a convenient format for on-the-go consumption. We compete primarily with other sports nutrition sellers and/or distributors, including brand owners, distribution companies and e-commerce platforms/online marketplaces, which may have been in business longer than us and may have greater financial strength, stronger relationships with customers and suppliers, more established brand names and/or market recognition than we have. We cannot assure you that our current or potential competitors will not provide products comparable or superior to those we offer or adapt more quickly to evolving industry trends or changing market requirements. It is also likely that other sports nutrition sellers and/or distributors may develop or strengthen their sales and distribution capabilities and there will be consolidation or alliances among our competitors and wholesalers in the sports nutrition industry, which may change the competition landscape. All these events may cause our business and results of operations to be adversely affected.

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In addition, our competitors may substantially increase their advertising expenditures and promotional activities or engage in irrational or predatory pricing behavior in response to market competition to acquire more market share, and our marketing budget may not be sufficient to compete with such competitors. Furthermore, fierce competition may result in price reductions, reduced margins and loss of market share, any of which could have an adverse impact on our profit margins and results of operations.

Finally, we cannot assure you that we would be able to expand our market share gradually as planned or even maintain our current market share in the future. If we are unable to achieve our business target with respect to our market share or our market share shrinks as a result of various unexpected reasons, our business, financial condition and results of operations could be materially and adversely affected.

If we fail to continue to source, launch and promote new sports nutrition products, our business and results of operations may be adversely affected.

In light of the highly competitive environment of the sports nutrition industry, our future growth depends on our ability to continue to source, launch and promote new sports nutrition products in order to expand and enhance our product offerings to keep up with market trends and to satisfy the changing consumer trends and preferences. To source and launch new products, we need to devote significant time and resources to research and identify new sports nutrition products which have market potential and to plan and execute marketing campaigns to promote such new products. We cannot assure you that our new sports nutrition products will gain market acceptance or meet the particular taste or other requirements of consumers. We also cannot assure you that our new sports nutrition products will be able to generate positive cash flows or become profitable within a short period of time or at all. If we fail to introduce new products that complement our current portfolio of products and to offer a wide array of products to satisfy consumers’ changing preferences, our business, results of operations and financial condition may be materially and adversely affected.

We rely on third-party brand owners and their distributors to supply sports nutrition products to us.

During the fiscal years ended December 31, 2023 and 2024, all the sports nutrition products we distributed/sold were supplied directly by third-party brand owners or through their distributors. Apart from our two largest suppliers, we have not signed any distribution agreement or sub-distribution agreement with the other third-party brand owners or their distributors. There is no assurance that these third-party brand owners or their distributors will be able to supply their sports nutrition products to us in a timely manner, or that they will not increase the prices of, or reduce or cease to supply their sports nutrition products to us. Price increases by the suppliers could result from various factors beyond our control, such as rising costs of raw materials, as well as escalating labor costs due to wage inflation or supply chain disruptions. Additionally, changes in transportation costs, regulatory requirements, or market demand could further contribute to higher prices imposed by these suppliers. If we cannot provide a stable supply of our products to our customers, we may lose our existing customers, which may materially and adversely affect our business, financial condition and results of operations.

Our marketing service income relies on repeated engagements and new client acquisition.

Our marketing services accounted for approximately nil. and 6.5% of our revenue for the fiscal years ended December 31, 2023, and 2024, respectively. These services are typically delivered on a case-by-case basis, without long-term contracts or commitments. There is no guarantee that clients will continue to engage us after the contract period ends, as their decisions may hinge on factors beyond our control, such as shifting priorities, budget constraints, or preferences for competitors’ offerings. Additionally, our ability to scale these services or maintain competitive pricing could be challenged by increasing market competition or rising operational costs. A decline in repeated engagements or failure to secure new ones could lead to significant fluctuations or a reduction in our marketing services revenue. Such a decrease could lower our overall revenue and profitability, potentially materially and adversely affecting our financial condition and results of operations.

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Our marketing and promotional activities may not be effective in attracting customers.

We conduct various marketing activities to promote the sports nutrition products we distribute/sell to our customers, such as online marketing and tasting events. We typically have to bear all the costs associated with these marketing activities. We cannot assure you that our marketing activities will enable us to achieve our sales targets. The effectiveness of sales and marketing activities is relatively hard to predict and evaluate. Their effects may be delayed, resulting in a delayed revenue growth which may not be fully reflected during the period in which the sales and marketing activities took place. If the results of our marketing activities fail to meet our expectations, or if we fail to conduct the marketing activities as planned, our results of operations, financial condition, market share and reputation may be materially and adversely affected.

Our success depends on the market recognition of the well-established brand names of the sports nutrition products we distribute/sell.

Our success is attributable to the well-established brand names of the sports nutrition products we distribute/sell. We have implemented various marketing strategies, including the use of social media, to promote and enhance the brand image of our sports nutrition products. However, the reputation and brand image of our sports nutrition products may be adversely affected by different factors which may be beyond our control, such as: (i) adverse associations with these brands; (ii) decline in the public image or popularity of any of the KOL which we have collaborated to promote our sports nutrition products and increase product exposure and brand awareness on social media; and (iii) the effects of counterfeit products purporting to be our sports nutrition products. Any other incident that damages our customers’ trust and confidence in our sports nutrition products may also damage our reputation, which would in turn materially and adversely affect our business and results of operations.

Any product quality issue with our sports nutrition products and any negative media coverage could materially and adversely affect our business and results of operations.

As the target end-consumers of our sports nutrition products are the health and fitness conscious community, the freshness and quality of our products and food safety is of paramount importance. We believe that the quality of our products is critical to our success. As all our products are supplied by third parties, we cannot guarantee that our suppliers would, or work with manufacturers that would, consistently manufacture quality sports nutrition products that would comply with all applicable laws and regulations (including food safety, labor and environmental) and meet a quality standard that is acceptable to our customers. Apart from quality issues arising from the production of the sports nutrition products, quality issues may also arise from the materials used in the production and packaging of the sports nutrition products and the storage and transportation of such products. We rely on our suppliers to ensure the quality of our sports nutrition products and there is no assurance that their quality control system is intact. If we become subject to food safety claims caused by contaminated or otherwise defective products supplied by our suppliers, and we are unable to assert a claim against a supplier or the amounts that we claim cannot be recovered from the supplier, we may have to bear such losses and liability, and our business, financial condition and results of operations may be materially and adversely affected as a result.

Any product quality issue associated with our sports nutrition products may, depending on the seriousness of the issue, lead to negative publicity, obsolete inventory, product returns, government investigation, fines and penalties, product liability claims and/or product recalls. Any negative claim against us, even if meritless or unsuccessful, may divert our management’s attention and other resources from day-to-day business operations, which may adversely affect our business, results of operations and financial condition. Negative media coverage regarding the quality, nutritional value, price-level or safety of our products, and the resulting negative publicity, may materially and adversely affect the level of consumer trust in our products. In addition, adverse publicity about any regulatory or legal action against us may damage our reputation and business image, undermine our customers’ confidence in us and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or immaterial to our operations. All these may materially and adversely affect our business and results of operations.

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Our revenue may be adversely affected by the competition from parallel import stores or e-commerce platforms/online marketplaces and the presence of counterfeits in our markets.

The sports nutrition industry in Hong Kong, Mainland China and Malaysia is highly competitive and the entry barrier is low. There are a considerable number of market players of different sizes with different sales and distribution channels, including but not limited to parallel import stores generally set up at convenient locations and e-commerce platforms/online marketplaces, which may import sports nutrition products to our markets without proper authorization from the brand owners or official distributors at a price lower than the recommended retail prices we set for the same sports nutrition products. We may lose our customers if they opt to purchase sports nutrition products from these parallel import stores or e-commerce platforms/online marketplaces, which could adversely affect our business, results of operations, financial condition and profitability. Moreover, as the sources of the products from these parallel import stores or e-commerce platforms/online marketplaces are unknown, the quality of these products may not be comparable with the products procured from the brand owners or official distributors and these products could be counterfeits of inferior quality which may cause food safety or quality-related issues if they are unfit for consumption. As we cannot exclude these market players from selling the same sports nutrition products or control their selling prices, any quality issue in relation to their products may give rise to negative publicity damaging the reputation of all sellers in the market in general. The occurrence of counterfeits may also have a negative impact on our reputation and the brands of our sports nutrition products, which may materially and adversely affect our profitability and competitiveness.

We rely on wholesalers and retailers to sell our sports nutrition products.

We rely on our wholesalers and retailers to sell our sports nutrition products to end-consumers. During the fiscal years ended December 31, 2023 and 2024, the sale of sports nutrition products through wholesalers and retailers amounted to approximately US$6.0 million and US$11.4 million, accounted for approximately 50.7% and 58.6% of our revenue, respectively. As of December 31, 2024, we distributed products to over 130 wholesalers and retailers in Hong Kong, and Mainland China, while in Malaysia, we were focused on direct-to-consumer sales, with plans to extend our reach to wholesalers and retailers in 2025. The wholesalers and retailers we engaged ranged from owners of brick-and-mortar retail chains and online stores that have regional operations, large wholesalers, gyms, retailers to entrepreneurs. As of December 31, 2024, through our wholesalers and retailers, we reached over 800 points of sale in Hong Kong and Mainland China.

We generally agree the trading terms with our key wholesalers and retailers and sign a one-year agreement with them. We cannot assure you that these distribution agreements or sales agreements we have with our key wholesalers and retailers will be renewed on the same or similar terms, or at all, upon or before their expiry, nor can we assure you that these key wholesalers and retailers will not terminate these distribution agreements or sales agreements before their expiry. There is no assurance that we will be able to maintain business relationship with all our existing wholesalers and retailers or that these wholesalers and retailers will continue to place orders with us at historical levels, or at all. If any of our major wholesalers or retailers substantially reduces its volume of purchases from us or ceases to do business with us altogether, our sales may decrease substantially, and our financial condition and results of operations may be materially and adversely affected.

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In addition, we provide price guidance on our products to our wholesalers and retailers, which is intended to prevent malignant price competition. Failure by our wholesalers and retailers to comply with our price guidance may have an adverse impact on our business operations. While such price guidance is only intended to prevent malignant price competition, there can be no assurance that local regulators will not consider such price guidance as a monopolistic activity, or that any future change or promulgation of local laws and regulations will not render our price guidance as a monopolistic activity. Compliance with existing and future anti-monopoly and anti-unfair competition laws and regulations could subject us to costs or liabilities, including monetary damages and fines, which may impact our business operations and our overall financial performance.

Major clients with significant bargaining power account for a portion of our sales.

As of December 31, 2024, we distributed products to brick-and-mortar retail chains (primarily supermarkets, membership stores, and specialty stores, such as chemists and sporting goods retailers) and online stores in Hong Kong and Mainland China (as compared to distributors in Macau and through vending machines in Malaysia). We rely on these large wholesalers/retailers to distribute our sports nutrition products and they have significant bargaining power with respect to their purchases from us. We generally grant a credit period of 30 to 60 days to these large wholesalers/retailers. Some of them also require us to offer them different types of sales incentives (including bulk purchase discount, distribution allowance, damage good allowance and/or e-commerce operation allowance) and take out product liability insurance to cover them. In limited cases, we may also have to accept product returns for expired or slow-moving products from these wholesalers/retailers. Large wholesalers/retailers may also be in a position to resist our price increases or demand lower prices. If we do not provide appropriate pricing and sales incentives to retain these wholesalers/retailers, our consumer reach, brand visibility and sales could be materially and adversely affected.

Wholesalers and retailers may accumulate excessive or obsolete inventory, and any excessive build-up of inventory could affect the volume of their future orders.

Wholesalers and retailers purchase sports nutrition products from us to sell them to consumers through their sales network and online sales channels, and they maintain their own inventory of our products for their operations. If their inventory level of our products exceeds the demand of their customers or their inventory of our products is becoming obsolete, they may reduce their future orders of our products until their inventory level of our products realign with demand from their customers or until they have sold off the obsolete inventory. The reduction in future orders from wholesalers and retailers could have a material adverse impact on our business, financial condition, results of operations and prospects.

Sales of our sports nutrition products are subject to seasonality and fluctuations.

We typically experience higher sales revenue in the second and third calendar quarters when the weather is warmer in Asia. Our sales can also fluctuate during the course of a fiscal year for other reasons, such as the timing of new product launches and advertising and promotional activities. If there is any adverse change in market conditions or if our operations are disrupted or affected by unpredictable events taking place during the peak season, our business, financial condition and results of operations may be adversely affected. Consequently, sales and operating results for any particular period will not necessarily be indicative of our performance for the full year or future periods.

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If we fail to effectively manage our inventory or estimate accurately the demand for our sports nutrition products, our liquidity may be adversely affected.

Our business involves storage and stocking of a range of sports nutrition products with different shelf lives. In light of the nature of our products, our procurement staff actively monitors our product flow and inventory level in our enterprise resource planning (“ERP”) system and third-party warehouses’ customer portals to minimize incidences of overstocking and expiration of our inventory. If we cannot manage our inventory efficiently in the future, our liquidity and cash flow may be adversely affected. Furthermore, if we fail to procure appropriate products to suit consumer preferences in the future, the volume of slow-moving inventories or expired products may increase and we may need to sell off slow-moving inventories at a lower price or dispose of expired products, and in such event, our financial position and results of operations may be materially and adversely affected.

Our success and business operations are largely dependent on key management personnel to maintain our business relationships with existing suppliers and customers, secure new business and implement our business strategy.

Our success depends on the continuous contributions of our executive directors and senior management. In particular, we rely on the expertise and experience of Mr. Ho, our founder, executive director and chief executive officer and Mr. Chan, our co-founder and executive director, to take the lead on our strategic planning and overall business development. If one or more key personnel are unable or unwilling to continue in their present positions within our Group, we may be unable to replace them easily or at all. This may cause a significant disruption to our business operations and implementation of our future plans, and we may have to incur additional and potentially significant expenses to recruit and train their replacements. All these may materially and adversely affect our business, financial condition and results of operations.

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If we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe on their intellectual property rights, our business could suffer.

We operate our own online stores for selling and distributing sports nutrition products in Hong Kong, and Mainland China under the name “Nutritionus” and its Chinese name “營人家族”. As of December 31, 2024, we have registered three trademarks in Hong Kong and four in Mainland China to protect the brand name of our online stores. Our online business depends, in part, on our ability to identify and protect proprietary information and other intellectual property such as our customer lists and information, platform data and operational processes. We rely on a combination of trade secrets, confidentiality policies, non-disclosure and other contractual arrangements and trademark laws to protect our intellectual property rights. However, we may not adequately protect these rights, and their disclosure to, or use by, third parties may harm our competitive position. Our inability to detect unauthorized use of, or to take appropriate or timely steps to enforce, our intellectual property rights may harm our business. Also, third parties may claim that our business operations infringe on their intellectual property rights. These claims may harm our reputation, cost us money to defend, distract the attention of our management and prevent us from offering some services. Confidential intellectual property is increasingly stored or carried on mobile devices, such as laptop computers, which increases the risk of inadvertent disclosure where the mobile devices are lost or stolen and if the information has not been adequately safeguarded or encrypted. This also makes it easier for someone with access to our systems, or someone who gains unauthorized access, to steal information and use it to our disadvantage. Advances in technology, which permit increasingly large amounts of information to be stored on mobile devices or on third-party “cloud” servers, may exacerbate these risks.

Any force majeure event affecting our warehousing facilities may severely disrupt our business.

As of December 31, 2024, we had one self-operated warehouse in Hong Kong and we also utilized the services of six third-party warehouses, with one in Hong Kong, four in Mainland China and one in Malaysia. In the event there is any unexpected material disruption at or in the vicinity of these warehouses resulting from the occurrence of any force majeure events, such as fire, storms and floods, which are beyond our control, it may cause substantial damage or destruction to our warehousing premises and/or our stocks. We cannot guarantee that any precautionary measures implemented at our warehousing premises, such as fire safety facilities and CCTV surveillance systems, will be effective in minimizing such risks of business disruptions and potential loss and damages. There is no assurance that we will be able to take adequate steps to mitigate the potential impact of such disruptions effectively. Additionally, if any third-party warehouse operator goes into liquidation, there is no assurance we will be able to recover our inventory. The occurrence of any of such force majeure incidents in the future may cause partial or total loss of our stocks, and result in material damage or destruction to our warehousing facilities. Our operations may be severely impaired or even put to a halt, which may lead to a material adverse impact on our results of operations.

Any delivery delay, improper handling of products or increase in transportation costs of our third-party logistic service providers could materially and adversely affect our business and results of operations.

Our overseas suppliers typically transact with us on Ex Works (EXW) or Free Carrier (FCA) basis. Under Ex Works terms, we are required to arrange for third-party logistic service providers to collect the products from the suppliers’ premises and ship them to our local markets by sea freight. We also rely on third-party logistic service providers to store, pick, pack and ship our products to customers in Hong Kong, Mainland China, Macau and Malaysia primarily by land transport. The services provided by these logistics service providers may be delayed, suspended or cancelled due to unforeseen events beyond our control, including but not limited to, improper handling by these logistics service providers, routing disruptions, labor disputes, strikes, acts of war or terrorism, outbreaks of epidemics, earthquakes and other natural disasters, which could disrupt the delivery of our products. Any improper handling of our products by these logistics service providers could also result in product contamination or damage, which may lead to product recalls, product liabilities, increased costs and damages to our reputation. All these may materially and adversely affect our business, financial condition and results of operations.

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Our logistics service expenses are subject to factors beyond our control, such as fluctuations in fuel price, increases in terminal charges, custom clearance fees, road tolls and bridge tolls, as well as changes in international shipping and local transportation laws and regulations. Any increase in the service costs of our logistics service providers may lead to an increase in our logistics expenses, which may negatively affect our results of operations.

Fluctuations in foreign currency exchange rates may materially and adversely affect our financial condition and results of operations.

Our Group has operations in Hong Kong, Mainland China and Malaysia and our major suppliers are based in the United States and Europe. As such, we are exposed to foreign currency risk as we traded in various foreign currencies, including the U.S. dollar, Euro, Pound Sterling, HK dollars, RMB, MR and MOP during the fiscal years ended December 31, 2023 and 2024. Fluctuations in foreign exchange are unpredictable as they may be caused by various factors. We cannot assure you that we will not suffer any loss on foreign exchange in the future. Further, we do not have any forward contracts or other derivative instruments to manage our foreign exchange risks. In the event that we are unable to manage our foreign currency risks effectively or at all, our business, financial condition and results of operations may be materially and adversely affected.

We require various licenses, approvals and permits to operate our business, and the loss of, or failure to obtain or renew, any or all of these licenses or approvals could materially and adversely affect our operations.

Our operations require various licenses, approvals, registrations and permits. For example, our sports nutrition products are mainly imported from the United States and Europe. For major markets like Hong Kong and Mainland China, we import products from the overseas suppliers directly and we are required to register with the Director of the Food and Environmental Hygiene Department, or FEHD, as a food importer/food distributor in Hong Kong. In Mainland China, all importers of food products must be established in Mainland China with a registered business scope that includes the business activities of importing and distributing food products. For sports nutrition products which are deemed to be milk beverage, we are required to seek approval from the Director of the FEHD on the source of manufacture of the milk beverage and seek a release letter from the FEHD when a milk beverage consignment arrives in Hong Kong. Such licenses, certificates, registrations and permits are generally valid for one year and subject to renewal and periodic inspection/sampling. The requirements set by the local government authorities are subject to change and new requirements may be imposed from time to time. We cannot assure you that the requirements set by the local government authorities will always be met by us. Failure to comply with these legal requirements constitute an offence and may subject us and/or our management to fines and penalties. We may also have to suspend all or part of our operations. All these may have a material and adverse impact on our business, financial condition and results of operations.

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We may be exposed to credit risk due to customer defaults.

We generally provide a credit term of 30 to 60 days to our key accounts that operate large retail chains. If these key accounts delay or default in their payments to us, we may have to make impairment provisions and write-off the relevant receivables and hence our liquidity may be adversely affected. This may in turn materially and adversely affect our business, financial condition and results of operations.

We may incur additional costs due to changes in the local food safety laws.

During the fiscal years ended December 31, 2023 and 2024, we distribute/sell sports nutrition products in Hong Kong, Mainland China and Malaysia. As a result, we are subject to extensive local food safety laws and regulations in these markets which set out standards with respect to food and food additives, packaging, containers and labelling. Any failure to comply with local food safety laws and regulations may subject us and/or our management to fines, penalties, suspension of operations and/or loss of licenses, etc. These may have a material adverse impact on our business, results of operations and financial condition.

We cannot assure you that the local governments in the markets we distribute/sell sports nutrition products will not impose additional or more stringent laws or regulations on food safety, providing for more stringent and more comprehensive monitoring and regulation of food distributors/sellers, which may lead to an increase in our costs of compliance with such laws or regulations. We may be unable to pass these additional costs on to our customers, and we cannot assure you that we are capable of fully complying with future laws and regulations, which may result in an adverse effect on our business, financial condition and results of operations.

Our insurance coverage may be insufficient to cover all of our potential losses.

We believe that we have purchased and maintained various insurances in accordance with relevant local laws and regulations and standard industry practice. Consistent with industry practice, we do not carry any litigation insurance. We cannot assure you that our insurances will provide adequate coverage for all the risks in connection with our business operations. If we were to incur substantial losses and liabilities that are not covered by our insurance policies, we may be required to bear our losses to the extent that our insurance coverage is insufficient. As a result, we could suffer significant costs and diversion of our resources, which could have a material adverse effect on our financial condition and results of operations.

Our information technology systems may encounter malfunction, unexpected system failure, interruption, cyberattacks, insufficiency or security breaches which may disrupt our operations.

Our business relies on the proper operation of our information technology systems, in particular the ERP system to effectively manage, among others, our inventory, logistics data, sales activities, operation data, customer information and other business processes. Our growing use and reliance on our information technology systems will place an increasing pressure on such systems. We may encounter problems when upgrading our systems and services and we may rely on third-party service providers for periodic maintenance and/or system updates. Any malfunction to a particular part of our information technology systems may result in a disruption to our business which could materially and adversely affect our business and results of operations. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including power outages, systems or network failures, cyberattacks, computer viruses or security breaches. Any significant failure of our information technology systems, or loss or leakage of confidential information, could result in transaction errors, process inefficiencies and loss of sales and customers, which could harm our reputation and materially and adversely affect our business, financial condition and results of operations.

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Our customers’ confidential information is subject to leakage or improper use.

During the course of our operations, we are routinely exposed to confidential personal information of our customers. We rely on the security of our information technology systems as well as the integrity of our staff and physical security of our premises to preserve confidentiality of such information. Our servers may be vulnerable to hacking, data theft and subsequent leakage of confidential information to unauthorized third parties. We endeavor to preserve our customers’ confidential information. However, there is no assurance that we will be able to completely protect our customers’ confidential information from leakage or being used for an improper purpose. Our Group may be exposed to liabilities, such as complaints, claims, legal actions initiated by our customers or potential termination of business relationships arising from any leakage, loss or improper use of their confidential information. A data breach may also result in a government investigation, leading to an enforcement notice and potential fine or even imprisonment. Our reputation, business and financial position may be materially and adversely affected as a result.

We may be unable to detect or prevent fraud, bribery, or other misconduct committed by our employees, customers or other third parties.

We may be exposed to fraud, bribery or other misconduct committed by our employees, customers or other third parties, such as offering/receiving kickbacks, which could subject us to financial losses and penalties from governmental authorities. While we are not aware of any instances of fraud, bribery, or other misconduct involving our employees, customers or third parties that have had a material and adverse impact on our business and results of operations during the years ended December 31, 2024 and 2023, there is no assurance that such instances will not occur in the future. Although our internal control procedures are designed to monitor our operations and ensure overall compliance, our internal control procedures may be unable to identify all non-compliances, suspicious transactions, fraud, corruption or bribery in a timely manner. Any such misconduct committed against our interests, which may include past acts that have gone undetected or future acts, could subject us to financial losses and we will suffer from negative publicity and reputational damages, which in turn may materially and adversely affect our business, financial condition, results of operations and prospects.

We could be involved in claims, disputes and legal proceedings in our ordinary course of business.

From time to time, we may be involved in claims, disputes and legal proceedings in our ordinary course of business. These may concern issues relating to, among others, breach of contract, employment or labor disputes, and infringement of intellectual property rights. In particular, the distribution/sales of sports nutrition products may subject us to potential product liability claims if such products are proven to have failed to meet relevant local health and safety or other laws and regulations, or cause or are alleged to have caused illness or health issues. If we are unsuccessful in any product liability claims, we may be required to pay substantial damages to compensate the claimants. If these claims against us are due to defective supplies sold to us by our suppliers, we may be able to seek indemnity from these suppliers to the extent the standard sales terms and conditions provide for such indemnity. However, there is no assurance that such suppliers will be able to indemnify us in a timely manner, or at all. Any claims, disputes or legal proceedings initiated by us or brought against us, with or without merit, may result in substantial costs, diversion of resources and damages to our reputation. All these may materially and adversely affect our business, financial condition and results of operations.

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We may implement business strategies and future plans that may not be successful.

The successful implementation of our business strategies and future plans depends on a number of factors including general market conditions, government policies, the availability of funds, competition, changing consumer spending patterns, our relationship with suppliers and customers, and our ability to retain and recruit competent employees. There is no assurance that our business strategies and future plans can be implemented effectively and successfully, as some of these factors are beyond our control. If the implementation of any of these strategies and plans fails or is delayed, we may be adversely affected by investment expenses that have not led to the anticipated results, by the distraction of management from our core business or by damage to our brand or reputation. Additionally, if we fail to secure adequate funds in a timely manner, we may also be unable to pursue opportunities to expand our business.

Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19 or natural disaster and other catastrophic events beyond our control.

The global pandemic outbreak of COVID-19 announced by the World Health Organization in March 2020 has had a widespread and detrimental effect on the global economy as a result of actions by public health and governmental authorities, businesses, other organizations and individuals in the affected countries to address the Pandemic, including travel bans and restrictions, quarantines, shelter in place, stay at home or total lock-down orders and business limitations and shutdowns. The Pandemic had a material adverse impact on the global, regional and the local economies of Hong Kong, Mainland China and Malaysia which are our Group’s current markets. The Pandemic has also slowed the growth momentum of the sports nutrition industry due to social distancing rules, lockdown measures and mandatory mask-wearing requirements which had limited the access to gyms and the opportunities for outdoor exercises. During the Pandemic, we suffered a certain level of supply disruptions and our business operations were affected. All these had moderately affected our business, financial condition, operating results and cash flows.

If the development of the COVID-19 outbreak becomes more severe and/or new variants of COVID-19 evolve to be more transmissible and virulent than the existing strains, this may result in a tightening of restrictions and regulations on businesses which may impact us and our customers and suppliers. If we or our customers and suppliers are forced to close down our/their businesses with prolonged disruptions to our/their operations, we may fail to fulfil our orders on time to our customers, experience a delay or shortage of supplies and/or services by our suppliers or service providers, or termination of our orders and contracts by our customers. In addition, if any of our employees are suspected of having contracted COVID-19, some or all of our employees may be quarantined thus causing a shortage of labor and we will be required to disinfect our office. In such event, our operations may be severely disrupted. If there is a resurgence of COVID-19, it may have a negative impact on the local, regional and global economy, which will have negative impacts on our customers’ businesses/disposable income and hence our business, financial condition and results of operations will also be adversely affected.

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The occurrence of one or more other natural disasters, such as fires, hurricanes, tornados, tsunamis, floods and earthquakes; geo-political events, such as civil unrest in Hong Kong, Mainland China Malaysia and countries or places in which our suppliers are located or terrorist or military activities disrupting transportation, communication or utility systems; or other highly disruptive events, such as nuclear accidents, pandemics, unusual weather conditions or cyberattacks, could adversely affect our operations and financial performance. The occurrence of the Pandemic has resulted in, and such other events could result in, among other things, operational disruptions, physical damage to or destruction or disruption of one or more of our properties or properties used by third parties in connection with the supply of products or services to us, the lack of an adequate workforce in parts or all of our operations and communications and transportation disruptions. The occurrence of the Pandemic has caused, and these factors could also cause, consumer confidence and spending to decrease or result in increased volatility in the United States and global financial markets and economy. Such occurrences have had and could in the future have a material adverse effect on us and could also have indirect consequences, such as increases in the costs of insurance, if they result in significant loss of property or other insurable damage.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although our current cash and cash equivalents, anticipated cash flows from operating activities and the proceeds from this Offering will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months following this offering, there is a risk that we may need additional cash resources in the future to fund our growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. The issuance and sale of additional equity would result in further dilution to our shareholders. The occurrence of any of these risks could adversely affect our operations or financial condition.

Our executive officers have no prior experience in operating a U.S. public company, and their inability to operate the public company aspects of our business could harm us.

Our executive officers have no experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

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If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

Prior to this Offering, we were a private company with limited accounting personnel resources. Furthermore, prior to this Offering, our management had not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the audits of our combined financial statements included in this prospectus, we and our independent registered public accounting firm have identified certain material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources, (ii) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the U.S. GAAP and SEC reporting requirements, and (iii) a lack of independent directors and an audit committee. We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill the key roles in the operations, (ii) engaging consulting firm to assist us with our financial reporting under U.S. GAAP, and (iii) appointing independent directors, establishing an audit committee, and strengthening corporate governance. We intend to implement the above measures prior to the listing, and we expect the remediation to be completed upon listing. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud.

Our internal controls relating to financial reporting have not kept pace with the expansion of our business. Our financial reporting function and system of internal controls may be less developed in certain respects than those of similar companies that operate in Hong Kong and may not provide our management with as much or as accurate or timely information. The PCAOB has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Class A Ordinary Shares.

Upon the completion of this Offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may be unable to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under securities laws and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We will be subject to changing laws, rules and regulations in the U.S. regarding regulatory matters, corporate governance and public disclosure that will increase both our costs and the risks associated with non-compliance.

Following this Offering, we will be subject to rules and regulations by various governing bodies and self-regulatory organizations, including, for example, the SEC and the NASDAQ, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, as these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalties and our business may be harmed.

Dependence on banking facilities and risks of non-renewal or rising interest rates

As of December 31, 2024, we rely on banking facilities, including trade loans, from various financial institutions to support our operational funding needs and maintain liquidity. These facilities are critical to our ability to manage cash flow, procure inventory, and meet our financial obligations. However, there is no assurance that these banks will renew our banking facilities on favorable terms, or at all, upon their expiration. Factors such as changes in economic conditions, shifts in bank policies, or a deterioration in our financial position could lead to a reduction, suspension, or termination of these facilities. Additionally, rising interest rates may increase the cost of borrowing, and we cannot guarantee that we will be able to secure renewals or new facilities on terms similar to those currently in place. Higher interest rates or less favorable conditions could significantly elevate our financing costs, reducing our profitability and straining our cash reserves. We cannot guarantee that alternative financing will be available on comparable terms, or in a timely manner, if our existing banking relationships are disrupted or become costlier. Furthermore, any unexpected actions by our banks, such as calling in loans or imposing stricter covenants, which may be beyond our control, could further strain our liquidity and hinder our ability to operate effectively. There is no assurance that we will be able to mitigate the impact of such disruptions or secure sufficient funding to sustain our operations. The loss or limitation of these banking facilities, combined with the potential impact of rising interest rates, may severely impair our ability to conduct business, fulfill customer orders, or meet financial commitments, which may lead to a material adverse impact on our results of operations.

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RISKS RELATING TO JURISDICTIONS IN WHICH WE OPERATE

Our business is conducted in Hong Kong, Mainland China and Malaysia, and any slowdown in the economies of these markets or slowdown in the sports nutrition industry may adversely affect our business, results of operations and financial performance.

We derive all our revenue from the sales and promotion of sports nutrition products in Hong Kong, Mainland China and Malaysia. Our business growth depends on the condition and growth of the sports nutrition industry in these markets, which in turn depends on the macro-economic conditions and individual income levels in these markets. We cannot assure you that our projected growth rates of the local economies in Hong Kong, Mainland China and Malaysia and the consumer markets in these territories will be realized under the current local economic conditions. Any future slowdowns, declines or fluctuations in the economies or consumer spending in these markets could adversely affect our business, results of operations and financial condition. We believe that consumer spending habits could be adversely affected during a period of recession in the local economy and that uncertainties regarding future economic prospects could also affect consumer spending habits, any of which may have an adverse effect on enterprises operating within the sports nutrition industry, including ourselves, as our products are not staple food or necessities. The sports nutrition industry could also be affected by the changing operating conditions in these markets. For instance, the reduction of trade barriers and import tariffs and entry of more international sports nutrition brands may intensify the competition in these markets. Any increase in import tariffs will drive up the price of our sports nutrition products, which may affect consumer demand for our products. All these could have an adverse impact on our business, financial condition and results of operations.

Social, economic, political and legal developments or instability, as well as any changes in government policies, in Hong Kong, Mainland China and Malaysia could materially and adversely affect our business, results of operations, financial condition and business prospects.

During the fiscal years ended December 31, 2023 and 2024, our major assets and business operations were located in Hong Kong, Mainland China and Malaysia and all of our revenue was derived from Hong Kong, Mainland China, Macau and Malaysia. Therefore, our business, results of operations, financial condition and business prospects are significantly exposed to the social, economic, political and legal developments primarily in Hong Kong, China, Macau and Malaysia, especially in Hong Kong where we derived approximately 68.8% and 65.5% of our total revenue during the fiscal years ended December 31, 2023 and 2024, respectively. Uncertainties in these areas include, but are not limited to, the risks of war, regional conflicts, terrorism, extremism, nationalism, nullification of contracts, changes in interest rates, imposition of capital controls, foreign ownership restrictions and international sanctions, changes in government policies and introduction of new rules or regulations concerning our industry (such as food safety laws), as well as methods of taxation (such as tariffs, value-added tax and consumption tax). In particular, events with adverse impact on investors’ confidence and risk appetites as well as consumers’ disposable income, such as general deterioration of the economy, rising unemployment rate, declines in income or asset values, credit constraint, financial market volatility, government austerity programs, negative financial news, mass civil disobedience movements (such as strikes and industrial actions), deterioration of political relations or tightening of foreign investment may lead to a reduction in the investment/development in retail businesses and consumer spending, which in turn, will affect our business, results of operations, financial condition and business prospects. We anticipate that Hong Kong, Mainland China and Malaysia will continue to be the bases of our business operations or sources of our revenue in the near future. As open economies, the domestic economies of Hong Kong, Mainland China and Malaysia are affected by many other unpredictable factors, such as global economic, social, legal and political developments and changes in local and international economic and political situations. There is no assurance that any future changes in the existing government policies, economic, social and political conditions and the business environment in Hong Kong, Mainland China and Malaysia, some of which are beyond our control (such as natural disasters, pandemics/epidemics like the outbreak of COVID-19, severe acute respiratory syndrome, the H5N1 strain of avian influenza and the H1N1 strain of swine flu, acts of God and other disasters), will not have a negative effect on our business operations. Specifically, our business and results of operations could be materially and adversely affected by changes in laws and regulations concerning the sports nutrition industry, foreign investment, taxation and ownership and expropriation of property, as well as health and food safety matters, in Hong Kong, Mainland China and Malaysia.

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The economic, political and social conditions of China as well as its government policies may adversely affect our business and results of operations.

We have three operating subsidiaries in Mainland China and we have 10 staff based in Mainland China as of December 31, 2024. Mainland China is our second largest market where we derived approximately 30.8% and 33.7% of our total revenue during the fiscal years ended December 31, 2023 and 2024, respectively. As such, our business and results of operations may indirectly be adversely affected by changes in political, economic and social conditions or the relevant policies of the PRC government, such as changes in laws and regulations (or the interpretations thereof), measures which might be introduced to control inflation, changes in the rate or method of taxation, the imposition of additional restrictions on currency conversion and the imposition of additional export restrictions. Furthermore, a significant portion of economic activities in the PRC are export-driven and, therefore, are affected by developments in the economies of the principal trading partners of Mainland China and other export-driven economies. In the past, the PRC government has implemented a number of measures to prevent the economy in China from overheating and their current policy is to boost domestic spending. Many of the economic reforms undertaken by the PRC government are unprecedented and may be subject to change, revision or abolition. The economic structure, government policy, legal system, tax regime, level of development, growth rate and control of foreign exchange in China may change from time to time. There can be no assurance that in all cases, we will be able to capitalize on the economic reform measures implemented by the PRC government. We can also offer no assurance that the PRC government will continue to pursue a policy of economic and social reform. The policies and other measures taken by the PRC government to regulate the economy and social condition in Mainland China may adversely affect our operating and financial results.

We rely on dividends and other distributions on equity paid by our subsidiaries and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business or financial condition.

We are a holding company, and we rely on dividends and other distributions on equity that may be paid by our subsidiaries, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of our Class A Ordinary Shares and service any debt we may incur. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

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In particular, under Chinese laws and regulations, Chinese enterprises may pay dividends only out of their retained earnings as determined in accordance with Chinese accounting standards and regulations. In addition, a Chinese enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. Any limitation on the ability of our subsidiaries in Mainland China to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

The legal system in Mainland China embodies uncertainties which could limit the legal protections available to us.

Our business in Mainland China is governed by the legal system of the PRC. The legal system in Mainland China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. The legal system in Mainland China evolves rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies. These uncertainties could limit the legal protections available to us. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the sports nutrition industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations. Furthermore, any litigation in Mainland China may be protracted and result in substantial costs and diversion of resources and management attention.

The relationships between China and other countries may materially and adversely affect our business operations.

During the fiscal years ended December 31, 2023 and 2024, our major markets were in Hong Kong and Mainland China and we imported the vast majority of our sports nutrition products from suppliers in the United States and Europe. The trade tension between China and the United States began in 2018, with both countries imposing tariffs on each other’s goods and this tension has spread to Europe and other western countries. Changes to trade policies, treaties and tariffs, or the perception that these changes could occur, could adversely affect the financial and economic conditions in the markets in which we operate. However, we cannot accurately predict whether trade tensions between China and other countries will be further intensified in the future. Furthermore, we cannot assure you that we will be able to respond quickly to any economic, market regulatory changes in the international market, and any failure to do so may cause an adverse effect on our business, financial condition and results of operations.

In addition, we cannot assure you that the PRC and the Hong Kong governments will not impose tariffs on sports nutrition products which could affect our business performance. Such introduction of tariffs could result in a corresponding increase in the price of sports nutrition products and could eventually lead to a decrease in customers’ demand for our products. All these could have an adverse effect on our business and financial condition.

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There is foreign exchange control in Malaysia and Mainland China.

There are foreign exchange policies in Malaysia which entail the monitoring of capital flows into and out of the country in order to preserve its financial and economic stability. The foreign exchange policies are administered by the Foreign Exchange Administration, an arm of Bank Negara Malaysia which is the central bank of Malaysia. The foreign exchange policies monitor and regulate both residents and non-residents. Under the current Notices on Foreign Exchange Administration Rules issued by Bank Negara Malaysia, non-residents are free to repatriate any amount of funds in Malaysia at any time, including capital, divestment proceeds, profits, dividends, rental, fees and interest arising from investment in Malaysia, subject to the requirement that such repatriation must be made in foreign currency and in accordance with the applicable reporting requirements and withholding tax.

Similarly, in Mainland China, foreign exchange policies are enforced by the State Administration of Foreign Exchange (SAFE) to regulate capital flows. These policies impose restrictions, including limits on converting Renminbi to foreign currencies and repatriating funds, often requiring specific approvals or compliance with quotas.

In the event Bank Negara Malaysia or SAFE were to introduce more restrictive or additional foreign exchange controls in the future, our ability to repatriate dividends or distributions from our subsidiaries in Malaysia and Mainland China may be affected.

RISK RELATING TO OUR INITIAL PUBLIC OFFERING AND OWNERSHIP OF OUR CLASS A ORDINARY SHARES

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and could result in significant losses and you may not be able to resell your shares at or above the Offering price.

The Offering price for our Class A Ordinary Shares will be determined through negotiations between the underwriter and us and may vary from the market price of our Class A Ordinary Shares following our Offering. If you purchase our Ordinary Shares in our Offering, you may not be able to resell those Ordinary Shares at or above the Offering price. We cannot assure you that our Class A Ordinary Shares’ Offering price, or the market price following our Offering, will equal or exceed prices in privately negotiated transactions of our Class A Ordinary Shares that have occurred from time to time prior to our Offering. The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;
●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
●	lawsuits threatened or filed against us; and
●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

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In addition, the trading price of our Class A Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in Hong Kong or the PRC that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of the securities of these Chinese companies after their offerings may affect the general perception and attitude of investors toward Chinese companies listed in the United. Consequently, these factors may impact the trading performance of our shares, notwithstanding our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with those shareholders who held our Class B Ordinary Shares prior to this Offering. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring shareholder approval, and that may adversely affect the trading price of our Class A Ordinary Shares.

Each Class B Ordinary Share has thirty (30) votes per share, and our Class A Ordinary Shares, which we are selling in this Offering, have one (1) vote per share. Following this Offering, our principal shareholders, which together hold [100]% of our issued and outstanding Class B Ordinary Shares, will own shares representing approximately [●] of the voting power of our outstanding Ordinary Shares following this Offering. In addition, because of the thirty-to-one voting ratio between our Class B and Class A Ordinary Shares, the holders of our Class B Ordinary Shares could continue to control a majority of the combined voting power of our Ordinary Shares and therefore control all matters submitted to our shareholders for approval until converted by the holders of our Class B Ordinary Shares. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring shareholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. As a result, such concentrated control may adversely affect the market price of our Class A Ordinary Shares.

Future transfers by holders of Class B Ordinary Shares will generally result in those shares converting to Class A Ordinary Shares, subject to limited exceptions as specified in our Memorandum and Articles of Association. The conversion of Class B Ordinary Shares to Class A Ordinary Shares will have the effect, over time, of increasing the relative voting power of those holders of Class B Ordinary Shares who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B Ordinary Shares could gain significant voting control as other holders of Class B Ordinary Shares sell or otherwise convert their shares into Class A Ordinary Shares.

We cannot predict the effect that our dual-class structure may have on the market price of our Class A Ordinary Shares .

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of our Ordinary Shares would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A Ordinary Shares. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our Ordinary Shares, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. Any such exclusion from stock indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the market price of our Class A Ordinary Shares.

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We may have conflicts of interest with our principal shareholders and, because of our principal shareholders’ significant ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

Immediately upon the completion of this offering, our principal shareholders will beneficially own [●]% of our outstanding Shares, representing [●]% of our total voting power in the aggregate, assuming the underwriters of this offering do not exercise their option to purchase additional Shares. Accordingly, our principal shareholders will continue to be our controlling shareholder immediately upon the completion of this offering and may have significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such as mergers, consolidations, change of our name, and amendments of our memorandum and articles of association.

The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of our Class A Ordinary Shares in this offering and may prevent us from doing transactions that would be beneficial to you. Conflicts of interest may arise between our principal shareholders or any of its controlling shareholders and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Our board members or executive officers may have conflicts of interest. Mr. Ho Hin Shun is the Company’s CEO and director while Mr. Chan Chun Ming, Dickson is also a director of the Company. As a result, these overlapping relationships could create or appear to create conflicts of interest when they are faced with decisions with potentially different implications for either or both of them and us.

●	Sale of Class A Ordinary Shares or assets in our company. Upon expiration of the lock-up period and subject to certain restrictions under relevant securities laws and stock exchange rules, as well as other relevant restrictions, our principal shareholders may decide to sell all or a portion of our Class A Ordinary Shares that they hold to a third party, thereby giving that third party substantial influence over our business and our affairs. In addition, our principal shareholders may decide to sell all or a portion of our shares in the event of default of our principal shareholders under any applicable debt or other obligations or otherwise becomes insolvent. Such a sale of our Shares or our assets could be contrary to the interests of our employees or our other shareholders. In addition, our principal shareholders may also discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our Class A Ordinary Shares.

We may not maintain the listing of our Class A Ordinary Shares on the Nasdaq, which could limit investors’ ability to make transactions in our Class A Ordinary Shares and subject us to additional trading restrictions.

We intend to list our Class A Ordinary Shares on the Nasdaq concurrently with this Offering. Currently, we do not intend to list our Class B Ordinary Shares on the Nasdaq concurrently with this Offering. In order to continue listing our Class A Ordinary Shares on the Nasdaq, we must maintain certain financial and share price levels, and we may be unable to meet these requirements in the future. We cannot assure you that our Class A Ordinary Shares will continue to be listed on the Nasdaq in the future. If the Nasdaq delists our Class A Ordinary Shares and we are unable to list our Class A Ordinary Shares on another national securities exchange, we will endeavor to have our Class A Ordinary Shares quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are a “penny stock,” which would require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Class A Ordinary Shares are listed on the Nasdaq, U.S. federal law prevents or preempts states from regulating their sale of those listed Class A Ordinary Shares. However, the law does permit states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of those listed Class A Ordinary Shares. Further, if our Class A Ordinary Shares are no longer listed on the Nasdaq, we would be subject to regulations in each state in which we offer our Class A Ordinary Shares.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of Class A Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Class A Ordinary Shares and our ability to raise capital in the future.

The market price of our Class A Ordinary Shares could decline as a result of future sales of substantial amounts of our Class A Ordinary Shares in the public market after the completion of this Offering, or the perception that these sales could occur. Future sales, or perceived sales, of substantial amounts of the shares could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this prospectus, we have [●] Class A Ordinary Shares and [●] Class B Ordinary Shares outstanding. The Class A Ordinary Shares sold in this Offering will be freely tradable without restriction or further registration under the Securities Act, and the Class A Ordinary Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and applicable lock-up agreements. There will be [●] Class A Ordinary Shares outstanding immediately after this Offering. In connection with this Offering, our Directors and officers named in the section “Management,” and certain shareholders have agreed not to sell any shares until 180 days from the time the Class A Ordinary Shares begin trading without the prior written consent of the underwriter, subject to certain exceptions. However, the underwriter may release these securities from these restrictions at any time.

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Short selling may drive down the market price of our Class A Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. Since it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These negative opinions have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any negative opinions of short sellers, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time-consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Class A Ordinary Shares.

Because we may not expect to pay dividends in the foreseeable future, you may rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after this Offering to fund the development and growth of our business. As a result, we may not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, regulatory restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our securities will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value after this Offering or even maintain the price at which you purchased our Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment.

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Because our Offering price is substantially higher than our net tangible book value per Class A Ordinary Share, you will experience immediate and substantial dilution.

If you purchase Class A Ordinary Shares in the assumed completion of this Offering, you will pay substantially more than the corresponding amount paid by existing shareholder for their shares and more than our net tangible book value per share. As a result, you will experience immediate and substantial dilution of US$[●] per Class A Ordinary Share, representing the difference between our net tangible book value per Class A Ordinary Share of US$[●] as of December 31, 2024, after giving effect to the net proceeds to us from this Offering, assuming no change to the number of Class A Ordinary Shares offered by us as stated on the cover page of this prospectus and an assumed public offering price of US$[●] per Ordinary Share (being the mid-point of the offer price range). See “Dilution” for a more complete description of how the value of your investment in our Class A Ordinary Shares will be diluted upon the completion of this Offering.

You must rely on the judgment of our management as to the uses of our net proceeds from this Offering, and such uses may not produce income or increase our share price.

We plan to use the net proceeds of this Offering as discussed under “Use of “Proceeds. However, our management will have considerable discretion in the application of the net proceeds received by us in this Offering. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this Offering may be placed in investments that do not produce income or that lose value.

If we become classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

A non-U.S. corporation such as our Company will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

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If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, in future taxable years, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. We treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine their operating results in our combined financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations — Passive Foreign Investment Company Considerations.”

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a foreign private issuer that has applied to list our Class A Ordinary Shares on Nasdaq, we may rely on provisions in the Nasdaq corporate governance listing standards that allow us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices in the Cayman Islands, which is our home country, that may differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq.

For example, we may be exempt from the Nasdaq regulations that require a listed U.S. company to:

●	require non-management directors to meet on a regular basis without management present; and

●	seek shareholders’ approval for the implementation of certain equity compensation plans and issuances of Ordinary Shares.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on the Nasdaq.

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You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our Directors and us, actions by minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are, to a large extent, governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which is generally persuasive authority, but is not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions of the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, which provides significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will, in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our Directors are not required under our Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions, such as the U.S. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders will be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or Controlling Shareholder than they would as shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Certain Cayman Islands Company Considerations — Differences in Corporate Law.”

43

Because we are a Cayman Islands company and all of our business is conducted in Hong Kong, Mainland China and Malaysia, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

Although we are a Cayman Islands exempted company, we conduct all of our operations in Hong Kong, the Mainland China and Malaysia and all of our assets are located in Hong Kong, Mainland China and Malaysia and all of our assets are located outside of the United States. In addition, the majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for our shareholders to effect service on these persons or bring an action against us or against these individuals in the Cayman Islands, Hong Kong, Mainland China or Malaysia in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, Mainland China or Malaysia may render them unable to enforce a judgment against our assets or the assets of our Directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, Hong Kong, Mainland China or Malaysia, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, Mainland China or Malaysia may render you unable to enforce a judgment against our assets or the assets of our Directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforceability of Civil Liabilities.” As a result of the foregoing, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

44

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies. Moreover, we will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Accordingly, the next determination will be made with respect to us on [●], 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents, and (2) a majority of our Directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we were to lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We also would be required to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer.

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We will incur significantly increased costs and devote substantial amount of our management’s time as a result of becoming a public company and the eventual listing of our Class A Ordinary Shares on the Nasdaq.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, we will incur additional legal, accounting and other expenses as a public reporting company that we did not incur as a private company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure create uncertainty for public companies, increasing legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds immediately after the completion of this Offering or in the future to finance further expansion of our capacity and business relating to our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholder, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

●	further limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of Class A Ordinary Shares of approximately US$[●] based upon an assumed Offering Price of US$[●] per share (being the mid-point of the offer price range set forth on the cover page of this prospectus), of net proceeds from this Offering after deducting underwriting discounts and commissions and estimated Offering expenses of approximately US$[●] payable by us.

Each US$[●] increase (decrease) in the assumed Offering Price of US$[●] per share (being the mid-point of the offer price range stated on the cover of this prospectus) would increase (decrease) the net proceeds to us from this Offering by US$[●], assuming the number of Class A Ordinary Shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting fees and commissions.

The primary purposes of this Offering are to create a public market for our Class A Ordinary Shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital.

We currently intend to use the net proceeds of this Offering due to us as follows:

(i)	approximately [5.0]% for [establishing more operating offices and/or hiring additional staff members in existing and new markets to scale up and enhance functionality of the key areas of our business such as supply chain, customer service, fulfillment, and business development, which will aid us in the localization of our internationally sourced products, as well as help us strengthen relationships with local customers and create additional sales channels in these markets.];

(ii)	approximately [33.3]% for [sourcing more sports nutrition products that are catered for different markets, such as sourcing more Halal-certified products to cater for the Malaysian market];

(iii)	approximately [10.0]% for [developing and/or upgrading the CRM system to enhance our customer loyalty program];

(iv)	approximately [10.0]% for [engaging in more marketing activities including roadshows, tasting events, social media marketing and search engine marketing to reach out to our target end-consumers;
(v)	approximately [21.7]% for [potential strategic acquisitions and/or joint ventures]; and

(v)	the balance for working capital and other general corporate purposes.

The precise amounts and percentage of proceeds we would devote to particular categories of activity will depend on prevailing market and business conditions as well as particular opportunities that may arise from time to time. This expected use of our net proceeds from this Offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including any unforeseen cash needs. Similarly, the priority of our prospective uses of proceeds will depend on business and market conditions are they develop. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus.

47

CAPITALIZATION

The following table sets forth our capitalization as of [●]:

●	on an actual basis; and

●	on a pro forma as adjusted giving effect to the completion of the firm commitment Offering at an assumed public offering price of US$[●] per Class A Ordinary Share (being the mid-point of the estimated offer price range set forth on the cover page of this prospectus) and basis to reflect (i) the above; and (ii) the issuance and sale of [●] Class A Ordinary Shares by us in this Offering at an initial public Offering price of US$[●] per Class A Ordinary Share after deducting underwriting discounts and estimated Offering expenses payable by us.

The Company adopted a dual-class share structure. Its authorized share capital is US$1,000,000 divided into 1,000,000,000 shares with a par value of US$0.001 each comprising of (a) 900,000,000 Class A Ordinary Shares with a par value of US$0.001 each, and (b) 100,000,000 Class B Ordinary Shares with a par value of US$0.001 each.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this Offering is subject to adjustment based on the actual net proceeds to us from the Offering. You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes included elsewhere in this prospectus.

December 31, 2024
	Actual (US$)	Pro forma As adjusted (US$)
Cash and cash equivalents	[●]	[●]
Debt	[●]	[●]
Shareholders’ Equity:	[●]	[●]
Ordinary Shares, 1,000,000,000 Ordinary Shares authorized, [●] Class A Ordinary Shares issued and outstanding and [●] Class B Ordinary Shares issued and outstanding; [●] Class A Ordinary Shares issued and outstanding and [●] Class B Ordinary Shares outstanding, as adjusted as at [●], 2025	[●]	[●]
Additional paid-in capital	[●]	[●]
Accumulated [losses]	[●]	[●]
Total Shareholders’ Equity	[●]	[●]
Total Capitalization	[●]	[●]

A US$1.00 increase (decrease) in the assumed initial public offering price of US$[●] per Ordinary Share, which is the midpoint of the estimated range of the initial public offering price set forth on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$[●], assuming the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated expenses payable by us.

An increase (decrease) of [●] in the number of Class A Ordinary Shares offered by us would increase (decrease) each of total shareholders’ equity and total capitalization by US$[●], based on an assumed initial public offering price of US$[●] per share, which is the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated expenses payable by us.

The number of our Class A Ordinary Shares to be outstanding after this Offering is based on [●] Class A Ordinary Shares outstanding as of [●].

(1) Reflects the sale of Class A Ordinary Shares in this offering at an assumed initial public offering price of US$[●] per Class A Ordinary Share, and after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. The as-adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately US$[●].

48

DIVIDEND POLICY

No dividends were declared and paid by the companies comprising our Group for the years ended December 31, 2024 and 2023.

We have adopted a dividend policy, according to which our board of directors will take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) our combined operating and financial results; (b) our cash flow situation; (c) our business strategies and future operations and earnings; (d) taxation considerations; (e) interim dividends paid, if any; (f) capital requirements and expenditure plans; (g) statutory and regulatory restrictions; and (h) any other factors that our board of directors may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our shareholders, the Companies Act and our Articles as well as any other applicable laws. Currently, we do not have any pre-determined dividend distribution ratio.

Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Class A Ordinary Shares.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the places of incorporation of our Company. However, there are foreign exchange controls in our some of our significant subsidiaries that would affect the payment or remittance of dividends. As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our Memorandum and Articles of Association (as amended from time to time) to provide funding to our subsidiaries through loans or capital contributions. As of the date of this prospectus, none of our operating subsidiaries have not experienced any difficulties or limitations on its ability to pay dividends; nor do they maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. There can be no assurance that the PRC government will not impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends. There also can be no assurance that the Malaysia government will not impose restrictions to prevent the cash maintained in Malaysia from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends.

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DILUTION

Investors purchasing our Class A Ordinary Shares in this Offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their Class A Ordinary Shares. Dilution in pro forma as adjusted net tangible book value represents the difference between the initial public offering price of our Class A Ordinary Shares and the pro forma as adjusted net tangible book value per share of our Class A Ordinary Shares immediately after the Offering.

Historical net tangible book value per share represents our total tangible assets (total assets excluding goodwill and other intangible assets, net) less total liabilities, divided by the number of outstanding Class A Ordinary Shares. After giving effect to the sale of Class A Ordinary Shares in this Offering by the Company at an initial public offering price of US$[●] per Class A Ordinary Share (being the mid-point of the offer price range set out on the cover of this prospectus), after deducting US$[●] in underwriting discounts and commissions and estimated Offering expenses payable by the Company of approximately US$[●], the pro forma as adjusted net tangible book value as of December 31, 2024 would have been approximately US$[●], or US$[●] per Class A Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$[●] per Class A Ordinary Share to our existing stockholders and an immediate dilution of US$[●] per Class A Ordinary Share to new investors purchasing Class A Ordinary Shares in this Offering.

The following table illustrates this dilution on a per share basis to new investors.

US$
Assumed initial public offering price per Class A Ordinary Share(1)	[●]
Historical net tangible book value per Class A Ordinary Share as of December 31, 2024	[●]
Increase in as adjusted net tangible book value per Class A Ordinary Share attributable to the investors in this Offering	[●]
Pro forma net tangible book value per Class A Ordinary Share after giving effect to this Offering	[●]
Dilution per Class A Ordinary Share to new investors participating in this Offering	[●]

(1)	Being the mid-point of the offer price range.

SELECTED COMBINED FINANCIAL AND OTHER DATA

The following selected combined financial data for the financial years ended December 31, 2024 and 2023 have been derived from our audited combined financial statements. The selected financial data set forth below should be read in conjunction with, and are qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and notes thereto included elsewhere in this prospectus. Our combined financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). Our historical results do not necessarily indicate results expected for any future period.

The following table presents our summary combined statements of operations and comprehensive income (loss) data for the fiscal years ended December 31, 2024 and 2023.

	Years Ended December 31,
	2024	2023
	US$	US$
Summary of Combined Statements of Operations:
Revenues, net	19,461,290	11,899,366
Cost of revenue	(13,292,856)	(8,716,888)
Gross profit	6,168,434	3,182,478

Operating expenses:
Sales and marketing expenses	(2,391,147)	(2,160,822)
Personnel and benefit costs	(1,140,083)	(853,360)
General and administrative expenses	(1,032,683)	(753,318)
Total operating expenses	(4,563,913)	(3,767,500)

Income (loss) from operations	1,604,521	(585,022)

Total other expenses, net	(384,697)	(305,754)

Income (loss) before income taxes	1,219,824	(890,776)
Income tax (expense) credit	(200,126)	125,812
NET INCOME (LOSS)	$1,019,698	$(764,964)

Other comprehensive loss:
Foreign currency translation adjustment	30,539	19,642
COMPREHENSIVE INCOME (LOSS)	$1,050,237	$(745,322)

The following table presents our summary combined balance sheet data as of December 31, 2023 and 2024.

	As of December 31,
	2024	2023
	US$	US$
Summary of Combined Balance Sheets:
Cash and cash equivalents	1,598,440	432,833
Current assets	9,895,960	7,789,483
Non-current assets	1,337,617	781,441
Total assets	11,233,577	8,570,924
Current liabilities:	8,911,861	7,710,579
Long-term liabilities	160,207	1,948
Shareholder’s equity	2,161,509	858,397
Total liabilities and shareholders’ equity	11,233,577	8,570,924

The following table presents our summary combined statements of cash flows data for the fiscal year ended December 31, 2023 and 2024.

	As of December 31,
	2024	2023
	US$	US$
Summary of Combined Statements of Cash Flows:
Net cash provided by (used in) operating activities	38,324	(3,043,845)
Net cash used in investing activities	(301,421)	(350,371)
Net cash provided by financing activities	1,429,133	3,469,474
Foreign currency translation adjustment	(429)	(7,769)
Net change in cash and cash equivalents:	1,165,607	67,489
Cash and cash equivalents at the beginning of the year	432,833	365,344
Cash and cash equivalents at the end of the year	1,598,440	432,833

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of its financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Its actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are an exempted company with limited liability, incorporated under the laws of the Cayman Islands on March 28, 2025, as a holding company. Our business operations are conducted through our indirect wholly-owned subsidiaries, including NWG and Myron in Hong Kong, NWSZ, NWSH and Qing Mu in the Mainland China and FIT Food in Malaysia.

We operate through two business segments: B2B and B2C, specializing in the sale and distribution of sports nutrition products across Hong Kong, Mainland China and Malaysia, along with marketing and promotion services in Hong Kong.

Our Products and Services

We are a leading distributor and seller of sports nutrition products in Hong Kong, with a growing presence in Mainland China, and Malaysia. Since our Group’s founding in 2016, we have evolved from a small local distributor into a regional player in the sports nutrition industry. As of December 31, 2024, we sold and distributed across more than 1,000 points of sale through diverse sales channels, including gyms, supermarkets, membership and specialty stores, as well as e-commerce platforms and online marketplaces.

Our product portfolio includes over 300 SKUs sourced from more than 30 brands, mainly imported from the United States and Europe. These products span protein powders, ready-to-eat functional snacks and drinks, health supplements, and special diet offerings. For the fiscal year ended December 31, 2024, sales of sports nutrition products contributed approximately 93.5% of our total revenue, with protein powder being our best-selling category.

In addition to product sales, we offer marketing services to sports nutrition brand owners and other distributors, leveraging our omni-channel sales network, which contributed approximately 6.5% of our total revenue for the fiscal year ended December 31, 2024. These services help enhance brand visibility and deepen our relationships with suppliers.

During the fiscal year ended December 31, 2024, we sourced over 80% of our products directly from brand owners, including exclusive distribution rights in Hong Kong for key brands from our largest supplier—one of the world’s leading sports nutrition companies. Our strategic expansion into Southeast Asia began with Malaysia as our first post-pandemic market, aligning with increasing health awareness and demand for functional nutrition in the region.

B2B Segment

Our B2B segment primarily focuses on distributing sports nutrition products to wholesalers and retailers (or a hybrid of them) that subsequently sell these products directly to end-consumers. We mainly distributed products to B2B customers in Hong Kong and Mainland China, and they ranged from owners of brick-and-mortar retail chains and online stores that have regional operations, large wholesalers, retailers to entrepreneurs.

B2C Segment

Our B2C segment primarily focuses on selling sports nutrition products directly to end-consumers mainly through (i) online stores;(ii) vending machines; and (iii) third party e-commerce platforms/online marketplaces. Our offerings include a wide selection of protein powders, ready-to-eat snacks and packaged drinks, supplements, and performance-enhancing nutrition products tailored to fitness enthusiasts and professional athletes. Additionally, we offer marketing services to our major suppliers and other brand owners and distributors to strengthen their brand presence in the industry. Our marketing services includes:

●	Developing strategic promotional plans tailored to target audiences.

●	Creating engaging advertising campaigns and publicity materials to enhance brand visibility.

●	Organizing key corporate and promotional events such as product launches, advertisements, roadshows, tasting events and sponsorship activations.

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Our Growth and Market Presence

Since our establishment, we have focused on expanding our presence in the sports nutrition industry and strengthening our market position. Through our Operating Subsidiaries, we have experienced healthy business growth. For the fiscal years ended December 31, 2024, and 2023, our total revenue was approximately US$19.5 million and US$11.9 million, respectively.

With a commitment to delivering high-quality products and effective marketing solutions, we continue to develop new sales channels and deepen marketing penetration to bring sports nutrition to a wider consumer base across our key markets.

Key Factors That Affect Operating Results

Our financial performance is influenced by several key factors that impact our revenue, profitability, and overall business operations. These factors include:

General Market Conditions of the Sports Nutrition Industry

The demand for sports nutrition products is closely linked to consumer health trends, fitness awareness, and overall economic conditions. Changes in consumer spending habits, shifts in lifestyle preferences, and economic downturns may impact our sales performance. Additionally, market competition and evolving industry trends influence our ability to attract and retain customers in both B2B and B2C segments.

Regulatory Environment and Compliance Requirements

Regulatory changes in food safety standards, import/export restrictions, and labeling requirements for sports nutrition products may affect our operations. Compliance with local and international health and safety regulations is critical to maintaining product integrity and consumer trust. Any changes in regulatory policies, particularly in Hong Kong, the Mainland China and Malaysia, could increase operational costs or limit market access.

Customer Retention and Business Growth

Our ability to maintain strong relationships with existing customers and attract new clients is essential for sustained growth. In the B2B segment, we have developed strong relationships with retailers and distributors to provide us stable revenue streams. However, intense market competition may lead to pricing pressures and reduced profit margins with these customers. In the B2C segment, customer loyalty, brand perception, and product innovation play a significant role in driving repeat purchases. A decline in consumer engagement or increased competition from new market entrants may negatively affect our revenue.

Fluctuations in Consumer Demand

Consumer preferences for sports nutrition products may vary based on health trends, fitness fads, and dietary awareness. Demand fluctuations can be influenced by factors such as seasonality, macroeconomic conditions, and emerging product innovations. Maintaining a diverse product portfolio and adapting to market trends is crucial for sustaining sales momentum.

Supply Chain and Cost Management

Efficient supply chain management is vital for maintaining product availability and cost efficiency. Fluctuations in raw material costs, shipping delays, or disruptions in the supply chain can impact product pricing and margins. Sourcing high-quality products while managing logistics costs is essential for maintaining a competitive position in the market.

Recruitment and Retention of Skilled Professionals

Our business success depends on a skilled workforce, particularly in sales, marketing, and product sourcing. Recruiting and retaining experienced professionals is critical to driving business expansion and maintaining strong customer relationships. Rising labor costs, talent shortages, or high employee turnover could impact operational efficiency and overall service quality.

Operational Efficiency and Cost Structure

Personnel costs, marketing expenses, and operational overhead represent significant components of our cost structure. Managing these expenses effectively while maintaining service quality is essential to sustaining profitability. Investments in automation, technology, and process improvements can enhance efficiency and scalability.

Competitive Landscape

The sports nutrition industry is highly competitive, with numerous established brands and new market entrants. Large multinational companies may have stronger brand recognition, extensive distribution networks, and greater financial resources. Competitive pricing, innovative product offerings, and strong marketing strategies are key to expanding our sales distribution network and increasing market share.

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Macroeconomic and Geopolitical Factors

Global economic trends, trade policies, currency fluctuations, and geopolitical events can indirectly impact our business. Economic downturns may lead to reduced consumer spending, while supply chain disruptions caused by geopolitical tensions may affect product availability and pricing. Additionally, shifts in trade regulations and tariffs could influence sourcing strategies and market expansion plans.

Technological Advancements and Digital Transformation

The rapid adoption of e-commerce and digital marketing is reshaping the retail landscape. The ability to leverage digital platforms for direct-to-consumer sales, social media engagement, and personalized marketing is crucial for business growth. Failure to embrace emerging technologies or adapt to changing consumer preferences may limit our market reach and competitiveness.

By actively monitoring these factors and implementing strategic initiatives, we aim to strengthen our market position, enhance operational efficiency, and drive sustainable growth in the sports nutrition industry.

Results of Operations

For Years Ended December 31, 2024 and 2023

The following table sets forth key components of our results of operations for the years ended December 31, 2024 and 2023:

	Years Ended December 31,
	2024	2023	Variance
	US$	US$	US$	%
Revenues, net
Related parties	90,629	-	90,629	N/A
Third parties	19,370,661	11,899,366	7,471,295	62.8
Total revenue, net	19,461,290	11,899,366	7,561,924	63.5
Cost of revenue:
Third parties	(13,292,856)	(8,716,888)	(4,575,968)	52.5
Gross profit	6,168,434	3,182,478	2,985,956	93.8

Operating expenses:
Sales and marketing expenses	(2,391,147)	(2,160,822)	(230,325)	10.7
Personnel and benefit costs	(1,140,083)	(853,360)	(286,723)	33.6
General and administrative expenses	(1,032,683)	(753,318)	(279,365)	37.1
Total operating expenses	(4,563,913)	(3,767,500)	(796,413)	21.1

Income (loss) from continuing operations	1,604,521	(585,022)	2,189,543	N/A

Other (expense) income:
Interest income	6,708	7,813	(1,105)	14.1
Interest expenses	(374,274)	(195,720)	(178,554)	91.2
Change in fair value of long-term other assets	(41,499)	(72,559)	31,060	42.8
Other income (expense), net	24,368	(45,288)	69,656	N/A
Total other expenses, net	(384,697)	(305,754)	(78,943)	25.8

Income (loss) before income taxes	1,219,824	(890,776)	2,110,600	N/A
Income tax (expense) credit	(200,126)	125,812	(325,938)	N/A
NET INCOME (LOSS)	1,019,698	(764,964)	1,784,662	N/A

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Revenue

The following table sets forth our revenue by product/services for the years ended December 31, 2024 and 2023, respectively:

	For the years ended December 31,
	2024	2023	Variance
	US$	US$	US$	%
Product Sales – B2B	11,405,304	6,032,763	5,372,541	89.1
Product Sales – B2C	6,796,725	5,866,603	930,122	15.9
	18,202,029	11,899,366	6,302,663	53.0
Marketing Services	1,259,261	-	1,259,261	N/A
Total	19,461,290	11,899,366	7,561,924	63.5

The following table sets forth our revenue by geographical area for the years ended December 31, 2024 and 2023, respectively:

	For the years ended December 31,
	2024	2023	Variance
	US$	US$	US$	%
Hong Kong	12,741,342	8,182,004	4,559,338	55.7
Mainland China	6,557,810	3,663,565	2,894,245	79.0
Other Asian regions	162,138	53,797	108,341	201.4
Total	19,461,290	11,899,366	7,561,924	63.5

For the fiscal year ended December 31, 2024, our total revenue increased significantly to US$19.5 million, compared to US$11.9 million in the previous year, representing a 63.5% growth. This substantial increase was primarily driven by the increase in demand for our sports nutrition products and expansion of our B2B and B2C sales channels, along with a rise in marketing services revenue.

Breaking it down by segment, our B2B product sales contributed US$11.4 million, experiencing a 89.1% year-over-year increase, driven by stronger distribution channels and an expanding client base. The increase in sales to B2B customers was mainly driven by stronger sales with major retailers, including supermarkets, membership stores and specialty stores. In particular, through our B2B customers, our sport nutrition products reached over 800 POS during the fiscal year ended December 31, 2024. Our B2C product sales also grew by 15.9% to US$6.8 million, reflecting higher consumer demand and an increase in number of POS, in particular, the number of vending machines we operated increased from 133 to 230 for the fiscal years ended December 31, 2023 and 2024, respectively. Additionally, marketing services income increased to US$1.3 million for the year ended December 31 2024 while no such marketing services income was recognized for the year ended December 31, 2023. This increase was mainly driven by the advertising income generated from ad placements by brand owners and other distributors on our vending machines, as we expanded our marketing service offerings and strengthened partnerships with major suppliers.

The majority of our revenue was generated from Hong Kong, which accounted for US$12.7 million, representing a 55.7% increase compared to the prior year. Revenue from Mainland China increased to US$6.6 million, reflecting an 79.0% increase, primarily driven by higher sales with an internationally renowned membership store. The revenue generated from other Asian regions reached US$0.2 million, marking a 201.4% growth, driven by the launch of operations in Malaysia in 2024.

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The increase in revenue was primarily attributable to the growing demand for sports nutrition products in Hong Kong and Mainland China, the expansion of our customer base, as well as the enhanced effectiveness of our marketing and promotional strategies.

Operating expenses

Our operating expenses consist of the following:

	For the years ended December 31,
	2024	2023	Variance
	US$	US$	US$	%
Sales and marketing expenses	2,391,147	2,160,822	230,325	10.7
Personnel and benefit costs	1,140,083	853,360	286,723	33.6
General and administrative expenses	1,032,683	753,318	276,365	36.7
Total	4,563,913	3,767,500	796,413	21.1

For the fiscal year ended December 31, 2024, our total operating expenses increased to US$4.6 million, compared to US$3.8 million in the previous year, representing a 21.1% increase. This growth was primarily driven by higher sales and marketing expenses, personnel and benefit costs, and general administrative expenses, reflecting our business expansion and increased operational scale.

Sales and marketing expenses rose by 10.7% to US$2.4 million, primarily driven by higher fulfilment costs including storage and logistic costs and handling charges which were in line with sales volume growth.

Personnel and benefit costs grew by 33.6% to US$1.1 million, reflecting an expansion in our workforce to support higher business activity and increased compensation to attract and retain skilled professionals in sales, marketing, and operations.

General and administrative expenses saw a 36.7% increase to US$1.0 million, primarily due to increased office-related costs, system upgrades, and compliance-related expenses to support our business growth.

The overall increase in operating expenses was necessary to scale our operations and drive revenue growth while ensuring long-term sustainability and market competitiveness.

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Other income (expense), net

Other income and expenses primarily includes interest income, interest expenses, change in fair value of long-term other assets and net other income and expenses. The key components are discussed below:

Interest income: The interest income slightly decreased from US$7,813 for the fiscal year ended December 31. 2023 to US$6,708 for the fiscal year ended December 31, 2024.

Interest expenses: Mainly comprised interest expense on bank borrowings. The interest expense increased by US$0.2 million, or 91.2%, from US$0.2 million for the year ended December 31, 2023 to US$0.4 million for the year ended December 31, 2024, and such increase was in line with the increase in bank borrowings.

Change in fair value of long-term other assets: Represents the change in fair value of certain long-term assets, relating to life insurance policies to our director, which are subject to periodic fair value adjustments.

Net Other Income and Expenses: Includes miscellaneous income and expenses arising from non-core business activities, such as government subsidies, foreign exchange gains/losses, and one-off financial adjustments.

Income tax (expense) credit

Our income tax expense increased by US$0.3 million, from a tax credit of US$0.1 million for the fiscal year ended December 31, 2023, to a tax expense of US$0.2 million for the fiscal year ended December 31, 2024. The tax credit in 2023 was primarily due to taxable losses incurred during the year, while the increase in 2024 was driven by higher taxable income.

Net income

As a result of the factors discussed above, we reported a net income of US$1.0 million for the fiscal year ended December 31, 2024, compared to a net loss of US$0.8 million in the previous year. This turnaround was primarily driven by significant revenue growth across our B2B and B2C segments, an expansion in marketing services, and improved gross profit margins. While operating expenses increased to support our business expansion, the overall revenue growth, coupled with cost efficiencies from our larger operational scale, contributed to our improved financial performance.

Liquidity and Capital Resources

We have financed our operations primarily through cash flows from operations and bank borrowings.

As of December 31, 2024, we had cash and cash equivalents of approximately US$1.6 million. Our total current assets were approximately US$9.9 million, while our current liabilities were approximately US$8.9 million. Comparatively, as of December 31, 2023, our current assets were US$7.8 million, and our current liabilities were US$7.7 million. Hence, our current ratio improved from approximately 1.01 in 2023 to 1.11 in 2024, reflecting a slight enhancement in liquidity.

While we continue to maintain a leveraged capital structure, with total bank borrowings of approximately US$6.7 million as of December 31, 2024, we have sufficient working capital and cash flows to support our ongoing operations and future growth initiatives.

Given our current cash and bank balances, along with the funds generated from operating activities, we believe we have adequate resources to meet our working capital needs for the next 12 months from the date the audited financial statements are issued. However, our ability to meet liquidity and capital requirements remains subject to future economic conditions and external factors beyond our control.

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We currently intend to retain all of our available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any decision regarding our dividend policy will be made at the discretion of our board of directors, taking into account factors such as our financial condition, operating performance, capital requirements, contractual obligations, and overall business outlook, along with any restrictions imposed by future financing agreements.

We intend to use the net proceeds from this Offering as follows:

●	establishing more operating offices and/or hiring additional staff members
●	sourcing more sports nutrition products
●	developing and/or upgrading the CRM system
●	engaging in more marketing activities
●	potential strategic acquisitions and/or joint ventures
●	general working capital

Cash Flows

The following table sets forth a summary of our cash flows for the years ended December 31, 2024 and 2023:

	For the Years Ended December 31,
	2024	2023
	US$	US$
Net cash provided by (used in) operating activities	38,324	(3,043,845)
Net cash used in investing activities	(301,421)	(350,371)
Net cash provided by financing activities	1,429,133	3,469,474
Foreign currency translation adjustment	(429)	(7,769)
Net increase in cash and cash equivalents	1,165,607	67,489
Cash and cash equivalents at the beginning of the period	432,833	365,344
Cash and cash equivalents at the end of the period	1,598,440	432,833

Operating Activities

For the fiscal year ended December 31, 2024, net cash provided by operating activities amounted to US$38,324, compared to a net cash usage of US$3.0 million for the fiscal year ended December 31, 2023, reflecting an improvement of approximately US$3.0 million. This improvement was primarily attributable to a net income of US$1.0 million for the fiscal year ended December 31, 2024, compared to a net loss of US$0.8 million for the fiscal year ended December 31, 2023.

However, it was partially offset by working capital changes, which resulted in cash usage of US$1.5 million and US$2.5 million for the fiscal years ended December 31, 2024 and 2023, respectively. These working capital changes mainly included an increase in accounts receivables of US$2.6 million for the fiscal year ended December 31, 2024 and an decrease in inventory of US$1.0 million for the fiscal year ended December 31, 2024.

Investing Activities

For the fiscal year ended December 31, 2024, net cash used in investing activities decreased to US$0.3 million, as compared to US$0.4 million for the fiscal year ended December 31, 2023. The decrease was primarily due to lower purchases of long-term other assets as compared to the prior year.

Financing Activities

For the fiscal year ended December 31, 2024, net cash provided by financing activities decreased to US$1.4 million from US$3.5 million in the fiscal year ended December 31, 2023, a reduction of US$2.1 million. This decrease was primarily driven by lower capital contributions from founding shareholders, of which the founding shareholders did not make any capital contributions for the fiscal year ended December 31, 2024 as compared to US$1.3 million in for the fiscal year ended December 31, 2023, although proceeds from bank borrowings increased to US$13.6 million for the fiscal year ended December 31, 2024 from US$7.4 million in for the fiscal year ended December 31, 2023, offset by higher repayments of bank borrowing of US$11.9 million for the fiscal year ended December 31, 2024 compared to US$5.1 million for the fiscal year ended December 31, 2023.

Off-Balance Sheet Arrangements

For the years presented, we did not have, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or for some other contractually narrow or limited purpose.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

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As of December 31, 2024, the following is a schedule of future minimum payments under operating leases in the next two years:

Year ending December 31, 2025	$240,998
Year ending December 31, 2026	160,665
Total undiscounted lease obligations	401,663
Less: imputed interest	(19,691)
Lease liabilities recognized in the combined balance sheet	$381,972

Capital Expenditures

For the fiscal years ended December 31, 2024 and 2023, we purchased property and equipment of US$36,492 and US$10,288 respectively, mainly for use in our operations.

Trend Information

Other than as disclosed in “Risk Factors — Risks Relating to Our Business and Industry” in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Seasonality

We typically experience higher sales revenue in the second and third calendar quarters.

Critical Accounting Policies and Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Impairment assessment of accounts receivables

In accordance with ASC Topic 326, Credit Losses – Measurement of Credit Losses on Financial Instruments (“ASC 326”), we utilize the current expected credit losses (“CECL”) model to determine an allowance that reflects its best estimate of the lifetime expected credit losses on accounts receivable and deposit, prepayments, and others receivable which is recorded as a liability to offset the receivables. The CECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate lifetime expected credit losses. Accounts receivable and deposit, prepayments, and others receivable are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense.

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Fair Value Measurement

We follow the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

Level 1	—	Inputs are based upon unadjusted quoted prices in active markets for identical assets and liabilities.
Level 2	—	Inputs are based upon quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3	—	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize observable inputs and minimize unobservable inputs.

In determining the appropriate levels, we analyze the assets and liabilities measured and reported on a fair value basis. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

Our life insurance policies under “long-term other assets” are carried at fair value, determined according to Level 2 inputs in the fair value hierarchy described above, because its valuation is based on inputs other than quoted prices, such as the policy’s cash surrender value provided by the insurance carrier and observable market data for similar instruments.

The carrying amounts of our cash, cash equivalents, accounts receivable, inventories, deposit, prepayments and other receivables, accounts payable, accrued liabilities and other payables, bank borrowings, amounts due from/to related parties and amounts due to directors approximated their fair values as of December 31, 2024 and 2023 due to their short-term nature.

During the years ended December 31, 2024 and 2023, there were no transfers between Level 1, Level 2, and Level 3.

Lease

We determine if an arrangement contains a lease at the inception of a contract under ASC Topic 842, Leases. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, right-of-use assets and liabilities are recognized at the commencement date based on the present value of any remaining lease payments over the lease term. For this purpose, we consider only payments that are fixed and determinable at the time of commencement. As most of its leases do not provide an implicit rate, we use its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The ROU assets include adjustments for accrued lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

A short-term lease is defined as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. When determining whether a lease qualifies as a short-term lease, we evaluate the lease term and the purchase option. Hence, we do not recognize any operating lease ROU assets and operating lease liabilities for short-term leases.

We evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, we will record an impairment loss in other expenses in the statements of operations and comprehensive income (loss).

Operating lease transactions are included in operating lease ROU assets, current operating lease liabilities and operating lease liabilities, net of current portion on the balance sheets.

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Revenue Recognition

We receive revenue from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC Topic 606 provided the following overview of how revenue is recognized from our contracts with customers: We recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with the customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price. – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract. – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) we satisfy a performance obligation. – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

All of our contracts have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and is, therefore, not distinct. The initial payments received from pre-ordering are recorded in the “customer deposits” on the balance sheets and will not be recognized as revenue until transfer of goods. Shipping and handling are activities to fulfill our promise to transfer goods to customers, which are included in the sale price of the goods.

Product Sales

We primarily generated revenue from the sale of sport nutrition products to customers, based upon gross sales minus sales returns and sales incentives that we offer to its customers, such as discounts. Revenue is reported net of all value added/good and service taxes. We generally do not permit customers to return products and historically, customer returns have been immaterial.

Our revenue generating activities have a single performance obligation. Revenue from product sales is recognized at the point in time when control transfers and the obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon the method of distribution and shipping terms.

For B2B sales, we typically arranges the delivery of products to customers. Revenue is generally recognized when the customer obtains control of the product, which occurs at a point in time, and may be upon shipment or upon delivery to the designated place as collected and accepted by the customer, as agreed in a contract. We procure and pay for shipping costs, up to the place of destination for the customers.

For B2C sales, (i) through online stores and third-party e-commence platforms, revenue is recognized when control of the products is transferred to the customer, which generally occurs upon shipment or at the collection centres. The customer usually acknowledges the receipt of the products at the point of collection or shipment by third-party freight carriers; (ii) through the vending machines, revenue is recognized at the point of sale when the products are dispensed.

Marketing Service Income

We also receive the advertising income from the banner advertisement posting on its vending machines or kiosks, which are recognized in the period as earned, generally 6 to 12 months. Revenue is billed quarterly, in arrear and recognized over-time as the agreed upon services are completed.

Principal vs. Agent Considerations

In accordance with ASC Topic 606, Revenue Recognition: Principal Agent Considerations, we evaluate the terms in the agreements with its customers to determine whether or not we act as the principal or as an agent in the arrangement with each party, respectively. The determination of whether to record the revenue on a gross or net basis depends upon whether we have control over the goods prior to transferring it. In general, we control the products as it has the obligation to (i) fulfil the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of the resale products, we have control to set its selling price to ensure it would generate profit for the products delivery arrangements. We believe that all these factors indicate that we are acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

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Cost of revenue

The cost of revenues primarily consists of the purchase cost of sports nutrition products, inbound logistic costs, and other direct costs associated with marketing service income.

Accounts receivable, net

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest and are considered overdue upon expiry of credit terms which range from 5 to 90 days from the date of sale invoices, depends on the credit terms. We record impairment losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each customer and current economic industry trends. Impairments arise when there is objective evidence indicating that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on analysis of customers’ credit and ongoing relationship, management makes conclusions about whether any balances outstated credit losses after management has determined that the likelihood of collection is not probable.

Allowance for Credit Losses

In accordance with ASC Topic 326, Credit Losses – Measurement of Credit Losses on Financial Instruments (“ASC 326”), we utilize the current expected credit losses (“CECL”) model to determine an allowance that reflects its best estimate of the lifetime expected credit losses on accounts receivable and deposit, prepayments, and others receivable which is recorded as a liability to offset the receivables. The CECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate lifetime expected credit losses. Accounts receivable and deposit, prepayments, and others receivable are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense.

Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

We are subject to tax in local and foreign jurisdictions. As a result of its business activities, we file tax returns that are subject to examination by the relevant tax authorities.

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Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by us, as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In October 2023, the FASB issued Accounting Standards Updates (“ASU”) No. 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which amends the disclosure or presentation requirements related to various subtopics in the FASB Accounting Standards Codification (the “Codification”). This update will improve disclosure and presentation requirements of a variety of topics and align the requirements in the FASB codification with the SEC’s regulations. We are currently evaluating the potential effect of this ASU on our financial statements, but do not expect the impact to be material.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the financial statements. Management is evaluating the impact on our financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. We do not believe the adoption of ASU 2023-09 will have a material impact on our financial statements and disclosures.

In March 2024, the FASB issued ASU No. 2024-02, which removes references to the Board’s concepts statements from the FASB Accounting Standards Codification (the “Codification” or ASC). The ASU is part of the Board’s standing project to make “Codification updates for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or the structure of guidance, and other minor improvements.” We do not believe the adoption of ASU 2024-02 will have a material impact on our financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that an entity disclose, in the notes to financial statements, specified information about certain costs and expenses. The amendment in the ASU is intended to enhance the transparency and decision usefulness to better understand the major components of an entity’s income statement. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. We are currently evaluating the impact of the new standard on our financial statements which is expected to result in enhanced disclosures.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the balance sheets, statements of operations and comprehensive income and cash flows.

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Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is not an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Quantitative and Qualitative Disclosures about Market Risk and Credit Risk

Credit Risk

Financial instruments that potentially subject to the concentration of credit risks consist of cash and cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions in Hong Kong, the composition and maturities of which are regularly monitored by the management. The Hong Kong Deposit Protection Board pays compensation up to a limit of US$102,991 (equal to HK$800,000) if the bank in Hong Kong with which an individual/a company hold its eligible deposit fails.

As of December 31, 2024 and 2023, approximately US$1.2 million and US$0.2 million was maintained at several financial institutions located in Hong Kong of which approximately US$1.1 million and US$0.1 million was subject to credit risk. While we believe that these financial institutions have high credit quality and it also continually monitors their credit worthiness.

We also maintain its cash and cash equivalents with various financial institutions in Mainland China. Historically, these institutions have been of high credit quality; however, the banking system in Mainland China is subject to regulatory, economic, and political influences that may affect the creditworthiness of these institutions. Management continually monitors the credit quality of these financial institutions and considers this risk to be acceptable.

For the credit risk related to accounts receivable, we perform periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Accounts receivable are typically unsecured and are derived from revenues earned from customers in Hong Kong. We perform periodic credit evaluations and provides an allowance for unexpected credit losses to reduce the accounts receivable balance to its net realizable value. We seek to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by management.

We have two single customers constituting 10% or more of the combined net revenues and a single customer constituting 10% or more of the combined accounts receivable in the year ended December 31, 2024.

We have a single customer constituting 10% or more of the combined net revenues and accounts receivable in the year ended December 31, 2023.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market interest rates.

We are exposed to interest rate risk primarily relates to the variable-rate bank borrowings and is mainly concentrated on the fluctuation of Hong Kong Prime Rate, Secured Overnight Financing Rate and Hong Kong Interbank Offered Rate arising from our bank borrowings. We have not used any derivative instruments to mitigate its exposure associated with interest rate risk. However, the management monitors interest rate exposure and will consider other necessary actions when significant interest rate exposure is anticipated.

We are also exposed to cash flow interest rate risk related to bank balances and cash held at financial institutions carried at the prevailing market rates and variable-rate bank borrowings.

Exchange rate risk

We cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that we could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of HKD, CNY and MYR converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

Economic and political risk

Our operations are mainly located in Hong Kong and Mainland China. Accordingly, our business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong and Mainland China, as well as by the general state of Hong Kong and Mainland China economy. Our results may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong and Mainland China. Although we have not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure, this may not be indicative of future results.

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HISTORY AND CORPORATE STRUCTURE

Corporate Structure

Our Company was incorporated in the Cayman Islands on March 28, 2025 under the Companies Act as an exempted company with limited liability. Our authorized share capital is US$1,000,000 divided into 1,000,000,000 shares with a par value of US$0.001 each, comprising 900,000,000 Class A Ordinary Shares of par value of US$0.001 each and 100,000,000 Class B Ordinary Shares of par value of US$0.001 each. Following incorporation, our then share capital was held 100% by Hintech as to 100 Class A Ordinary Shares.

On [●], 2025, Mr. Ho, Mr. Chan, Mr. Luk, Cipher, Blueberry, Tenmoku, Billion, Comet, Ace, Chestnut and Feldspar transferred all their respective shares in FFA to the Company in consideration of the Company allotting and issuing 267,684 Class A Ordinary Shares, 193,302 Class A Ordinary Shares, 129,400 Class A Ordinary Shares, 68,182 Class A Ordinary Shares, 46,000 Class A Ordinary Shares. 46,000 Class A Ordinary Shares, 46,000 Class A Ordinary Shares, 46,000 Class A Ordinary Shares, 45,200 Class A Ordinary Shares, 41,000 Class A Ordinary Shares and 41,000 Class A Ordinary Shares to Hintech under the direction of Mr. Ho, Dixon under the direction of Mr. Chan, Elytron under the direction Mr. Luk, Cipher, Blueberry, Tenmoku, Billion, Comet, Ace, Chestnut and Feldspar, respectively credited as fully paid.

On [●] 2025, the Company allotted and issued [●] Class B Ordinary Shares to Hintech and [●] Class B Ordinary Shares to Dixon.

On [●] 2025, Hintech, Dixon and Daily entered into a sale and purchase agreement whereby Hintech transferred 22,400 Class A Ordinary Shares and Dixon transferred 10,000 Class A Ordinary Shares to Daily.

On [●] 2025, the Company and Mr. Chen Wei entered into a subscription agreement whereby Mr. Chen Wei subscribed for 4,914 Class A Ordinary Shares.

On [●] 2025, the Company and Mr. Chen Jackson Jadyn entered into a subscription agreement whereby Mr. Chen Jackson Jadyn subscribed for 14,040 Class A Ordinary Shares.

On [●] 2025, the Company and Supreme entered into a subscription agreement whereby Supreme subscribed for 6,318 Class A Ordinary Shares.

On [●] 2025, the Company and Mr. Mak entered into a subscription agreement whereby Mr. Mak subscribed for 3,240 Class A Ordinary Shares.

On [●] 2025, the Company and Mr. Ngan entered into a subscription agreement whereby Mr. Ngan subscribed for 1,620 Class A Ordinary Shares.

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Prior to the effective date of the registration statement of which this prospectus forms a part, on [●], for the purpose of maintaining proportional shareholdings before and after the Offering and taking into account of the public float requirement of Nasdaq Capital Market, each of our existing Shareholders, namely Hintech, Dixon, Elytron, Cipher, Blueberry, Tenmoku, Billion, Comet, Ace, Chestnut, Feldspar, Daily, Mr. Chen Wei, Mr. Chen Jackson Jadyn, Supreme, Mr. Mak and Mr. Ngan were allocated [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares and [●] Class A Ordinary Shares, respectively, for cash at par to effectively implement a forward split.

As of the date of this prospectus, Hintech, Dixon, Elytron, Cipher, Blueberry, Tenmoku, Billion, Comet, Ace, Chestnut, Feldspar, Daily, Mr. Chen Wei, Mr. Chen Jackson Jadyn, Supreme, Mr. Mak and Mr. Ngan were holding [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares and [●] Class A Ordinary Shares, respectively. Our Class B Ordinary Shares were held by Hintech and Dixon as to [●] Class B Ordinary Shares and [●] Class B Ordinary Shares, respectively.

We believe that each of the aforementioned issuances and transfers was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

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Organization Chart

The following diagram illustrates our corporate structure as of the date of this prospectus of our Class A Ordinary Shares only.

Mr. Ho
Mr. Chan
Mr. Luk
100%
100%
100%
Hintech Solutions Limited (BVI)
Dixon Dynamics Company Limited (BVI)
Elytron Innovations Limited (BVI)
Cipher Future Development Limited (BVI)
Blueberry Farm Holdings Limited (BVI)
Tenmoku Limited (BVI)
Billion Track Enterprises Limited (BVI)
Comet Moment Limited (BVI)
Ace August Limited (BVI)
Chestnut Festival Limited (BVI)
Feldspar Enterprises Limited (BVI)
24.54%
18.33%
12.94%
6.82%
4.60%
4.60%
4.60%
4.60%
4.52%
4.10%
4.10%
Daily Smile Limited (BVI)
Mr. Chen Wei
Mr. Chen Jackson Jadyn
Supreme Mind Limited (Hong Kong)
Mr. Mak
Mr. Ngan
3.24%
0.49%
Fitness Fanatics Limited (Cayman Islands)
1.40%
0.63%
0.32%
0.16%
100%
FFA (BVI)
100%
100%
Myron (Hong Kong)
NWG (Hong Kong)
100%
100%
100%
Qing Mu (PRC)
NWSH (PRC)
FIT Food (Malaysia)
100%
NWSZ (PRC)

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The following diagram illustrates our corporate structure as of the date of this prospectus but before completion of our Offering. All percentages reflected the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class A Ordinary Shares is entitled to one (1) vote per Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to thirty (30) votes per Class B Ordinary Share.

Mr. Ho
Mr. Chan
Mr. Luk
100%
100%
100%
Hintech Solutions Limited (BVI)
Dixon Dynamics Company Limited (BVI)
Elytron Innovations Limited (BVI)
Cipher Future Development Limited (BVI)
Blueberry Farm Holdings Limited (BVI)
Tenmoku Limited (BVI)
Billion Track Enterprises Limited (BVI)
Comet Moment Limited (BVI)
Ace August Limited (BVI)
Chestnut Festival Limited (BVI)
Feldspar Enterprises Limited (BVI)
[•]%
Daily Smile Limited (BVI)
Mr. Chen Wei
Mr. Chen Jackson Jadyn
Supreme Mind Limited (Hong Kong)
Mr. Mak
Mr. Ngan
Fitness Fanatics Limited (Cayman Islands)
100%
FFA (BVI)
Myron (Hong Kong)
NWG (Hong Kong)
Qing Mu (PRC)
NWSH (PRC)
FIT Food (Malaysia)
NWSZ (PRC)

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The following diagram illustrates our corporate structure upon completion of our Offering based on a proposed [●] Class A Ordinary Shares being offered. All percentages reflected the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class A Ordinary Shares is entitled to one (1) vote per Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to thirty (30) votes per Class B Ordinary Share.

Mr. Ho
Mr. Chan
Mr. Luk
100%
100%
100%
Hintech Solutions Limited (BVI)
Dixon Dynamics Company Limited (BVI)
Elytron Innovations Limited (BVI)
Cipher Future Development Limited (BVI)
Blueberry Farm Holdings Limited (BVI)
Tenmoku Limited (BVI)
Billion Track Enterprises Limited (BVI)
Comet Moment Limited (BVI)
Ace August Limited (BVI)
Chestnut Festival Limited (BVI)
Feldspar Enterprises Limited (BVI)
[•] %
[•]%
[•]%
[•]%
[•]%
[•]%
[•]%
[•]%
[•]%
[•]%
[•]%
Public
Daily Smile Limited (BVI)
Mr. Chen Wei
Mr. Chen Jackson Jadyn
Supreme Mind Limited (Hong Kong)
Mr. Mak
Mr. Ngan
[•]%
[•]%
[•]%
[•]%
[•]%
[•]%
[•]%
Fitness Fanatics Limited (Cayman Islands)
100%
FFA (BVI)
100%
100%
Myron (Hong Kong)
NWG (Hong Kong)
100%
100%
100%
Qing Mu (PRC)
NWSH (PRC)
FIT Food (Malaysia)
100%
NWSZ (PRC)

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Mr. Ho, Mr. Chan and Mr. Luk are our co-founders and Mr. Ho and Mr. Chan are our executive directors.

Save as indicated above, none of the other Shareholders have held any position, office or other material relationship with the Company or any of its predecessors or affiliates within the past three years.

Entity

A description of our principal operating subsidiaries is set out below.

NWG

NW Group International Limited was incorporated in Hong Kong in with limited liability on October 26, 2016. Following a group reorganization which was completed on [●] 2025, NWG became our indirect wholly-owned subsidiary. Since its incorporation, NWG has been carrying on the business of wholesale and retail, and marketing services of sports nutrition products in Hong Kong.

Myron

Myron Limited was incorporated in Hong Kong in with limited liability on December 7, 2006. Following a group reorganization which was completed on [●] 2025, Myron became our indirect wholly-owned subsidiary. Since October 2016, Myron has been carrying on the business of trading of sports nutrition products in Hong Kong.

NWSH

Ying Sheng (Shanghai) Food Technology Limited*, a company established in Shanghai with limited liability on March 12, 2019 and held as to 100% by NWG. Since its incorporation, NWSH has been carrying on the business of wholesale and retail sale of sports nutrition products in the PRC.

NWSZ

Jian Ying (Shenzhen) Business Limited*, a company established in Shenzhen with limited liability on November 22, 2017 and held as to 100% by NWSH. Since its incorporation, NWSZ has been carrying on the business of trading of sports nutrition products in the PRC.

Qing Mu

Shenzhen Qing Mu E-Commerce Limited*, a company established in Shenzhen with limited liability on May 16, 2024 and held as to 100% by NWG. Since its incorporation, Qing Mu has been carrying on the business of retail of sports nutrition products in the PRC.

FIT Food

FIT Food Tech Sdn. Bhd., a company incorporated in Malaysia with limited liability on December 5, 2023 and wholly-owned by NWG. Since its incorporation, FIT Food has been carrying on the business of retail of sports nutrition products in Malaysia.

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Key Milestones

The key milestones in the development of our Group are highlighted chronologically below:

Year	Milestones

2016	Established NW Group, laying the foundation for operations in the sports nutrition industry.

2018	Commenced partnership with a leading online marketplaces in Hong Kong for selling and distributing sports nutrition products.

2019	Expanded operational presence in the PRC, including the commencement of business with a leading global retailers.

2020	Secured Series A funding of approximately US$2.6 million from a NASDAQ-listed company, supporting growth and market expansion.

2023	Expanded retail distribution channels in Hong Kong with leading supermarkets and pharmacies, enhancing accessibility of sports nutrition products to a broader consumer base.

2023	Commencement of business with membership chain stores in the PRC.

2024	Entered into an exclusive agreement with a global gym chain company to provide vending services in key regions, including Hong Kong and Malaysia.

2024	Expanded operational presence in Malaysia.

2024	Entered into an exclusive distribution agreement with a globally recognized sports nutrition company for distribution of sports nutrition products in Hong Kong.

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BUSINESS

Our Mission

Our mission is to make sports nutrition products conveniently accessible to both professional athletes as well as the mass market so to facilitate consumers of our products to achieve their health and fitness goals and to unlock their full potential to live a healthy and vibrant life.

Overview

Our Group was founded in 2016. We have transformed from a small enterprise distributing sports nutrition products in Hong Kong to a sports nutrition distributor/seller in Hong Kong that distributes/sells sports nutrition products in Hong Kong, Mainland China and Malaysia over a span of eight years. Over the years, our Group has penetrated and established a presence across a range of channels, including gymnasiums and fitness centers, or gyms, supermarkets, convenience stores, membership stores, specialty stores, e-commerce platforms and online marketplaces. As of December 31, 2024, our Group has over 1,000 POS, in Hong Kong, Mainland China and Malaysia. Our revenue for the fiscal years ended December 31, 2023 and 2024 increased from approximately US$11.9 million to approximately US$19.5 million, representing a growth of approximately 63.5%.

The sports nutrition industry is a fast-growing industry in Asia due to increasing health awareness, the surge in sports participation and fitness activities as well as a general rise in disposable income. Although the Pandemic slowed the growth momentum of the sports nutrition industry in 2020 due to social distancing rules, lockdown measures and mandatory mask-wearing requirements which had limited access to gyms and the opportunities for outdoor exercises, our overall sales remained buoyant through the Pandemic. We believe that this growth trend will continue as the general public is more focused on their health and diets after the Pandemic. As such, we have embarked on our plan to expand into Southeast Asia after the Pandemic, and Malaysia was our first step into enter the Southeast Asian market.

Our Products and Services

As of December 31, 2024, we have distributed/sold over 30 brands of sports nutrition products supplied by 10 brand owners and over 10 distributors and have over 300 stock keeping units, or SKUs in the following three main categories:

(i)	protein powder, such as whey, casein, isolate and plant-based protein;

(ii)	ready-to-eat snacks and packaged drinks, such as healthy/functional low-calorie and low-sugar protein bars, high protein milkshakes and carbonated energy drinks; and

(iii)	other products, including:-

●	meal replacements, such as flavored meal replacement powder;
●	health supplements, such as creatine, branched-chain amino acid supplements, glutamine supplements, antioxidants, collagen support, multi-vitamins, probiotics and fish oil; and
●	special diets, such as Keto and vegan diets, including Keto granola and kale powder.

As at December 31, 2024, we had the exclusive right to distribute 193 SKUs in Hong Kong, while the other SKUs distributed in Hong Kong and all SKUs in Mainland China are distributed on a non-exclusive basis.

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Our diverse range of products are mainly imported from the United States and Europe. Each of our products offers different functionalities, such as muscle building, muscle recovery, weight management, performance enhancement, nutrient replenishment, hydration, health care and detoxification, etc. They are designed to meet the needs of both professional athletes and the mass market, facilitating consumers of our products to achieve their health and fitness goals. As of December 31, 2024, the wholesale price per SKU of our sports nutrition products ranged from approximately US$0.2 to US$125.3 and the suggested retail price per SKU of our sports nutrition products ranged from approximately US$0.4 to US$147.2. The sale of sports nutrition products accounted for approximately 100.0% and 93.5% of our revenue in the fiscal years ended December 31, 2023 and 2024, respectively, of which over 63.4% and 69.7% were generated from the sale of protein powder, respectively.

Apart from selling sports nutrition products, we also utilize our comprehensive omni-channel sales and distribution network to provide ancillary bespoke marketing services to sports nutrition brand owners and other distributors. Please see “Sales and Marketing” below for details. Marketing services accounted for approximately nil. and 6.5% of our revenue in the fiscal years ended December 31, 2023 and 2024, respectively. We believe that these services not only provide an ancillary revenue stream, they also enhance brand visibility and market reach as well as allow us to develop stronger relationships with brand owners and other distributors, fostering collaboration and mutual growth.

Our Operations

Sourcing and procurement of sports nutrition products

As of December 31, 2024, over 80% of our products were sourced directly from 10 brand owners and the rest of our products were sourced indirectly through distributors. Our suppliers generally do not impose any minimum sales target or marketing spend requirement on us. For overseas suppliers, they typically transact with us on Ex Works and Free Carrier basis. Under Ex Works terms, we are required to collect the products from the suppliers’ premises and manage all subsequent transportation and custom clearance at our own costs and risk. Under Free Carrier terms, the supplier delivers the products to a carrier or location we designate, typically within their country, bearing the costs and risks until that point; thereafter, we assume responsibility for transportation, customs clearance, and associated costs and risks. We typically pay them by telegraphic transfer and they generally require us to pay in full at the time of purchase, except for our largest supplier which provides us up to 45 days of credit from the date of invoice. For local distributors, they typically deliver products to us at our designated local warehouse at their own costs and risk. We generally pay them in full at the time of purchase by bank transfer or cheque payment.

As a dedicated distributor/seller of sports nutrition products, we generally do not enter into long-term exclusive/sole distribution contracts with brand owners due to non-competition restrictions in these contracts which may hinder our potential to distribute new sports nutrition brands and expand our market share in the sports nutrition industry. However, we do recognize the value of having exclusive distribution rights with certain suppliers with proven success and substantial market share, and we believe that maintaining a strong relationship with key market suppliers provide us control over pricing and distribution as well as to reduce competition and protect our market share. As such, we have strategically signed exclusive distribution agreements with a one-year term renewable on a yearly basis with our largest supplier (which is one of the world’s largest sports nutrition companies) covering the exclusive distribution rights for four of their sports nutrition brands in Hong Kong in January 2024.

For the fiscal year ended 31 December, 2024, we have also entered into two one-year non-exclusive distribution agreements with the same supplier, with one authorizing us to distribute one of their meal replacement brands in Hong Kong and the other for distributing one of their sports nutrition brands in Mainland China. The revenue generated from the products supplied by our largest supplier amounted to approximately US$8.3 million and US$14.1 million, accounted for approximately 69.7% and 72.3% of our revenue in the fiscal years ended December 31, 2023 and 2024, respectively.

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These distribution agreements provide, among others, that:

●	all marketing activities utilizing our largest supplier’s trademark must be pre-approved by them;

●	we bear all expenses incurred in connection with marketing, distributing, selling, promoting and servicing our largest supplier’s products and our largest supplier shall provide such additional support and assistance as we and our largest supplier shall agree in writing from time to time; and

●	we and our largest supplier shall develop a joint business plan and agree on sales and/or purchase targets, key performance indicators and marketing investments, and once agreed this joint business plan will be binding on both parties.

Distribution/sale of sports nutrition products

We generally distribute/sell sports nutrition products through the following two business models:

Business-to-business, or B2B

Our B2B business model primarily focuses on distributing sports nutrition products to wholesalers and retailers (or a hybrid of them) that subsequently sell these products directly to end-consumers. As of December 31, 2024, we distributed products to over 130 B2B customers in Hong Kong and China, and through our distributor in Macau, and they ranged from owners of brick-and-mortar retail chains and online stores that have regional operations, large wholesalers, retailers to entrepreneurs. Through these B2B customers, our products reached over 800 POS as of December 31, 2024, including:

●	over 500 membership stores and supermarkets;

●	over 200 specialty stores, such as gyms, chemists, sporting goods retailers and health food stores; and

●	over 30 hotels, restaurants, corporates, clubs and catering premises, in Hong Kong, China and Macau.

We sign a one-year agreement with our key B2B customers pursuant to which they place purchase orders with us and we will deliver the products to their designated warehouse/location. For smaller B2B customers, they place purchase orders (setting out details including the types and units of products required, their delivery and billing addresses and their contact details) directly with us as and when required and no agreement will be signed. We generally have to bear the shipping costs for our key B2B customers but for the smaller B2B customers, we only provide free shipping if their orders reach a prescribed amount. We do not impose any minimum sales target or marketing spend requirement on our B2B customers. No credit period is generally granted to our B2B customers, except for those key B2B customers that operate large retail chains, to which we generally provide a 30 to 60 days credit period for them. Some of our key B2B customers may require us to offer them different types of sales incentives (such as distribution allowance, damage good allowance and/or e-commerce operation allowance) and take out product liability insurance to cover them. We will consider such requests depending on the relationship with the customer such as length of time conducting business with us, reputation, size, punctuality of payments etc.

The sales of sports nutrition products through B2B amounted to approximately US$6. million and US$11.4 million, and accounted for approximately 50.7% and 58.6% of our revenue in the fiscal years ended December 31, 2023 and 2024, respectively.

Business-to-consumer, or B2C

Our B2C business model primarily focuses on selling sports nutrition products directly to end-consumers mainly through (i) online stores; (ii) vending machines; and (iii) third party e-commerce platforms/online marketplaces.

As of December 31, 2024, we operated two online stores with over 9,000 registered members in total to sell our products directly to consumers. One being our company website which serves customers in Hong Kong, and the other through Youzan, a software-as-a-service provider for WeChat e-commerce platform, which serves customers in Mainland China. During the fiscal years ended December 31, 2023 and 2024, we have completed over 17,300 and 17,900 direct transactions at these two online stores, respectively. At our online stores, our customers generally place purchase orders with us and once they make the payment, our system immediately generates an order confirmation and invoice that includes the details of the order, such as the order number, invoice amount, product description, shipping details and payment method. We generally request our customers to make payment in advance by electronic payment, bank transfer or credit card.

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In addition, we operated a total of 230 vending machines as of December 31, 2024 and placed them strategically across gyms in Hong Kong, Mainland China and Malaysia, to sell our products to consumers directly. Individual customers that purchase our products in these gyms typically pay us by electronic payment.

As of December 31, 2024, we collaborated with third party platforms, including HKTV Mall, Decathlon and Tmall, to bring our products to the market and facilitate our B2C sales. For these collaborations, we generally sign service agreements with the third party platforms that stipulate, among other things, the types of services they provide and the fees that we have to pay, and these service agreements typically will remain valid until they are terminated. While we maintain full control over the selling prices, product placement and promotional periods under these third party platforms, these third party platforms handle certain aspects of customer service and collect sales proceeds on our behalf. Some of them may also manage the fulfilment of sales orders. Generally, the ownership of our products does not pass to the third party platforms at any point. Our customers place purchase orders with us via the third party platforms, which are confirmed upon our acceptance, with standard sales terms (including shipping, return, refund and privacy policies) made available to them on these third party platforms. We typically require our customers to make payment in advance by electronic payment or credit card, and the third party platforms will typically deduct their service fees and pay us the net sales proceeds by bank transfer by the end of the following month after the sales transaction.

The revenue generated through B2C amounted to approximately US$5.9 million and US$6.8 million, accounted for approximately 49.3% and 34.9% of our revenue in the fiscal years ended December 31, 2023 and 2024, respectively.

Additionally, we provided tailored marketing services to sports nutrition brand owners and other distributors, leveraging our omni-channel network to boost their brand visibility and market presence. Our marketing services income amounted to nil. And US$1.3 million for the fiscal years ended December 31, 2023 and 2024. These marketing services consisted of advertising placements and promotional campaigns including promotional ads on our vending machines. Our Directors believe our marketing services not only enhance our partnerships with brand owners but also reinforce our position as a comprehensive solutions provider in the sports nutrition ecosystem.

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Operations in Hong Kong, Mainland China and Malaysia

Sports nutrition is a niche sector of the consumer goods industry. As a sports nutrition distributor/seller in Hong Kong that distributes/sells products in Hong Kong, Mainland China and Malaysia, we have established differentiated channel strategies in different regions and a comprehensive omni-channel sales and distribution network that is tailored to, and deep-rooted in, the respective local markets. We believe that our sales and distribution network enables us to rapidly and efficiently expand our market reach and increase our sales in the respective regions.

Hong Kong is our base and our major market, accounted for approximately 68.8% and 65.5% of our revenue in the fiscal years ended December 31, 2023 and 2024, respectively. We sell our products directly to consumers, wholesalers as well as both online and offline retailers (consisting of on-trade and off-trade customers). Apart from conventional sales channels (such as our online stores and third-party membership stores, supermarkets and specialty stores), we also try to penetrate to the core of our target end-consumers in Hong Kong by operating 172 vending machines as of December 31, 2024 in gyms to sell our products directly to the health and fitness conscious community.

We entered the Chinese market shortly before the Pandemic in 2019. Mainland China is now our second largest market and it accounted for approximately 30.8% and 33.7% of our revenue in the fiscal years ended December 31, 2023 and 2024, respectively. The sports nutrition market in Mainland China has a lot of growth potential. However, the market there is diverse and on top of competition between international brands, there is strong competition from inferior local brands which are much cheaper than our products. As such, we focus to sell our products to two fast-growing American membership-only wholesale retail warehouse chains that generally set up their warehouse stores in the more affluent cities in Mainland China and offer select premium imported goods in bulk to their members at discounted prices. We also sell our products directly to customers through Tmall, a third party platform, in Mainland China in order to rapidly and efficiently expand our market reach in this vast and diverse market.

Other than Hong Kong and Mainland China, we also engaged in the sales of sports nutrition products in Malaysia. Macau is a small market and we only started developing this market in 2021 by appointing several distributors in Macau to sell our products. We only started to develop the Malaysian market in May 2024 through working exclusively with one of the world’s largest gym chains. As of December 31, 2024, we installed 39 vending machines in their gyms in Malaysia to sell our products directly to consumers, and we target to install over 100 vending machines in Malaysia by the end of 2025. We also plan to leverage our strong relationship with our customers that have businesses in Malaysia to commence B2B business and B2C business (via third party platforms) by mid-2025 and the end of 2025, respectively. Due to the short operating history and limited scale, Malaysia accounted for less than 1% of our revenue in the fiscal years ended December 31, 2023 and 2024.

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In the fiscal years ended December 31, 2023 and 2024, our products were mainly sold through the B2B and B2C models. We believe that our sales and distribution networks will evolve over time as we gain more experience working with different channel partners in different markets to collect more valuable data analytics to identify our most successful areas, top-selling products and target audience in each market.

We typically do not engage in consignment sales. All agreements signed with our suppliers, customers or third party platforms have to be approved by Mr. Ho, our founder, executive director and chief executive officer, or in his absence, by our co-founder and executive director, Mr. Chan.

Warehousing and supply chain management

As of December 31, 2024, we had one self-operated warehouse in Hong Kong and we also utilized the services of six third-party warehouses, with one in Hong Kong, four in Mainland China and one in Malaysia. Please see “Real Property” below for details.

Self-operated warehouse

We have an enterprise resource planning system, or ERP system, for our self-operated warehouse to assist us with supply chain and inventory management. When the sports nutrition products we ordered arrived at our self-operated warehouse in Hong Kong, we would input their relevant information, including but not limited to, the quantity, purchase price, batch number, barcode, expiry date, etc. in our ERP system, which will help us track their movements and inventory level in real-time.

After we received a sales order, our warehouse staff will be notified via the ERP system and our warehouse staff will generate a packing list and instruct the relevant staff to pick, pack and ship the products as appropriate. After picking and packing the products, the relevant warehouse staff will update our inventory and generate a delivery note from the ERP system. After the delivery has been made, our accounting staff will update the ERP system and a sales invoice will automatically be generated by our ERP system.

Third-party warehouses

As of December 31, 2024, we had access to six warehouses owned and run by independent third parties located in (i) Yuen Long in Hong Kong; (ii) Shanghai, Ningbo, Guangzhou and Hangzhou in China; and (iii) Kuala Lumpur in Malaysia. The third-party warehouses in Ningbo and Hangzhou are located in comprehensive bonded zones where imported goods brought into the zones may be exempt from import tariffs and goods traded between enterprises in the bonded zones are exempt from value-added tax and consumption duties. Additionally, we sell imported sports nutrition products brought into these zones directly to Chinese consumers through our online store on the Youzan platform. Under Mainland China’s cross-border e-commerce regulations, individual customers are allowed to buy our sports nutrition products directly from our online store, free from value-added tax and consumption duties, within the annual purchase limits for cross-border e-commerce goods prescribed under such regulations.

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These third-party warehouses can generally provide a full range of warehousing and supply chain management services, such as collection, quality checks, storage, picking, packing, shipping and stocktaking services. They typically have their own warehouse management system and they provide us with real time access to information on our inventory to assist us with procurement, invoicing and accounting (as the case may be). Their fees are calculated based on a schedule of rates and they normally charge us monthly fees based on our actual usage.

Fulfilment

As we sell direct to consumers, wholesalers as well as both online and offline retailers (consisting of on-trade and off-trade customers) and we do not have a volume effect to justify an in-house delivery team, we adopt differentiated fulfilment strategies for different sales channels:

B2B

For small B2B customers in Hong Kong, our in-house warehouse team will pick the products stored in our self-operated warehouse and pack them based on the sales orders. After packing, our in-house warehouse team will arrange for independent courier companies to deliver the packaged products to these B2B customers at our cost if their purchases have reached a prescribed amount. For large B2B customers that generally purchase in bulk, we typically work with local independent warehousing and logistics service providers to store, pick, pack and deliver our products to these customers at their nominated destinations at our cost. As these service providers charge us by actual usage and we do not have to commit to any fixed capital expenditure or labor costs on warehouses and logistics, we believe this is the most cost-effective and flexible way to operate our business, especially in Hong Kong where rental and labor costs are both high and in a vast market like Mainland China.

B2C

Our vending machines are generally refilled once or twice each week by our in-house fulfilment team or an independent contractor.

For sales to customers in Hong Kong directly via our company website or indirectly through the third party platforms, our in-house warehouse team will pick the products stored in our self-operated warehouse and pack them based on the sales orders. After packing, our in-house warehouse team will arrange for independent courier companies to deliver the packaged products to our customers or to our third party platform partners’ warehouse (only in cases where the third party platform partners provide fulfilment services). For sales to customers in Mainland China via our online store on the Youzan platform, we typically engage the independent warehousing and logistics service providers in Mainland China which service our B2B customers to also pick, pack and deliver our products to these customers. These customers generally have to pay for the agreed shipping cost unless their purchases have reached the threshold for free shipping, in which case we will bear the courier charges.

Inventory management

Our inventory mainly consists of sports nutrition products procured from our suppliers and the shelf life of our products generally ranges from 9 to 24 months. We generally place orders with our suppliers based on actual orders and our forecast of anticipated orders from our customers. Our procurement staff is responsible for monitoring the stock situation recorded in our ERP system and the third-party warehouses’ customer portals, and replenishing orders when the inventory for a particular SKU falls below a safety stock level. When the products arrive at our self-operated warehouse or the third-party warehouses, our warehouse staff or the responsible staff of the third-party warehouses (as the case may be) will inspect the products to check that the expiry dates as printed on the products match the packing list provided by the supplier and they are in good condition (for instance the packaging is intact).

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In order to ensure that there is no disruption in supply of products to our customers, we generally maintain inventory up to two months of our anticipated sales, which we believe is the optimal level of inventory as it should be sufficient to meet our normal customer demand and any demand surge, even if there is an unexpected delay in shipment of products from our suppliers.

We generally deplete our inventory on a first-in-first-out basis. To reduce the risk of obsolete inventories and to minimize our storage and holding costs, we regularly review the inventory movements captured in our ERP system and the third-party warehouses’ customer portals and strive to accelerate the sales and consumption of our inventory by, among other measures, sales promotion (such as organizing a tasting event or offer free gifts to consume the expiring inventory).

In order to maintain accurate inventory records, we conduct full/partial inventory counts and assess the effectiveness of our historical inventory levels on a regular basis.

Quality control

As our products comprise food and drinks and the target end-consumers of our products are the health and fitness conscious community, the freshness and quality of our products and food safety are of paramount importance. Apart from proper inventory management practices described above, we also take the following measures to ensure the quality of our products:

●	We keep our products with milk content and chocolate in air-conditioned places despite there is no specific storage requirements for such products to ensure their freshness.

●	We periodically engage an external testing laboratory at our own costs to conduct food contaminant tests, food microbiology tests and food additives tests on samples of some of our key products for heavy metals, preservatives, antibiotics level and bacteria count etc., to ensure that they comply with food safety standards.

●	We periodically request our suppliers to provide us with certificates of analysis and certificates of compliance of their products for us to verify that their products meet all local regulatory requirements.

●	We engage external agents to check the food labeling of our products to ensure that they comply with local laws and regulations.

We believe that to date, we have fully complied with all relevant local food handling, safety and labeling laws and regulations.

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Business management system

Our current ERP system has been the backbone of our business management system. In order to enhance our business efficiency, we are in the process of refining our standard operating processes, converting our current ERP system to a cloud-based system and upgrading it in the following four phases: (i) setting up a data warehouse and creating interfaces with our vending machines, online stores, POS, third party platforms and customer portals of our third-party warehouses to collect data for our data warehouse, as well as to implement a new ERP system to cover our inventory system, account and finance system and to provide a consolidated reporting system; (ii) implementing a new CRM system, to further develop customer loyalty and to automate marketing in the different regions we operate; (iii) to create a customer support dashboard and a management dashboard covering sales, sales channels, customer, products and marketing; and (iv) to develop a mobile application to connect with our direct customers, wholesalers and retailers.

We believe that the upgrade of our ERP system with a built in CRM system and mobile application will facilitate us to (a) automate a lot of our daily tasks to increase our efficiency and reduce our cost; (b) strengthen our data analytics capabilities so that we can fully analyze customer data to provide personalized product recommendations (such as tailored offers, bundled products and special discounts) to enhance customer experience and increase engagement and conversion rates; and (c) adopt predictive analytics that will help to optimize our supply chain operations as well as improve our inventory forecasting, demand planning and logistics management. We expect the upgrading work for phase (i) would be completed by the second calendar quarter of 2025.

Sales and Marketing

Our founder, executive director and chief executive officer, Mr. Ho, with the support of our marketing department, is responsible for fostering, building and maintaining good business relationships with our suppliers, developing marketing and sales strategies for our products as well as keeping abreast of market developments and potential business opportunities.

Working with brand owners and other distributors

Apart from working closely with our largest supplier on marketing of their products as provided in the distribution agreements we signed with them, we also provided marketing services to other brand owners and distributors during the fiscal years ended December 31, 2024. Generally, we submit tailored marketing plans and budgets to these brand owners and distributors, incorporating a range of promotional activities such as roadshows, sponsorships, tasting events and advertisements, including display ads on our vending machine. Once they approve our marketing plans, our marketing team executes the promotional activities accordingly. Through this close-knit working relationship, we have established rapport with these brand owners and distributors, and some of them also engage us to design and execute bespoke marketing events/campaigns for them to increase their brand awareness and to promote their products. During the fiscal years ended December 31, 2023 and 2024, revenue generated from such marketing services amounted to nil and approximately US$1.3 million, respectively, which accounted for nil and approximately 6.5% of our revenue during the corresponding periods.

Marketing of our products

Sports nutrition is a niche sector of the consumer goods industry. To ensure our products can penetrate our target end-consumers, we conduct effective marketing strategies by working very closely with gyms where there are clusters of our target end-customers, including physical trainers and gym-goers who are health and/or fitness conscious that have a regular workout regime. Through this close-knit working relationship, we have established rapport with these gyms and facilitated the following:

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●	As of December 31, 2024, we operated a total of 230 vending machines, mainly in gyms, in Hong Kong, Mainland China and Malaysia, where we sell our products directly to consumers. This also enables us to conduct effective marketing campaigns by wrapping these vending machines with advertisements of our products and to put advertisements on the digital display of these vending machines.

●	We can promote our products directly by offering packaged tasting samples of our products with product information printed on the packages to physical trainers and sports key opinion leaders and influencers (“KOLs”), who are core members of the fitness conscious community and heavy consumers of sports nutrition. The words of mouth as well as social media coverage by this community are our invaluable marketing resources.

●	As of December 31, 2024, the operator of one of the world’s largest gym chains has agreed to work exclusively with us on providing them vending machine services and sports nutrition offerings in their 31 and 39 gyms in Hong Kong and Malaysia, respectively.

●	We organize tasting events and roadshows at gyms, which helps to increase brand awareness and promote our products as well as facilitates us to organize bespoke marketing events/campaigns for sports nutrition brand owners.

Apart from working closely with gyms, we also conduct the following sales and marketing activities to promote our products and expand our market reach:

●	We collaborate with our key B2B customers to put our products in more prominent display areas and/or organize tasting events in their retail premises.

●	We conduct customer education on health and fitness and the use of sports nutrition on our own website and social media pages.

●	We also engage/work with sports KOL to promote our products and increase product exposure and brand awareness on social media.

●	We instill customer loyalty by (i) operating a membership system for our two online stores to facilitate our future development of a CRM system which will enable us to fully analyze customer data to provide personalized product recommendations (such as tailored offers, bundled products and special discounts) to enhance customer experience and increase engagement and conversion rates; and (ii) offer bulk purchase discount, sales rebate, distribution allowance, damage good allowance and/or e-commerce operation allowance to our key B2B customers.

●	We engage in online marketing, such as search engine optimization, search engine marketing and social media marketing, and we also place banner advertisements with our third party platform partners.

●	We organize sales promotions (such as free gifts with purchase) and offer promotional discounts from time to time to attract new customers that like to hunt for bargains.

●	We sponsor sports events as well as fitness and dance competitions with our products to increase our product exposure to target end-consumers.

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Regular performance review and adjustment

We review the sales performance of our products regularly and adjust our sales and marketing strategies as appropriate. We collect data from our ERP system, our own ordering and sales records and third party platform partners as well as collect feedback from our on-trade and off-trade customers to evaluate the effectiveness of our sales and marketing activities and report to the brand owners from which we source products directly on a regular basis. In addition, our sales and marketing teams maintain close contact with our on-trade and off-trade customers and wholesalers to monitor their sales performance and provide sales advice and support as appropriate.

Through this review process, we also actively manage our product portfolio to remove certain slow-moving brands and products so that we can divert our resources to the fast-moving brands and products.

Business development

To stay abreast of market developments, our executive directors attend local and international trade shows like fitness and food expo from time to time to identify new sports nutrition products which have market potential or to source new types/brands of sports nutrition products which our customers have requested. For instance, in order to offer more choices for our customers at different price points, we have started to source quality sports nutrition products from Korea.

Pricing Policy

In setting the price of our products, we take into account our procurement and other operating costs and target profit margin, product positioning, sales channels involved, competition as well as end-consumer’s purchasing power and value perception. For products which we source directly from brand owners, we additionally take into consideration the global pricing strategies of such brand owners. We provide suggested retail prices for our wholesalers and retailers to follow. We visit the marketplace regularly and periodically review our pricing strategies to align with general market development.

Product Return and Customer Feedback Mechanism

We generally do not take product return save for damaged products (such as where sealed lids are damaged) or incorrect products/quantities. However, for relationship purposes, we may allow customers to make product returns on a case-by-case basis, considering our long-term business relationship with these customers and their extensive consumer reach.

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Customers are at the core of our business. We believe that every feedback from our customers is valuable and essential to the growth of our business. Our marketing/sales team maintains close contact with our on-trade and off-trade customers and wholesalers to collect their feedback. They also put in place a feedback mechanism to allow for two-way communication with our customers on our website and social media pages. All feedback is documented and reviewed by our marketing/sales team and management, where improvements and corrective measures will be taken to address such feedback.

There was no major product return or other major claims or complaints from our customers during the fiscal years ended December 31, 2023 and 2024.

Product Recall

During the fiscal years ended December 31, 2023 and 2024, we were not subject to any product recall. The brand owners typically will take full responsibility, including indemnifying us, in the event their products have to be recalled due to quality issues.

Seasonality

We typically experience higher sales revenue in the second and third calendar quarters.

Competitive Landscape of the Sports Nutrition Industry in Hong Kong, Mainland China and Malaysia

The sports nutrition industry has enjoyed impressive growth in the last two decades, mainly due to increasing health awareness, the surge in sports participation and fitness activities as well as the general rise in disposable income. The Pandemic has slowed its growth momentum but we believe that the growth trend will continue as the general public is more focused on their health and diets after the Pandemic.

The sports nutrition industry in Hong Kong and Mainland China is historically dominated by international brands. However, the robust growth of sports nutrition in Hong Kong and Mainland China has attracted many players to the category, both local and international. Apart from the fact that competition from local players is expected to intensify, the competition in sports nutrition will become increasingly fierce as an increasing number of players from adjacent categories also enter. For instance, traditional snack brands also started to enter the market by producing protein/energy bars with less protein content than traditional sports nutrition brands, and have been launching an increasing variety of flavors to target younger consumers.

Similarly, the sports nutrition industry in Malaysia has experienced significant growth, fueled by rising consumer awareness of fitness and nutrition, particularly among urban populations, and supported by government efforts to promote sports and healthy lifestyles. International brands hold a strong position in the sports nutrition market in Malaysia due to their established reputations. However, local players and smaller domestic brands, are gaining traction by offering affordable alternatives tailored to local tastes and preferences. Competition is further intensified by adjacent category players, such as beverage and snack brands, introducing protein related products like ready-to-drink shakes and low-sugar energy bars aimed at health-conscious consumers. The market’s expansion is also driven by the growing popularity of e-commerce platforms, which enhance accessibility and enable both local and international brands to reach a broader audience.

Players in the sports nutrition industry generally compete on (i) nutritional quality and functionality of the products; (ii) market reputation and credibility; (iii) pricing as consumers are generally driven by value-for-money concerns in a high inflation environment; (iv) taste; (v) sustainability as certain consumers prefer plant-based products and natural products free from genetically modified ingredients and gluten; (vi) range and variety of products; and (vi) consumption formats as consumers prefer a convenient format for on-the-go consumption.

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Our Competitive Strengths

We believe we can maintain our leading position in the sports nutrition industry in Hong Kong, achieve sustainable growth in Mainland China and Malaysia and expand into the other Southeast Asian countries with the following competitive strengths:

Our proven track record in the sports nutrition industry

Our founder, namely our executive director and chief executive officer, Mr. Ho, our co-founder and executive director, Mr. Chan, and our co-founder and major shareholder, Mr. Luk, are all part of the fitness conscious community. Before the establishment of our Group, they found it inconvenient to source or buy quality sport nutrition products in Hong Kong, particularly at larger retailers and gyms, where such products were not readily available. This led them to set up NWG to distribute/sell sports nutrition products in Hong Kong in 2016. We managed to get the exclusive distribution rights for four sports nutrition brands in Hong Kong from one of the world’s largest sports nutrition companies since January 2024 and established rapport with other reputable international sports nutrition brands and/or their local distributors which facilitated the expansion of our distribution/sale of sports nutrition products in Mainland China and Malaysia. We have also established a comprehensive omni-channel sales and distribution network with access to over 1,000 POS that is tailored to, and deep-rooted in, the respective local markets. Due to these achievements, we were a leading sports nutrition company in Hong Kong during the fiscal years ended December 31, 2023 and 2024. We believe that our proven track record in the sports nutrition industry will enable us to embark on our planned expansion.

We have established a comprehensive omni-channel sales and distribution network which also serves as an effective marketing platform

As a sports nutrition distributor/seller in Hong Kong that distributes/sells products in Hong Kong, Mainland China and Malaysia, we have established differentiated channel strategies in different regions and a comprehensive omni-channel sales and distribution network that is tailored to, and deep-rooted in, the respective local markets. We believe that a comprehensive omni-channel sales and distribution network enables us to rapidly and efficiently expand our market reach and increase our sales in the respective regions in the following ways:

●	selling products on our own online platforms (i) allows us to connect with a larger audience and provide a convenient shopping experience for customers, who can easily browse through our product offerings and purchase our products with direct shipping to their desired locations; and (ii) enable us to collect market data for our market analysis and identify consumer trends, which helps us to effectively conduct marketing initiatives targeted at specific audiences;

●	selling products directly to customers through vending machines installed in gyms (i) provides immediate accessibility for our target end-consumers who need quick and convenient access to sports nutrition products before or after their workouts; (ii) enhances brand visibility in high-traffic areas, allowing us to reach our target audience effectively; (iii) gives us full control over the product placement and planogram, enabling us to effectively maximize our sales; (iv) enables us to conduct effective marketing campaigns by wrapping these vending machines with advertisements of our products and to put product advertisements on the digital display of these vending machines; and (v) enables us to promote our products directly to the fitness conscious community (including physical trainers and sports KOLs who are heavy consumers of sports nutrition) as well as to induce their support to promote our products and increase our product exposure and brand awareness on social media;

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●	operating B2B businesses enables us to (i) leverage our B2B customers’ distribution network to sell at larger volumes; and (ii) collaborate with several of our B2B customers on marketing activities (such as tasting events, promotional events and display advertisements) which allows us to gain stronger exposure and reach our target audiences effectively; and

●	selling products through third party platforms (i) facilitates reaching a wider audience, increases brand visibility and reduce marketing costs by leveraging the established customer bases of these platforms (for instance, one of the third party platforms we collaborate with claimed that over 1.2 million unique customers made purchases at their platform during the first half of 2024 and they had over 1.6 million active app users as of September 2024); (ii) simplifies logistics by utilizing fulfillment services offered by the third party platform partners; (iii) enhances our credibility through association with reputable third party platforms; and (iv) provides valuable data insights into consumer behavior and sales trends.

This comprehensive omni-channel sales and distribution network (especially our close collaboration with the gyms) also serves as an effective marketing platform, which helps to place us in a unique position to provide ancillary bespoke marketing services to sports nutrition brand owners. All these distinguish us from the other sports nutrition distributors/sellers in the market.

We are a leading sports nutrition company in Hong Kong with a diverse and extensive product portfolio

We have strategically signed exclusive distribution agreements with one-year term and generally renewed on a yearly basis with our largest supplier (which is one of the world’s largest sports nutrition companies) covering the exclusive distribution rights for four of their sports nutrition brands in Hong Kong since January 2024. This effectively gives us the exclusive right to distribute 193 SKU of sports nutrition products in Hong Kong, of which 130 SKU belongs to the top-selling sports nutrition brand in Hong Kong. As at the date of this prospectus, we distribute/sell over 30 brands of sports nutrition products comprised of over 300 SKUs from 10 brand owners and over 10 local distributors. Please see “Our Products and Services” above for details. All these helps to secure our market leading position in the sports nutrition industry in Hong Kong.

Experienced and committed management team

Our founder, executive director and chief executive director, Mr. Ho, and our co-founder and executive director, Mr. Chan, both have over eight years of experience in the sports nutrition industry and they are instrumental in the rapid growth of our Group. Mr. Ho, with a background in trading, e-commerce and logistics, has been in charge of business development, sales and marketing, while Mr. Chan, with a background in merchandizing, operations and trading, has been in charge of product sourcing and operations. Mr. Ho and Mr. Chan are supported by our senior management who collectively possesses expertise across sports nutrition, business development, marketing, logistics, merchandizing, customer relationship, accounting and financial control. We believe that the collective knowledge, experience and expertise of our executive directors and senior management will help us to maintain our leading position in the sports nutrition industry in Hong Kong, achieve sustainable growth in Mainland China and Malaysia and expand into the other Southeast Asian countries.

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We operate in a financially prudent manner

We manage to distribute/sell sports nutrition products in Hong Kong, Mainland China and Malaysia with minimal staff and overhead costs and a relatively simple business structure. In particular, we work with a few local independent warehousing and logistics service providers in strategic locations to help us store, pick, pack and deliver products to our key B2B customers which typically purchase in bulk as well as all our customers in Mainland China. As these service providers charge us by actual usage and we do not have to commit to any fixed capital expenditure or labor costs on warehouses and logistics, we can operate our business in a flexible way and make a lot of savings in rental and labor costs, especially in Hong Kong where rental and labor costs are both high and in a vast market like Mainland China.

We have also actively engaged in the sale of our products directly to the end-consumers via third party platforms. Through working with credible and popular third party platforms, we can increase our reach and tap into a larger customer base without overextending our current resources as the overhead costs to partner with a third party platform are less than what we would have to spend to expand services or reach on our own.

Instead of incurring the upfront overhead costs to buy vending machines, we rented all the vending machines we operated at the date of this prospectus. All of the rentals are on a monthly basis and automatically renewed unless other indicated. Renting is a cost-effective way for us to conduct our B2C business as it offers us flexibility and allows us to test the market without a long-term commitment.

Our ability to operate in a financially prudent manner helps to ensure our profitability.

Our Growth Strategies

As of the date of this prospectus, our footprint covers Hong Kong, Mainland China and Malaysia. However, our level of participation in each of these markets is different partly because our operational history in some of these markets is relatively short and we are in the process of developing these markets. Our management team is based in our headquarters in Hong Kong and have been overseeing all four markets and establishing differentiated channel strategies that are tailored to these local markets for us to learn about and test out the new markets. Please see “Our Operations - Distribution/sale of sports nutrition products – Operations in Hong Kong, Mainland China and Malaysia” above for details. In order to strengthen our market presence in Mainland China and Malaysia and to repeat our success in Hong Kong in these markets, we plan to:

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(i)	establish more operating office(s) and/or employ more local staff in each of these markets to scale our business and enhance the functionality across key areas in our regional offices including, sales, marketing, supply chain, customer service, fulfilment and business development, etc. This will aid us in the localization of our products sourced internationally, as well as build stronger relationships with local customers and establish more sales channels in these markets;

(ii)	source more sports nutrition products that are catered for these markets, such as sourcing more Halal-certified products to cater for the Malaysian market;

(iii)	develop and/or upgrade the CRM system to enhance our customer loyalty program as more particularly described in “Our Operations – Business management system” above; and

(iv)	engage in more social media marketing and search engine marketing to reach out to our target end-consumers.

We consider Mainland China is a vast market with a lot of growth potential, and we plan to devote more resources to strength our presence in this market.

In order to expand into the other Southeast Asian countries (such as Singapore and the Philippines), we plan to repeat our formula in Malaysia and leverage our strong relationship with one of the world’s largest gym chains to install and operate vending machines in their gyms in these new markets to sell our products directly to consumers. After we have entered these new markets and had the opportunity to learn about and test out these new markets through hands-on experience, we plan to commence B2B business and B2C business (via third party platforms) in these new markets within one to two years of our first launch. As some of our existing B2B customers and third party platform partners also have businesses in Southeast Asia, we believe that we can have a flying start in these new markets by collaborating with our established business partners.

In achieving the above business goals, we plan to selectively pursue acquisitions and strategic alliances that will complement or have synergistic benefit on our current business to help us drive business growth, enhance our technological and operational capabilities, supplement our sports nutrition offerings and/or expand our customer base in a cost-effective manner. In selecting potential business partners and investment targets, we generally consider a variety of factors, including alignment with our strategic planning, potential synergies, market position, experience of management team, valuation, historical operating metrics and financial performance of the business partner and/or target. While implementing the above strategies and business plans, we will adhere to prudent financial management to ensure sustainable growth and capital sufficiency. No potential business partner or investment target has been identified as of the date of this prospectus.

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Real Property

We currently operate in the following nine leased/licensed premises:

Location	Usage	Approximate fixed or variable rent/fee	Approximate gross floor area

Room UG-15&16, UG/F, Block F Wah Lok Industrial Center Fo Tan, New Territories Hong Kong	Head office and warehouse	Fixed monthly rent from of September 1, 2024 to August 31, 2026 of approximately US$20,100 per month	approximately 11,000 square feet

Room 1201, 12/F, Tower 1, Excellence Meilin Center Plaza (North District), 128 Zhongkang Road, Futian District, Shenzhen The PRC	Office	Fixed monthly rent from April 4, 2025 to April 28, 2026 of approximately US$2,880 per month	approximately 1,990 square feet

Level 9, Room#7, Tower B, Menara UOA Bangsar, 5, Jalan Bangsar Utama 1, 59000 Kula Lumpur, WP Kuala Lumpur Malaysia	Office	Variable fee based on membership licenses for co-working space and facilities	N/A

DD129, Lot 3060 Lau Fau Shan Road Yuen Long, New Territories Hong Kong	Warehouse	Variable monthly fee by actual usage	N/A

1st Floor, No. 8 Library No. 2333, Jiazhu Highway Jiading District, Shanghai The PRC	Warehouse	Variable monthly fee by actual usage	N/A

No. 18, Xingye 2nd Road Beilun District Ningbo City, Zhejiang Province The PRC	Warehouse	Variable monthly fee by actual usage	N/A

No.161 Chuangye Avenue, Zengcheng District, Guangzhou, Guangdong Province The PRC	Warehouse	Variable monthly fee by actual usage	N/A

Building 3, No. 161 No. 17 Street, Baiyang Street Qiantang New District Hangzhou City, Zhejiang Province The PRC	Warehouse	Variable monthly fee by actual usage	N/A

Residensi Park Unit 2-26, Persiaran Jalil Utama Bukit Jalil 57000 Kuala Lumpur Malaysia	Warehouse	Variable monthly fee by actual usage	N/A

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Customers

We serve a diverse range of customers spanning from individuals to wholesalers as well as both online and offline retailers (consisting of on-trade and off-trade customers). As of December 31, 2024, we had over 9,000 members registered with our two online stores and over 130 B2B customers in Hong Kong and Mainland China. Our top five customers contributed approximately 43.8% and 43.4% of our revenue during the fiscal years ended December 31, 2023 and 2024, respectively, and our largest customer accounted for approximately 11.5% and 17.8% of our revenue, respectively. While our second largest customer contributed more than 10% of our revenue for the fiscal year ended December 31, 2023, all other customers contributed less than 10% of our revenue for the fiscal years ended December 31, 2023 and 2024.

We decide whether to pursue a business relationship with a wholesaler or retailer based on, among other things, the projected number of orders and size of orders in terms of SKUs that we expect to receive from such customer and their historical trading and payment record with us (if any).

Suppliers

During the fiscal years ended December 31, 2023 and 2024, the most of our suppliers were sports nutrition products suppliers, of which some are brand owners and some are local distributors. The brand owners are mainly based in the United States and Europe, and the majority of the sports nutrition products we purchased in the fiscal years ended December 31, 2023 and 2024 were manufactured in the United States. Additionally, our suppliers include a vending machine service provider from which we rented vending machines on a monthly basis to support our B2C distribution network. For the fiscal years ended December 31, 2023 and 2024, aggregate purchases from our five largest suppliers accounted for approximately 82.1% and 86.1% of our total cost of revenue, respectively, and the purchases from our largest supplier accounted for approximately 65.3% and 71.0% of our total purchases, respectively. While our second largest supplier contributed more than 10% of our purchases for the fiscal year ended December 31, 2023 and 2024, all other suppliers contributed less than 10% of our purchases for the fiscal years ended December 31, 2023 and 2024.

When choosing a supplier for sports nutrition products, we focus on factors such as the quality and functionality of the target products, popularity of such products in their home countries and in the international market, sales potential of such products in our operating markets, as well as the corporate background, market reputation, product offerings, pricing strategy and trading history of the potential supplier and the trading terms and support offered by such supplier.

Employees

As of December 31, 2024, we had a total of 38 employees and the number of our employees classified by function and location was as follows:

	Hong Kong	Mainland China	Malaysia	Total
Management	3	1	-	4
Sales	4	4	-	8
Marketing	2	1	-	3
Procurement	1	1	-	2
Warehouse & Fulfilment	9	1	4	14
Accounting & Administration	4	2	1	7
Total	23	10	5	38

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All our employees are local and they are not covered by collective bargaining agreements. We offer competitive salaries and discretionary performance-based bonuses to our employees. In accordance with local laws and regulations, we also (i) make contributions to mandatory provident fund and maintain employees’ compensation for employees in Hong Kong; (ii) participate in social insurance schemes operated by the relevant local government authorities and maintain mandatory pension contribution plans and medical, maternity and work-related injury insurance schemes and have made contributions to unemployment insurance plans as well as housing accumulation funds for employees in Mainland China; and (iii) make contributions to the employees’ provident fund and social security benefits such as medical insurance and occupational injury insurance for our eligible employees in Malaysia. We consider our labor practices and employee relations to be good.

Intellectual Property

We distribute/sell sports nutrition products under the brand name “Nutritionus” and its Chinese name “營人家族”. As of the date hereof, we have registered the following trademarks:

Trademark	Registration number	Place of registration	Copyright owner	Class	Registration date	Renewal due date
	304399525	Hong Kong	NWG	28, 35, 41, 43	January 16, 2018	January 15, 2028
	305913153	Hong Kong	NWG	5, 35	March 22, 2022	March 21, 2032
	305913162	Hong Kong	NWG	5	March 22, 2022	March 21, 2032
	29279891	PRC	NWG	28	February 12, 2018	February 11, 2028
	29279890	PRC	NWG	35	February 12, 2018	February 11, 2028
	29279889	PRC	NWG	41	February 12, 2018	February 11, 2028
	29279888	PRC	NWG	43	February 12, 2018	February 11, 2028

Description of the Class

Class 5: Pharmaceutical and medical preparations and substances; dietary supplements; dietetic preparations; nutritional supplements; nutritional health food supplements; nutritional and health foods and beverages adapted for medical use; health food supplements; nutritional supplement energy bars; meal replacement powders; dietary supplement drinks; nutritional drink mixes in powder form; protein supplements; protein powder; whey protein powder; casein dietary supplements; casein powder; glucose dietary supplements; soy protein dietary supplements; vitamins, vitamin supplements and vitamin preparations; mineral food supplements; collagen supplements; amino acids supplements; lactobacillus supplements in powder form; dietary preparations for slimming purposes; dietary fibre; food for infants; baby food; all the aforesaid included in Class 5.

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Class 28: Gymnastic and sporting articles, equipment for various sports and games; boxing gloves; gloves for various sports; body-building apparatus, body rehabilitation apparatus, body-training apparatus; elbow guards (sport articles); knee guards sport articles; shin guards (sports articles); men’s athletic supporters (sport articles); machines for physical exercises; protective paddings (parts of sports suits); punching bags; weight lifting belts (sport articles).

Class 35: the bringing together, for the benefit of others, of a variety of goods (in particular, healthy food, snacks, supplements and drinks and sports equipment, but excluding the transport thereof), enabling customers to conveniently view and purchase those goods, such services may be provided by retail stores, wholesale outlets, franchise, chain-store operation, through vending machines, mail order catalogues or by means of electronic media, for example, through web sites or television shopping programmes; administration of consumer loyalty programs; administrative processing of purchase orders; advertising, publicity; advertising by mail order; bill-posting, outdoor advertising; commercial intermediation services; demonstration of goods; direct mail advertising; distribution of samples; import-export agencies; on-line advertising on a computer network; presentation of goods on communication media, for retail purposes; sales promotion for others; marketing; procurement services for others (purchasing goods and services for other businesses); provision of an on-line marketplace for buyers and sellers of goods and services; publication of publicity texts.

Class 41: Academies (education); arranging and conducting of conferences; providing of training; conducting fitness classes; gymnastic instruction; health and fitness training; online publication of electronic books and journals; providing on-line electronic publications, not downloadable; providing on-line videos, not downloadable; organization of sports competitions; personal training services (fitness training); physical education; practical training (demonstration); providing sport facilities; publication of texts, other than publicity texts; rental of sports equipment; except vehicles; teaching, educational services, instruction services; training services provided via simulators; arranging and conducting of workshops (training); sporting activities; vocational guidance (education or training advice).

Class 43: Services for providing food and drinks; bar services; café services; cafeteria services; canteen services; food and drinks catering; rental of drinking water dispensers; food sculpting; restaurant services; self-service restaurants; snack-bar services.

As of the date hereof, we had also registered the domain names www.nutritionus.com and www.nwgroupintl.com.

Insurance

We maintain adequate insurance which includes without limitation (i) key man insurance covering our founder, executive director and chief executive officer, Mr. Ho; (ii) business insurance covering office content and stock, business interruption, money and public liability; (iii) employees’ compensation insurance; (iii) property accidental damage insurance covering our stocks in our self-operated warehouse in Hong Kong; and (iv) marine cargo insurance covering our goods during shipping of the goods from our suppliers’ overseas locations to our local markets. We also take out public liability insurance to cover our B2B customers as required under the trading terms mutually agreed between us and the relevant B2B customers. Our Directors are of the view that our existing insurance coverage is in line with the local industry practice in Hong Kong and Mainland China and Malaysia, and is customary for a business of its nature and size. We will continue to review our insurance coverage and where appropriate, make necessary and appropriate adjustments to align with our changing needs.

Litigation and Other Legal Proceedings

At the date of this prospectus, we are not party to any claim, litigation or arbitration of material importance and there was no claim, litigation or arbitration of material importance known to our Directors to be pending or threatened against us which could have a material adverse effect on our business, results of operations or financial conditions.

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REGULATORY ENVIRONMENT AND THE LAWS AND

REGULATIONS OF HONG KONG, THE PRC AND MALAYSIA

The following sets forth a summary of the material laws and regulations relating to our Group’s business operations in Hong Kong, the PRC and Malaysia.

This section summarizes the major aspects of the principal laws, rules and regulations that are directly relevant and material to our operations in Hong Kong, the PRC and Malaysia.

HONG KONG REGULATORY OVERVIEW

We only have office and operations in Hong Kong. Based on the advice from our Hong Kong Legal Advisers and the representations of our Company, NWG and Myron had obtained all material requisite licenses, approvals and permits from the relevant governmental authorities in Hong Kong for our business operations in Hong Kong during the Track Record Period and up to the date of this prospectus.

This section sets forth a summary of the general Hong Kong laws and regulations applicable to our Group’s business in Hong Kong.

Public Health and Municipal Services Ordinance (Chapter 132 of the Laws of Hong Kong), or the PHMSO

The PHMSO and its relevant subsidiary legislation lay down the legal framework of food safety control in Hong Kong. It requires that manufacturers and sellers of food to ensure that their products are fit for human consumption and comply with the requirements of food safety and food standards etc. Section 52 of the PHMSO provides that if any person sells to the prejudice of a purchaser any food which is not of the nature, substance or quality of the food demanded by the purchaser shall, subject to the provisions of section 53 of the PHMSO, be guilty of an offence. The maximum penalty for contravention of section 52 of the PHMSO is a fine of HK$10,000 and imprisonment for three months. Section 54 of the PHMSO provides that any person who sells or offers for sale any food intended for, but unfit for, human consumption shall be guilty of an offence. The maximum penalty for contravention of section 54 of the PHMSO is a fine of HK$50,000 and imprisonment for six months.

Food Safety Ordinance (Chapter 612 of the Laws of Hong Kong), or the FSO

The FSO establishes a food tracing mechanism to help the government trace the source of the food and take prompt action when dealing with food incidents. The food tracing mechanism includes a registration scheme for food importers/ food distributors.

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Registration scheme

To ensure hygienic standards of food imported into Hong Kong, the FSO requires any person who carries on a food importation/ distribution business to register with the Director of Food and Environmental Hygiene (DFEH) as a food importer/ food distributor, unless the food importer/ food distributor have already registered or have obtained a license under other ordinances in Hong Kong. Any person who, without reasonable excuse, fails to be registered with the DFEH as a food importer/ food distributor shall be liable to a fine of HK$50,000 and to imprisonment for six months.

Record-keeping requirement

To enhance the traceability of food in Hong Kong, section 21 of the FSO requires food traders in Hong Kong to keep transaction records of the businesses from which they obtained their food and the business to which they supplied their food (including another food retailer for resale purposes) within 72 hours after the time the supply took place. Depending on the nature and the shelf-life of the food product, food traders shall keep the record for a maximum period of 24 months after the date the food was acquired, captured or supplied. Food traders shall be exempted from the requirement of record keeping if the supply of food is to ultimate customers, and if an exemption is obtained from the DFEH. A person who, without reasonable excuse, fails to make the record as required commits an offence and is liable to a fine of HK$10,000 and imprisonment for three months.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within one month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for 1 year. We held a valid business registration certificate under the Business Registration Ordinance throughout the Track Record Period and as at the date of this prospectus.

 Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

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Trade Description Ordinance (Chapter 362 of the Laws of Hong Kong)

After an amendment in 2012, which came into operation in 2013, some new provisions in the Trade Description Ordinance (“TDO”) are relevant to commercial practice including advertising and marketing.

Under section 2 of the TDO, trade description can now be applied to a service. It means in relation to a service, an indication, direct or indirect, and by whatever means given, with respect to the service or any part of the service including an indication of any of the following matters:

(a)	nature, scope, quantity (including the number of occasions on which, and the length of time for which, the service is supplied or to be supplied), standard, quality, value or grade;

(b)	fitness for purpose, strength, performance, effectiveness, benefits or risks;

(c)	method and procedure by which, manner in which, and location at which, the service is supplied or to be supplied;

(d)	availability;

(e)	testing by any person and the results of the testing;

(f)	approval by any person or conformity with a type approved by any person; (g) a person by whom it has been acquired, or who has agreed to acquire it; (h) the person by whom the service is supplied or to be supplied;

(i)	after-sale service assistance concerning the service;

(j)	price, how price is calculated or the existence of any price advantage or discount.

Under section 7A of the TDO, a trader who applies a false trade description to a service supplied or offered to be supplied to a consumer; or supplies or offers to supply to a consumer a service to which a false trade description is applied commits an offence. Under section 13E of the TDO, if the commercial practice (including advertising and marketing) contains misleading omission as to material information the trader commits a criminal offence.

Under section 18 of the TDO, any person who commits an offence under inter alia, section 7A or section 13E shall be liable on conviction on indictment to a maximum fine of HK$500,000 (US$64,000) and imprisonment for 5 years; and on summary conviction to a maximum fine of HK$100,000 (US$12,000) and imprisonment for 2 years. Further, under section 18A of the TDO, on conviction of an offence under inter alia sections 7A and 13E, the court has the additional power to order the payment of compensation.

According to section 20 of the TDO, if the offence is committed by a limited company and the offence has been committed with the consent or connivance or is attributable to the neglect of a person including a director, officer or manager they also commit the offence.

Misrepresentation Ordinance (Chapter 284 of the laws of Hong Kong)

Under the Misrepresentation Ordinance, where a person entered into a contract after a misrepresentation has been made to him, and (a) the misrepresentation has become a term of the contract; or (b) the contract has been performed, or both, then, if otherwise he would be entitled to rescind the contract without alleging fraud, he shall be so entitled, subject to the provisions of this Ordinance, notwithstanding the matters mentioned in (a) and (b) above.

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Under section 3 of the Misrepresentation Ordinance:

(1)	Where a person entered into a contract after a misrepresentation has been made to him by another party thereto and as a result thereof he has suffered loss, then, if the person making the misrepresentation would be liable to damages in respect thereof had the misrepresentation been made fraudulently, that person shall be so liable notwithstanding that the misrepresentation was not made fraudulently, unless he proves that he had reasonable grounds to believe and did believe up to the time the contract was made that the facts represented were true.

(2)	Where a person entered into a contract after a misrepresentation has been made to him otherwise than fraudulently, and he would be entitled, by reason of the misrepresentation, to rescind the contract, then, if it is claimed, in any proceedings arising out of the contract, that the contract ought to be or has been rescinded the court or arbitrator may declare the contract subsisting and award damages in lieu of rescission, if of opinion that it would be equitable to do so, having regard to the nature of the misrepresentation and the loss that would be caused by it if the contract were upheld, as well as to the loss that rescission would cause to the other party.

(3)	Damages may be awarded against a person under subsection (2) whether or not he is liable to damages under subsection (1), but where he is so liable any award under subsection (2) shall be taken into account in assessing his liability under subsection (1).

Limitation Ordinance (Chapter 347 of the Laws of Hong Kong)

Under the Limitation Ordinance, the time limit for an applicant to commence common law claims for personal injuries is three years from the date on which the cause of action accrued.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (the “EO”) is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Under the EO, the wage period in respect of which wages are payable under a contract of employment shall be deems to be 1 month, until the contrary is proved. Wages shall become due on the expiry of the last day of the wage period and shall be paid as soon as is practicable but in any case not later than 7 days thereafter. In the case where wages are not paid within 7 days after which they become due and payable, interest will be imposed at a rate fixed by the Chief Justice in the Hong Kong Special Administrative Region Gazette under Section 50 of the District Court Ordinance (Chapter 336).

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Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (the “ECO”) is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. The ECO establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity or dies arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (the “MPFSO”) is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes (the “MPF Schemes”). The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme within the first 60 days of employment. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme.

An employer who, without reasonable excuse, fails to comply with the requirement imposed on employers in relation to arrange for its employees to become scheme members, commits an offence and is liable on conviction to a fine of $350,000 and to imprisonment for 3 years, and to a daily penalty of $500 for each day on which the offence is continued.

An employer who, without reasonable excuse, fails to comply with the requirements in relation to making mandatory contributions to the MPF Scheme commits a criminal offence and is liable on conviction to a maximum fine of HK$50,000 and imprisonment for six months on the first conviction and maximum fine of HK$100,000 and imprisonment for one year on each subsequent conviction.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides for the safety and health protection to employees in workplaces, both industrial and non-industrial.

Employers must as far as reasonably practicable ensure the safety and health in their workplaces by:

●	providing and maintaining plant and systems of work that are safe and without risks to health;

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●	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;

●	as regards any workplace under the employer’s control: maintenance of the workplace in a condition that is safe and without risks to health; and provision and maintenance of means of access to and egress from the workplace that are safe and without any such risks;

●	providing all necessary information, instructions, training and supervision for ensuring safety and health; and

●	providing and maintaining a working environment for the employer’s employees that is safe and without risks to health.

Failure to comply with any of the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$200,000 (US$26,000). An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 (US$26,000) and to imprisonment for six months.

The Commissioner for Labor may also issue an improvement notice against non-compliance of the Occupational Safety and Health Ordinance or suspension notice against activity or condition of workplace which may create imminent risk of death or serious bodily injury. Failure to comply with such notice without reasonable excuse constitutes an offence punishable by a fine of HK$200,000 (US$26,000) and HK$500,000 (US$64,000) respectively and imprisonment of up to 12 months.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (set at HK$40 per hour with effect from 1 May 2023) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance (except those specified under section 7 of the Minimum Wage Ordinance). Any provision of a contract of employment that purports to extinguish or reduce any right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (the “IRO”), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

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Capital gains and profit tax

The IRO provides, among other things, that profits tax shall be charged on every person carrying on a trade, profession or business in Hong Kong in respect of his or her assessable profits arising in or derived from Hong Kong at the standard rate, which stood at 8.25% on assessable profits up to $2,000,000 and 16.5% on any part of assessable profits over $2,000,000 for corporate taxpayers as of the date of this prospectus. The IRO also contains detailed provisions relating to, among other things, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations of capital assets.

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Our Directors confirm that NWG and Myron had complied with the applicable provisions under the Inland Revenue Ordinance throughout the Track Record Period and up to the Latest Practicable Date.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance, the Hong Kong stamp duty currently charged at the ad valorem rate of 0.13% (commencing from 1 August 2021) on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from February 11, 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Competition Ordinance (Chapter 619 of the Laws of Hong Kong)

The Competition Ordinance that commenced full operation on December 14, 2015 (i) prohibits conduct that prevents, restricts or distorts competition in Hong Kong; (ii) prohibits mergers that substantially lessen competition in Hong Kong; and (iii) provides for incidental and connected matter.

The “First Conduct Rule” prohibits anti-competitive agreements, practices and decisions. It provides that an undertaking must not (i) make or give effect to an agreement; (ii) engage in a concerted practice; or (iii) as a member of an association of undertakings, make or give effect to a decision of the association, if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong. Serious anti-competitive conduct includes (i) fixing, maintaining, increasing or controlling the price for the supply of goods or services; (ii) allocating sales, territories, customers or markets for the production or supply of goods or services; (iii) fixing, maintaining, controlling, preventing, limiting or eliminating the production or supply of goods or services; and (iv) bid-rigging.

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The “Second Conduct Rule” prohibits the abuse of market power. It provides that an undertaking that has a substantial degree of market power in a market must not abuse such power by engaging in conduct that has as its object or effect the prevention, restriction or distortion of competition in Hong Kong. This conduct may in particular, constitute an abuse of such market power if it involves predatory behavior towards competitors or limiting production, markets or technical development to the prejudice of consumers. Matters that may be taken into consideration when determining whether an undertaking has a substantial degree of market power in a market include (i) the market share of the undertaking; (ii) the undertaking’s power to make pricing and other decisions; (iii) any barriers to entry to competitors into the relevant market; and (iv) any other relevant matters specified in the guidelines issued in accordance with the Competition Ordinance.

The First Conduct Rule and the Second Conduct Rule apply to all sectors of the Hong Kong economy, including marketing and advertising services providers. Therefore, our business is subject to Competition Ordinance generally.

In the event of contravention of a competition rule, the Competition Tribunal may (i) on application by the Competition Commission, impose pecuniary penalty of any amount it considers appropriate subject to a maximum of 10% of the turnover of the undertaking concerned for each year in which the contravention occurred for each single contravention (if the contravention occurred in more than three years, 10% of the turnover of the undertaking for the three years that saw the highest, second highest and third highest turnover); (ii) on application by the Competition Commission, make an order disqualifying a person from being a director of a company or from otherwise being concerned in the affairs of a company; (iii) make orders it considers appropriate, including but not limited to prohibiting an entity from making or giving effect to an agreement, requiring modification or termination of an agreement, requiring payment of damages to a person who has suffered loss or damage as a result of the contravention.

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong)

The Copyright Ordinance currently in force in Hong Kong came into effect on June 27, 1997. The Copyright Ordinance as reviewed and revised from time to time provides comprehensive protection for recognized categories of literary, dramatic, musical and artistic works, as well as for sound recordings, films, television broadcasts and cable programs.

In the course of preparing interior design proposals, we may create original artistic works (such as drawings) or literary works (such as text) or videos that qualify for copyright protection without registration. Infringement of copyright is civilly actionable.

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (the “AMLO”) imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

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Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance (the “DTROP”) contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance (the “OSCO”) empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

Prevention of Bribery Ordinance (Chapter 201 of the Laws of Hong Kong)

The Prevention of Bribery Ordinance prohibits all forms of bribery and corruption. Any director or employee is prohibited from soliciting, accepting or offering any bribe in conducting a company’s business or affairs, whether in Hong Kong or elsewhere. In particular, in conducting all business or affairs of a company, the director or employee must comply with the Prevention of Bribery Ordinance and must not:

(a)	solicit or accept any advantage from others as a reward for or inducement to doing any act, abstaining from doing any act or showing favor in relation to the company’s business or affairs, or offer any advantage to an agent of another as a reward for or inducement to doing any act, abstaining from doing any act of showing favor in relation to his principal’s business or affairs;

(b)	offer any advantage to any public servant, which, for the purpose of the Prevention of Bribery Ordinance, includes any employee of a public body, such as departments of the Hong Kong government, as a reward for or inducement to his performing any act in his official capacity or his showing any favor or providing any assistance with the Hong Kong government or public body;

(c)	offer any advantage to any staff of any department under the Hong Kong government or public body while he is having business dealing with the latter; or

(d)	offer any advantage to any other person as an inducement to or a reward for the withdrawal of a tender or the refraining from making of a tender for any contract with a public body or bidding at any auction conducted by any public body.

Depending on the offence committed, the maximum penalties for the above offences under the Prevention of Bribery Ordinance range from fines of HK$100,000 to HK$500,000 and imprisonment for 1 year to 10 years.

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United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (the “UNATMO”), provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong)

The Personal Data (Privacy) Ordinance protects the privacy interests of living individuals in relation to personal data. It covers any automated and non-automated data relating directly or indirectly to a living individual and applies to both public and private bodies as data users that control the collection, holding, processing or use of personal data.

There are six principles in respect of the purpose and manner of collection of data, the accuracy and duration of retention of data, the use of personal data, the security of personal data, the information to be generally available and the access to personal data. In general, the personal data shall be lawfully and fairly collected and steps should be taken to ensure that the data subject is explicitly or implicitly informed on or before collecting the data. Personal data should also be accurate, up-to-date and kept no longer than necessary while unless with the consent from the data subjects, personal data should be used for the purposes for which they were collected or a directly related purpose.

The Office of the Privacy Commissioner for Personal Data is the governing body to promote, administer and oversee the enforcement of the Personal Data (Privacy) Ordinance. It has the power to carry out inspections of any personal data systems, to receive complaints from individuals and to investigate data users in respect of the complaints filed.

PRC/MAINLAND CHINA REGULATORY OVERVIEW

Regulations of People’s Republic of China

This section sets forth a summary of the significant rules and regulations that affect our business activities in Mainland China through our wholly owned subsidiary NWSZ, NWSH and Qing Mu.

Regulations Relating to Foreign Investment

Negative List of Industries for Foreign Investment

Investment activities in the PRC by foreign investors were principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Guidance Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. The Guidance Catalog lays out the basic framework for foreign investment in Mainland China, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) (the “2021 National Negative List”) and the Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2021 Edition) (the “2021 FTZ Negative List”) (collectively the “2021 Negative Lists”) on December 27, 2021, which took effect on January 1, 2022. Industries listed on the 2021 Negative Lists are divided into two categories: restricted and prohibited. Industries not listed on the 2021 Negative Lists are generally deemed as constituting a third “permitted” category. The establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases, Chinese partners are required to hold the majority interests in such joint ventures. In addition, projects falling under the restricted category are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. Any domestic enterprise engaging in businesses prohibited by the 2021 Negative Lists that lists, issues securities and trades shares overseas must obtain pre-approval consent from relevant competent regulator; overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors.

To comply with PRC laws and regulations, we rely on equity investment with our WFOE subsidiary to operate our business in Mainland China.

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Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which became effective on January 1, 2020 and replace three existing laws on foreign investments in Mainland China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreignowned Enterprise Law, together with their implementation rules and ancillary regulations. Furthermore, the Implementing Regulations of the ForeignInvestment Law of the PRC, or the Implementing Regulations of FIL, was promulgated on December 26, 2019 and became effective on January 1, 2020. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in Mainland China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law and the Implement the Implementing Regulations of FIL, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within Mainland China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within Mainland China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within Mainland China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition)(the “2024 National Negative List”) on September 6, 2024, which took effect on November 11, 2024.and the Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2021 Edition) (the “2021 FTZ Negative List”) on December 27, 2021, which took effect on January 1, 2022. The Special Management Measures for Foreign Investment Access (Negative List) (2021 Edition) shall be abolished simultaneously. The number of restrictions on foreign investment access in the 2024 version of the national negative list has been reduced from 31 to 29, and the restrictions on foreign investment access in the manufacturing industry have been completely eliminated. For areas outside the negative list, management shall be carried out in accordance with the principle of consistency between domestic and foreign investment, and foreign-invested enterprises shall be given national treatment. However, according to the negative list regulations of 2024, if domestic enterprises engaged in investment related businesses are prohibited from issuing shares overseas and listing them for trading, they must obtain approval from the relevant national regulatory authorities. Overseas investors are not allowed to participate in the operation and management of the enterprise, and their shareholding ratio shall be implemented in accordance with the relevant regulations on domestic securities investment management of overseas investors. According to the Foreign Investment Law, foreign-invested entities operating in industries restricted or prohibited in foreign countries will need to obtain market access permits and other approvals from relevant Chinese government agencies. The negative list for 2024 outlines the industry access requirements for managing foreign investors’ investment activities in Mainland China.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among other things, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within Mainland China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be subject to legal liabilities for failing to report investment information in accordance with the requirements.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC which took effect in June 1991 (the “Copyright Law”) which has been amended by SCNPC on November 11, 2020 and became effective on June 1, 2021, and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software of legal persons is 50 years and ends on December 31 of the 50 th year from the date of first publishing of the software.

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Patent. The Patent Law of the PRC , which became effective since April 1, 1985, and recently has been amended by SCNPC on October 17, 2020 and became effective on June 1, 2021, provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The protection period is 20 years for inventions and 10 years for utility models and designs, all of which commence from the date of application of patent rights under current Patent Law of the PRC. The protection period has been slightly amended in recent amendment which became effective on June 1, 2021. The terms of protection for invention and utility patents will still be 20 years and 10 years, respectively, in general. The term of protection for a design patent will be extended from 10 years to 15 years. In addition, for invention patents, in case it is only granted after 4 years or more from its filing date or 3 years or more after a request for substantive examination date, the applicant can request for an extension of protection term for any unreasonable delay.

Trademark. The Trademark Law of the PRC which took effect in March 1,1983 (the “Trademark Law”) and it was last amended on April 23, 2019 and the amendments became effective on November 1, 2019. Its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration, PRC, formerly the PRC Trademark Office of the State Administration of Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The validity period of registered trademarks is 10 years from the date of approval of trademark application, and may be renewed for another 10 years provided relevant application procedures have been completed within 12 months before the end of the validity period.

Domain Name. Domain names are protected under the Administrative Measures for Internet Domain Names promulgated by Ministry of Industry and Information Technology(“MIIT”), effective on November 1, 2017 (the “Domain Name Measures”). MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures implement the principle of “apply first, register first” for domain name registration, and also require real name registration, requiring domain name holders to register with real, accurate, and complete identity information.

Regulations Relating to Labor Protection

Labor Contract Law

The PRC Labor Contract Law, or the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012 and became effected on July 1, 2013, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limits, and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and must be paid to employees in a timely manner.

Social Insurance and Housing Fund

Pursuant to the Social Insurance Law of the PRC implemented on July 1, 2011, amended on December 29, 2018 and became effective on the same day, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and last amended on March 24, 2019 and became effective on the same day, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, which shall be the product of employees’ average monthly salaries of the previous year multiplied by the contribution rate of the housing provident fund of the employer. Where, in violation of the provisions of these Regulations, an employer is overdue in the contribution of, or underpays, the housing provident fund, the housing provident fund management center shall order it to make the contribution within a prescribed time limit; where the contribution has not been made after the expiration of the time limit, an application may be made to a people’s court for compulsory enforcement.

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Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in Mainland China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities

Regulations Relating to Taxes

Income Tax

The PRC Enterprise Income Tax Law, or the EIT Law, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. In January 2016, the SAT, the Ministry of Science and Technology and the MOF jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises.

On April 22, 2009, the SAT issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in Mainland China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in Mainland China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on PRC-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), or the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details for determination of resident status and administration on post-determination matters.

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Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax, the VAT Regulation, were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended from time to time. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, the VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. On April 4, 2018, MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or Circular 32. According to the VAT Law, the Order 691 and the Circular 32, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 16%, 10%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or the SAT Public Notice 7. The SAT Public Notice 7 extends its tax jurisdiction to cover not only where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, but also to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. The SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers a taxable asset indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Public Notice 37, which came into effect on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

Regulations relating to Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange of the PRC, or the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59, promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and subsequently amended from time to time, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular 13, effective from June 1, 2015, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to the SAFE Circular 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered. The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC.

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In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in Mainland China, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. Pursuant to the SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise must register such changes with the bank located at its registered place after obtaining approval from or completing the filing with competent authorities.

Based on the forgoing, if we intend to provide funding to our wholly foreign owned subsidiaries through a capital injection at or after their establishment, we must register the establishment thereof and any follow-on capital increase in our wholly foreign owned subsidiaries with the SAMR or its local counterparts, submit such information via the enterprise registration system and the National Enterprise Credit Information Publicity System and register such with the local banks for the foreign exchange related matters.

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to contributing assets or equity interests in an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests they hold in Mainland China or overseas. The term “control” means obtain the operation rights, right to proceeds or decision-making power of a SPV through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37. Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

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Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the PRC Company Law, as amended in 1999, 2004, 2005, 2013,2018 and 2024, and  Foreign Investment Law of the People’s Republic of China which has effectived from January 1st, 2020. The Law of the People’s Republic of China on Chinese Foreign Equity Joint Ventures, the Law of the People’s Republic of China on Foreign Funded Enterprises, and the Law of the People’s Republic of China on Chinese Foreign Cooperative Joint Ventures are simultaneously abolished.

Under the current regulatory regime in the PRC, foreign investors’ capital contribution, profits, capital gains, assets disposal income, intellectual property license fees, legally obtained damages or compensation, liquidation proceeds, etc., may be freely remitted to overseas in RMB or foreign exchange according to law. Foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds of at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Company law

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the PRC Company Law, as amended in 1999, 2004, 2005, 2013,2018 and 2024. The Company Law of the People’s Republic of China (Revised in 2023)has come into effect on July 1, 2024. According to regulations, the registered capital of a limited liability company is the amount of capital subscribed by all shareholders registered with the company registration authority. The capital subscribed by all shareholders shall be fully paid within five years from the date of establishment of the company in accordance with the provisions of the company’s articles of association. According to the “Provisions of the State Council on the Implementation of the Registration and Management System for Registered Capital of the Company Law of the People’s Republic of China”, for companies registered and established before June 30, 2024, if the remaining subscribed capital period of a limited liability company exceeds 5 years from July 1, 2027, the remaining subscribed capital period shall be adjusted to within 5 years before June 31, 2027, and shall be included in the company’s articles of association. Shareholders shall fully pay their subscribed capital within the adjusted subscribed capital period. The Company Law also stipulates that if a company fails to adjust its registered capital and subscription period during the transition period and makes actual payments according to the adjusted registered capital and subscription period, it may face penalties from administrative authorities, including fines, revocation of business license, etc. Enterprises may be included in the abnormal credit system list, and their legal representatives may also be subject to corresponding restrictions.

Our subsidiaries in Mainland China have not yet completed the payment of the registered capital, and if we fail to pay within the aforementioned time limit, we may face the risk of administrative penalties or even the revocation of our business license.

Regulations Relating to M&A Rule and Overseas Listing in the PRC

The regulations of the Ministry of Commerce on the merger and acquisition of domestic enterprises by foreign investors shall come into effect on June 22, 2009. According to the regulations, foreign investors who merge and acquire domestic enterprises to establish foreign-invested enterprises shall obtain approval from the approval authority in accordance with these regulations and apply for change registration or establishment registration with the registration management authority. At the same time, it is stipulated that all parties involved in the merger and acquisition of domestic enterprises by foreign investors shall comply with Mainland China’s relevant laws and administrative regulations on foreign exchange management, and promptly handle various foreign exchange approval, registration, filing, and change procedures with the foreign exchange management authorities.

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The Trial Administrative Measures

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Administrative Measures, and five supporting guidelines, which come into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC.

The Overseas Issuance and Listing includes direct and indirect issuance and listing. According to Article 2 of the Trial Measures, indirect overseas issuance and listing of domestic enterprises refers to the overseas issuance and listing of enterprises with main business activities in Mainland China, in the name of enterprises registered overseas, based on the equity, assets, income or other similar rights and interests of domestic enterprises. At the same time, the Trial Measures further clarify the situation of indirect overseas listing: a. The operating revenue, total profit, total assets, or net assets of domestic enterprises in the most recent fiscal year, with any indicator accounting for more than 50% of the issuer’s audited combined financial statements for the same period; b. The main links of business activities are carried out within Mainland China, or the main premises are located within Mainland China, or the majority of senior management personnel responsible for business management are Chinese citizens or have their habitual residence within Mainland China.

Pursuant to the New Overseas Listing Rules, domestic companies that seek offering or listing securities overseas, both directly and indirectly, shall file with the CSRC within three working days after the submission of overseas offering/listing application. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within three working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfil filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB 1 million to RMB 10 million, and in cases of severe violations, the relevant responsible persons may also be warned and each imposed a fine of between RMB500,000 and RMB5,000,000.

PRC Laws and Regulations Related to Data Cross-border Transfer and personal information protection

Measures for the Security Assessment of Data Cross-border Transfer

On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year and ; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC.

Personal Information Protection Law of the PRC

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the People’s Republic of China (the “Personal Information Protection Law”), effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information bear responsibilities for their personal information handling activities, and shall adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

MALAYSIA REGULATORY OVERVIEW

Local Government Act 1976

Prior to the commencement of the business operations in Malaysia, the company is required to apply for business premise licence for each operating premises from the relevant local municipals in accordance with their own by-laws. These by-laws are issued pursuant to the Local Government Act 1976 (“LGA”) which provides that a local authority may, by by-law, rule or regulations prescribe for the breach of any by-law, rule or regulation a fine not exceeding RM2,000 or a term of imprisonment not exceeding 1 year or to both and in the case of a continuing offence a sum not exceeding RM200 for each day during which such offence is continued after conviction. The LGA further provides that every person who is guilty of any offence against the LGA or any by-law, rule or regulation for which no penalty is expressly provided shall on conviction be liable to a fine not exceeding RM2,000 or to a term of imprisonment not exceeding 1 year or to both.

Food Act 1983

The Food Act 1983 operates together with its subsidiary regulations, in particular the Food Hygiene Regulations 2009 (“FHR”), to govern, among others, the operation of vending machines in Malaysia. These regulations apply to all foods and beverages sold in Malaysia for human consumption, whether locally produced or imported, ensuring stringent hygiene, sanitation, and food safety standards to minimize health risks and contamination. The vending machine operators must comply with the regulatory requirements specifically set out in the FHR, including proper installation, maintenance, and cleanliness, adhere to prescribed food storage conditions, and implement waste management protocols. Failure to comply with these regulations constitutes an offence and shall, on conviction, be liable to a fine not exceeding RM10,000 or to imprisonment for a term not exceeding 2 years.

Street, Drainage and Building Act 1974

The Street, Drainage and Building Act 1974 (“SDBA”) requires a principal submitting person to issue a certificate of completion and compliance in accordance with the time, manner and procedure for the issuance of the certificate of completion and compliance as prescribed under the SDBA or the by-laws made thereunder. Any person who occupies or permits to be occupied any building or any part thereof without such certificate, shall be liable on conviction to a fine of up to RM250,000 and/or to imprisonment for a term of up to 10 years.

Employment Act 1955

The Employment Act 1955 (“EA”) is the principal legislation that governs the employer-employee relations in Peninsular Malaysia. The EA regulates, among others, contracts of service, payment of wages, employment of women, maternity protection, rest days, leave and hours of work as well as termination, lay-off and retirement benefits. When the Employment (Amendment) Act 2022 and the Employment (Amendment of First Schedule) Order 2022 came into force on January 1, 2023, the scope of application of the EA has been expanded from the previous limited category of employees receiving monthly wages of RM2,000 and below, to a broader category of protecting any person who has entered into a contract of service irrespective of their monthly wages under the current EA. Any person who commits any offence under, or contravenes any provision of the EA, shall be guilty of an offence and shall on conviction be liable to a fine not exceeding RM50,000.

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Employees Provident Fund Act 1991

The Employees Provident Fund Act 1991 (“EPF Act”) provides for the law relating to a scheme of savings for employees’ retirement and the management of the savings for retirement purposes. Under the EPF Act, both employers and employees shall pay monthly contributions based on the amount of wages received by the employee at the rate set out in the Third Schedule of the EPF Act. Any person being an employer who fails to pay any contributions which he is liable under the EPF Act to pay in respect of or on behalf of any employee shall be guilty of an offence and shall, on conviction, be liable to a fine of up to RM10,000 and/or to imprisonment for a term of up to 3 years. Where any contributions remain unpaid by a company, the directors of such company (including any persons who were the directors of such company during the period in which the contributions were liable to be paid), shall together with the company be jointly and severally liable for payment of the contributions.

Employees’ Social Security Act 1969

The Employees’ Social Security Act 196 (“SOCSO Act”) deals with the provision of social security in certain contingencies. The Social Security Organization in Malaysia (“SOCSO”), was established under the SOCSO Act to administer the SOCSO Act. The SOCSO Act applies to any business, trade, undertaking, manufacture or calling of employers, and includes any calling, service, employment, handicraft or industrial occupation or avocation of employees. All employees in the industries to which the SOCSO Act applies are required to be insured. It is the obligation of the principal employer to pay the contribution (both the employer’s contribution and the employee’s contribution) to SOCSO at the rates according to the Third Schedule of the SOCSO Act. In the event of invalidity, disablement or employment injury, the insured person and their dependents are entitled to benefits stipulated under the SOCSO Act. Any person being an employer who fails to pay any contributions which he is liable under the SOCSO Act to pay in respect of or on behalf of any employee shall be punishable with a fine of up to RM10,000 and/or to imprisonment for a term of up to 2 years.

Employment Insurance System Act 2017

The Employment Insurance System Act 2017 (“EIS Act”) provides for the establishment of an employment insurance system administered by SOCSO to provide certain benefits and a re-employment placement program for insured persons in the event of loss of employment. All employees in the industries to which the EIS Act applies shall be registered and insured by the employers, which shall then deemed to be an insured person. Under the EIS Act, both employers and employees (age between 18 to 60) are required to contribute to the employment insurance system with the rates, subject to the revision by the relevant authority, as specified in the Second Schedule of the EIS Act based on the amount of the monthly wages of the employee insured under the EIS Act. An insured person who considers that he has lost his employment shall submit an application to claim for benefits up to 6 months to SOCSO within 60 days from the date he considers that he has lost his employment. After SOCSO determines that the insured person has lost his employment and the contributions qualifying conditions are fulfilled (the fulfillment of which depends on the number of past claims and contributions made preceding to the loss of employment) in respect of a claim for benefits by an insured person, SOCSO may approve or reject the claim for the benefits.

Minimum Wages Order 2024

Pursuant to the Minimum Wages Order 2024, commencing from February 1, 2025, the minimum wage for employees employed by an employer who employs 5 or more employees or employed by an employer who carries out such prescribed professional activity classified under the Malaysia Standard Classification of Occupations (regardless of the number of employees employed), shall be RM1,700 a month. Failure to comply with the minimum wages requirement may result in a fine of not more than RM10,000 for each employee. The Malaysian court may also order the employer to pay each employee the difference between statutory minimum wages and the employee’s basic wages paid by the employer to the employee, including outstanding differences.

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MANAGEMENT

Set forth below is information concerning our Directors, director appointees, and executive officers.

Name	Age	Position(s)

Executive Directors and Executive Officers

Mr. Ho Hin Shun	35	Executive Director and Chief Executive Officer

Mr. Chan Chun Ming Dickson	37	Executive Director

Mr. Wong Cheong Hang	41	Chief Financial Officer

Key Personnel

Mr. Tse Wai Ching Ronald	35	Commercial Director

Independent Director Nominees

Mr. Wong Chun Tung Anthony*	40	Independent Director Nominee

Mr. Sung Yik Tat Edgar*	34	Independent Director Nominee

Ms. Hu Jia *	43	Independent Director Nominee

*Appointment to take effect on the effective date of this registration statement

No arrangement or understanding exists between any such Director or executive officer and any other persons pursuant to which any Director or executive officer was elected as a Director or executive officer. Our Directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of our Board.

The following is a brief biography of each of our executive Directors and executive officers, key personnels, and director appointees:

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Executive Directors and Executive Officers

Mr. Ho Hin Shun

Mr. Ho Hin Shun (“Mr. Ho”), aged 35, is our chief executive officer, executive director and co-founder. Mr. Ho is responsible for overseeing all aspects of our Group’s operations, strategic planning and formulation of corporate strategies. Mr. Ho co-founded our Group together with Mr. Chan in October 2016 and has since been serving as our director. As the founder of the Group, Mr. Ho has driven consistent growth for the Group and has played a key role in bringing sports nutrition products to the mass market in Hong Kong.

Prior to founding our Group, Mr. Ho served as a Director and Project Coordinator at Easy Management Group Limited and Shenzhen Golden Lion Limited* from September 2014 to December 2016. During this period, he led the development of a cross-border trading e-commerce platform, managed general trading activities, and oversaw logistics services, enhancing operational efficiency and market reach. In January 2016, Mr. Ho established Enveige Group Limited, followed by Lukson Trading Limited in June 2016, which focused on trading and retailing of beauty and health products.

Mr. Ho obtained his Bachelor of Arts degree from Thompson Rivers University in Canada in 2014 and Master of Business Administration from Prifysgol Glyndwr University in England in 2017 and completed The Program on Negotiation (PON) by Harvard Law School in 2018.

*For identification only

Mr. Chan Chun Ming Dickson

Mr. Chan Chun Ming Dickson (“Mr. Chan”), aged 37, is our executive director and co-founder. Mr. Chan is responsible for the Group’s overall operation and supply chain, including the sourcing of sports nutrition products, managing storage and inventory, and operations of the vending machines.

Prior to joining our Group, from September 2015 to June 2017, Mr. Chan worked at Wing On Trading Company Limited as the Operations Director. He managed the import and export of chemicals to and from markets such as the USA, Japan, China, and Southeast Asia. With expertise in overseeing end-to-end operations, including purchasing, quality assurance, regulatory compliance, and supply chain management, Mr. Chan streamlined processes, ensured product quality, and maintained adherence to international trade regulations. From July 2011 to August 2015, Mr. Chan was employed by Alpha Flock Group, a global manufacturing company with operations in multiple international locations. He joined the company in July 2011 as a Management Trainee, gaining experience in key areas such as research and development, sales, and production. In February 2013, he was promoted to merchandising and operations director, where he managed supply chain logistics, vendor relationships, and operational strategies to improve efficiency and profitability.

Mr. Chan completed his Bachelor of Arts degree with honors at McMaster University in 2011, he majored in economics and minor in finance.

Mr. Wong Cheong Hang

Mr. Wong Cheong Hang (“Mr. Wong CH”), aged 41, is our chief financial officer. Mr. Wong CH is responsible for overseeing the financial management of our Group and implementing our business strategies and operations.

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Prior to joining the Group, Mr. Wong CH served as the Group Financial Controller at Green Monday Holdings Limited from April 2021 to August 2024. Mr. Wong CH managed financial operations, internal controls, and cash flow across multiple regions, ensured tax compliance, and provided financial insights to senior management. He led revisions to financial reporting processes, supported business transformation initiatives with the Chief Operating Officer during the global pandemic, and contributed to securing the company’s funding corporate action.

From August 2014 to December 2020, Mr. Wong CH held positions at Mondelez Hong Kong Limited. He initially joined as finance controlling manager for Hong Kong, managing accounting operations, financial reporting, internal controls, and statutory and tax compliance. In December 2015, he was promoted to commercial controller for Hong Kong and Taiwan, where he collaborated with functional heads on daily operations, conducted financial planning and analysis, and developed strategies to enhance revenue and profitability in both markets. From April 2013 to August 2014, Mr. Wong CH was the management accounting manager at Hutchison Port Holdings Limited, overseeing financial operations for multiple overseas container terminals. Mr. Wong CH worked at PricewaterhouseCoopers from September 2005 to September 2010, starting as an audit associate and advancing to manager.

He obtained his bachelor’s degree in Accounting from the Hong Kong University of Science and Technology in 2005 and has been a member of the Hong Kong Institute of Certified Public Accountants since 2010.

Key Personnel

Mr. Tse Wai Ching Ronald (“Mr. Tse”), aged 35, is our Commercial Director. Mr. Tse is responsible for the strategic planning and overseeing the sales operations of our Group. Mr. Tse joined the Group in February 2024.

Prior to joining the Group, Mr. Tse has been serving as an investment banking associate at Vantage Capital Markets HK Limited from January 2022 to February 2024. He was primarily involved in various investment banking transactions including private and public placements, private credit and mergers and acquisitions. Mr. Tse is also responsible for conducting thorough market research and analysis to identify potential investments, market trends and investment sentiments, and delivering presentations to institutional investors.

Between February 2016 to December 2021, Mr. Tse was serving as an assistant vice present at Innovax Capital Limited. Mr. Tse was responsible for leading and executing IPO transactions which include conducting due diligence activities, preparing listing documents, preparing pitchbooks and topic research, performing financial analysis for key clients and providing compliance advisory services to listed issuers to ensure their compliance with the listing rules in Hong Kong. Between April 2015 to February 2016, Mr. Tse was an associate in Sun Hung Kai Financial Limited and between November 2012 to April 2015 he was a relationship manager specializing in cross border lending at the Bank of East Asia Limited in Hong Kong.

Mr. Tse obtained his bachelor’s degree with a major in economics at the University of Toronto in 2011. He also earned his Chartered Financial Analyst (CFA) designation in 2020.

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Independent Director Nominees

Ms. Hu Jia (“Ms. Hu”) will begin serving as an independent director immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Ms. Hu will serve as chairman of the audit committee and as a member of the compensation and nomination committees.

Ms. Hu has a background in accounting and finance. Since January 2020, she has been serving as a partner a private equity fund named Unionway Capital. She is responsible for leading end-to-end execution of the full cycle of private equity transactions, from sourcing, due diligence, structuring to closing deals. She also spreadheads value creation initiatives across portfolio companies and work closely with management team to implement operational improvements, strategic growth plans and cost optimization strategies. Prior to that, between June 2015 to December 2019, Ms. Hu acted as the independent financial consultant at Unionway Capital where she was responsible for providing professional financial advisory services which include advising on corporate structures, daily accounting, tax planning, tax compliance, review of financial statements, as well as financial planning and analysis. Between September 2008 to June 2015, Ms. Hu acted as the interim chief financial officer and vice president of finance in Lightinthebox.com (NYSE: LITB). She was responsible for the company’s accounting and financial reporting, tax and corporate structure, treasury management, planning and monitoring, and risk management. Between September 2006 to August 2008, Ms. Hu was the senior consultant in China tax and business advisory at Ernst & Young’s Hong Kong office, and between August 2003 to September 2006, she was the senior associate in tax services at PricewaterhouseCoopers’s Shenzhen office.

Ms. Hu completed her bachelor’s degree in finance at the Shanghai University of Finance and Economics in 2003. Ms. Hu subsequently obtained a master of business administration from the Hong Kong University of Science and Technology in 2017. She is also a certified public accountant.

Mr. Wong Chun Tung Anthony (“Mr. Anthony Wong”) will begin serving as an independent director immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Anthony Wong will serve as chairman of the nomination committee and as a member of the audit and compensation committees.

Mr. Anthony Wong has over 17 years of financial analysis experience. Since October 2020, Mr. Anthony Wong has been serving as the investment director of PEG Capital Limited, where he is responsible for strategizing investment and funding structure to enhance the company’s investment returns. He also served as the investment director at iClick Interactive Asia Group Limited (NASDAQ: ICLIK) from October 2019 to February 2025. His role as the investment director was to identify and evaluate new investment opportunities for the company, primarily in Southeast Asia markets, utilizing analytics and financial modelling to prepare growth forecasts and due diligence reports for each investment opportunity. From August 2018 to October 2019, he served as a director in Uni-Century International Asset Management Limited where he was responsible for managing discretionary portfolios with a focus on equities and FX strategies and leading the team to perform in-depth financial and operational and due diligence on investment managers for equity. From August 2017 to August 2018, he was the investment director at Old Peak Capital Limited and between October 2014 to August 2016, Mr. Anthony Wong was the investment manager at Pacific Eagle Asset Management. Mr. Anthony Wong began his career in finance in August 2007 at BNP Paribas Securities (Asia) as an analyst specializing in Asian equity derivatives and was the associate director when he left in October 2014.

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Mr. Anthony Wong completed his master’s degree in mathematics, operational research, statistics and economics (MMORSE) from the University of Warwick in the United Kingdom in 2007. Mr. Anthony Wong is a Chartered Financial Analyst (CFA) charterholder and certified practicing accountant (Australia).

Mr. Sung Yik Tat Edgar (“Mr. Sung”) will begin serving as an independent director immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Sung will serve as chairman of the compensation committee and as a member of the audit and nomination committees.

Since May 2024, Mr. Sung has been serving as an associate portfolio manager at RBC Dominion Securities where he is responsible for spearheading fund performance attribution and portfolio analysis by providing actionable insights into portfolio allocations that align with client objectives and risk objectives, and developing financial models to support the company’s investment decisions to ensure the consistent outperformance of client portfolios against market benchmarks. Prior to that, Mr. Sung worked as an investment strategist specializing in publicly listed equities at UBS Hong Kong. He managed multiple regional and thematic public equity investments basket in sectors such as real estate, conglomerates, utilities; all his portfolios outperformed the market benchmark annually. He was also responsible for conducting thorough analyses, evaluating financial statements and industry trends and sustaining financial models to project earnings, cash flow and relevant valuation metrics for companies within the real estate, industrial and utilities sectors. Between June 2019 to May 2021, Mr. Sung worked as an investment analyst specializing in alternative investments and commercial real estates at Artmax Management; and between February 2016 to May 2019, he worked as an analyst at Leadway Ventures and consultant for portfolio companies.

Mr. Sung graduated with a bachelor’s degree in business administration (finance and internal business) from Simon Fraser University in Canada in 2013, and obtained an executive master of business administration from the Chinese University of Hong Kong. He also earned his Chartered Financial Analyst (CFA) designation in 2021.

Family Relationships

There is no family relationship among any of our Directors, executive officers, independent directors and key employees.

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Committees of the Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a nomination committee effective upon the Registration Statement of which this prospectus forms a part becoming effective, each of which will operate pursuant to a charter adopted by our board of directors that will be effective upon the effectiveness of the Registration Statement of which this prospectus is a part. The board of directors may also establish other committees from time to time to assist our Company and the board of directors. Upon the effectiveness of the Registration Statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq and SEC rules and regulations.

Upon our listing on the Nasdaq, each committee’s charter will be available on our website at https://www.nwgroupintl.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit committee

Ms. Hu, Mr. Sung and Mr. Anthony Wong will serve on the audit committee, which will be chaired by Ms. Hu. Our board of directors has determined that each of Ms. Hu, Mr. Sung and Mr. Anthony Wong satisfies the requirements of Section 303A of the Corporate Governance Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Hu qualifies as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal controls over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

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Compensation committee

Ms. Hu, Mr. Sung and Mr. Anthony Wong will serve on the compensation committee, which will be chaired by Mr. Sung. Our board of directors has determined that each of Ms. Hu, Mr. Sung and Mr. Anthony Wong satisfies the independence requirements of Section 303A of the Corporate Governance Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our Directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our Company’s corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

●	reviewing and recommending to the board of directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable the Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the board of directors the compensation of our Directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Ms. Hu, Mr. Sung and Mr. Anthony Wong will serve on the nomination committee, which will be chaired by Mr. Anthony Wong. Our board of directors has determined that each of Ms. Hu, Mr. Sung and Mr. Anthony Wong satisfies the independence requirements of Section 303A of the Corporate Governance Rules of the Nasdaq. The nomination committee assists the board in selecting individuals qualified to become our Directors and in determining the composition of the board and its committees. The nomination committee’s responsibilities include:

●	developing and recommending to the board of directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders; and

●	reviewing the composition of the board of directors to maintain that it is composed of members containing the appropriate skills and expertise to advise us.

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While we do not have a formal policy regarding board diversity, our nomination committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (including, but not limited to race, gender or national origin). Our nomination committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Foreign Private Issuer Status

The Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance standards. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq in respect of the following:

●	the Shareholder Approval Requirements under Section 5635 of the Nasdaq listing rules.

Corporate governance

Prior to the effectiveness of the Registration Statement of which this prospectus is a part, we intend to adopt a formal policy regarding board diversity and our nomination committee and the Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nominating and corporate governance’s and Board’s priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Code of Conduct and Code of Ethics

Prior to the effectiveness of the Registration Statement of which this prospectus is a part, we intend to adopt a written code of business conduct and ethics that applies to our Directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. Following the effectiveness of the Registration Statement of which this prospectus is a part, a current copy of this code will be posted on the Corporate Governance section of our website, which is located at https://www.nwgroupintl.com. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and Nasdaq corporate governance rules.

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Compensation of Directors, Executive Officers and Key Employees

The following table summarizes all compensation received by our Directors, our executive officers and our key employees during the years ended December 31, 2024 and 2023.

Bonuses are not payable pursuant to a bonus plan, but rather are made on a discretionary basis in consideration of contributions and profitability of the Company for the year under which such bonus was paid.

Summary Compensation Table

			Compensation Paid	Other
Name and Principal Position	Year	Salary (HK$’000)	Bonus (HK$’000)	Compensation (HK$’000)

Mr. Ho Hin Shun	2023	85.1	-	3.2
	2024	85.2	6.4	3.6

Mr. Chan Chun Ming, Dickson	2023	54.4	-	3.2
	2024	54.4	3.8	3.6

Mr. Wong Cheong Hang	2023	-	-	-
	2024	33.0	-	0.8

Ms. Hu Jia	2023	-	-	-
	2024	-	-	-

Mr. Sung Yik Tat Edgar	2023	-	-	-
	2024	-	-	-

Mr. Wong Chun Tung Anthony	2023	-	-	-
	2024	-	-	-

Independent Directors’ Agreements

Each of our independent directors will enter into a director’s agreement with the Company effective upon the effectiveness of the Registration Statement. The terms and conditions of the directors’ agreements are similar in all material aspects. Each director’s agreement is for an initial term of one year and will continue until the director’s successor is duly elected and qualified. Each director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her director’s agreement will remain in full force and effect. Any director’s agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

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Under the directors’ agreements, the initial monthly director fees that will be payable to our independent directors are HK$[●] to [●], HK$[●] to [●] and HK$[●] to HK$[●]. Such director’s fees are payable in cash on a monthly basis.

In addition, our independent directors will also be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the board of directors; provided that each director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that director.

Other than as disclosed above, none of our Directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Employment Agreements

We have entered into employment agreements with Mr. Ho, Mr. Chan and Mr. Wong CH, which were effective from [●], [●] and [●], respectively.

Equity Incentive Plan

On [●] 2025, subject to the completion of this Offering, our shareholders and the Board adopted the Fitness Fanatics Limited Equity Incentive Plan (the “Equity Incentive Plan”), to motivate attract and retain the best available personnel, provide additional incentives to staff and directors and promote the success of our business. Under the Equity Incentive Plan, the maximum aggregate number of Class A Ordinary Shares which may be issued pursuant to all awards under such plan is [●], which constitutes 20% of the total issued and outstanding Class A Ordinary Shares of our Company on a fully-diluted basis as of the date of adoption. Pursuant to Rule 416(a) under the Securities Act, this Registration Statement also covers an indeterminate number of additional shares which may be offered and issued to prevent dilution from share splits, share dividends or similar transactions as provided in the Equity Incentive Plan. Any Class A Ordinary Shares covered by an award granted under the Equity Incentive Plan (or portion of an award) that terminates, expires, lapses or repurchased for any reason will be deemed not to have been issued for purposes of determining the maximum aggregate number of Class A Ordinary Shares that may be issued under the Equity Incentive Plan. As of the date of this prospectus, we have not granted any awards under the Equity Incentive Plan.

The following paragraphs summarize the principal terms of the Equity Incentive Plan.

Types of wards.

The Equity Incentive Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by our Board or the compensation committee.

Plan administration.

Our Board or the compensation committee administers the Equity Incentive Plan. Our Board or the compensation committee determines, among other things, the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

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Award agreement.

Awards granted under the Equity Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.

We may grant awards to our staff (full-time or part-time), directors, consultants, advisers, service providers and business partners.

Vesting schedule.

In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of awards.

The exercise price per share subject to an option is determined by the plan administrator and set forth in the award agreement, which may be a fixed price or a variable price related to the fair market value of the Class A Ordinary Shares. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant.

Transfer restrictions.

Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions, such as transfers to our company or a subsidiary of ours, transfers to the immediate family members of the participant by gift, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the plan administrator or our executive officer or director authorized by the plan administrator, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the plan administrator, pursuant to such conditions and procedures as the plan administrator may establish.

Termination and amendment.

Unless terminated earlier, the Equity Incentive Plan has a term of 10 years. Our Board may terminate, amend or modify the plan, subject to the limitations of applicable laws. However, no such action may adversely affect in any material way any award previously granted without prior written consent of the participant.

Indemnification Agreements

We have entered into indemnification agreements with each of our Directors and executive officers, to be effective upon the Registration Statement of which this prospectus forms a part becoming effective. Under these agreements, we agree to indemnify our Directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our Directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares and our Class B Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Class A Ordinary Shares offered in this offering for:

●	each of our Directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares and Class B Ordinary Shares shown as beneficially owned by them. For the purpose of voting power, each Class A Ordinary Share entitles the holder to one vote and each Class B Ordinary Share entitles the holder to thirty (30) votes on any matter or which action of the shareholders of our Company is sought. The Class B Ordinary Shares votes together with the Class A Ordinary Shares. Percentage of beneficial ownership of each listed person prior to this Offering is based on [●] Class A Ordinary Shares and [●] Class B Ordinary Shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering is based on [●] Class A Ordinary Shares and [●] Class B Ordinary Shares outstanding immediately after the completion of this Offering.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that any such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

As of the date of the prospectus, we have [●] shareholders of record, none of whom are located in the United States. We will be required to have at least 300 unrestricted round lot shareholders at closing in order to satisfy the Nasdaq listing rules.

	Class A Ordinary Shares Beneficially Owned Prior to this Offering		Class A Ordinary Shares Beneficially Owned After to this Offering(1)		Class B Ordinary Shares Beneficially Owned Prior to and after this Offering		Percentage of Voting Power After this Offering
	Number	Percent(%)	Number	Percentage (%)	Number	Percent(%)	Percent(%)
Directors and Executive Officers:
Mr. Ho Hin Shun(2)	[●]	24.54%	[●]	[●]	[●]	[●]	[●]
Mr. Chan Chun Ming, Dickson(3)	[●]	18.33%	[●]	[●]	[●]	[●]	[●]
Mr. Wong Cheong Hang	-	-	-	-	-	-	-

Independent Directors
Ms. Hu Jia	-	-	-	-	-	-	-
Mr. Sung Yik Tat Edgar	-	-	-	-	-	-	-
Mr. Wong Chun Tung Anthony	-	-	-	-	-	-	-

All directors and executive officers and independent directors as a group	[●]	40.99%	[●]	[●]	[●]	[●]	[●]

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	Class A Ordinary Shares Beneficially Owned Prior to this Offering		Class A Ordinary Shares Beneficially Owned After to this Offering		Class B Ordinary Shares Beneficially Owned Prior to and After this Offering		Percentage of Voting Power After this Offering
	Number	Percent(%)	Number	Percent (%)	Number	Percent (%)	Percent(%)
5% Shareholders:
Hintech	[●]	22.78%	[●]	[●]	[●]	[●]	[●]
Dixon	[●]	17.62%	[●]	[●]	[●]	[●]	[●]
Elytron(4)	[●]	14.82%	[●]	[●]	[●]	[●]	[●]
Cipher	[●]	6.82%	[●]	[●]	[●]	[●]	[●]

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Note:

(1)	The number of our Class A Ordinary Shares to be outstanding after this Offering is based on [●] Class A Ordinary Shares outstanding as of the date of this prospectus.
(2)	Represent [●] Class A Ordinary Shares outstanding and [●] Class B Ordinary Shares held by Hintech which is wholly-owned by Mr. Ho.
(3)	Represent [●] Class A Ordinary Shares outstanding held by Dixon which is wholly-owned by Mr. Chan.

(4)	Represent [●] Class A Ordinary Shares outstanding held by Elytron which is wholly-owned by Mr. Luk.

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SELLING SHAREHOLDERS

This prospectus covers the offering of in aggregate [●] Class A Ordinary Shares by the Selling Shareholders. This prospectus and any prospectus supplement will only permit the Selling Shareholders to sell the number of Class A Ordinary Shares identified in the column “Number of Class A Ordinary Shares to be Sold.” The Class A Ordinary Shares owned by the Selling Shareholders are “restricted” securities under applicable United States federal and state securities laws and are being registered pursuant to this prospectus to enable the Selling Shareholders the opportunity to sell those Class A Ordinary Shares.

The following table sets forth the name of the Selling Shareholders, the number and percentage of Class A Ordinary Shares beneficially owned by the Selling Shareholders, the number of Class A Ordinary Shares sold in this offering and the number and percentage of Class A Ordinary Shares the Selling Shareholders will own after the Offering. The information appearing in the table below is based on information provided by or on behalf of the named Selling Shareholders. We will not receive any proceeds from the sale of the Class A Ordinary Shares by the Selling Shareholders.

Name of Selling Shareholder	Class A Ordinary Shares Beneficially Owned Prior to Offering	Percentage Ownership Prior to Offering(1)	Number of Class A Ordinary Shares Sold	Number of Class A Ordinary Shares Owned After Offering	Percentage Ownership After Offering(1)

[●]	[●]	[●]	[●]	[●]	[●]

[●]	[●]	[●]	[●]	[●]	[●]

Notes:

(1) Based on [●] Class A Ordinary Shares issued and outstanding immediately prior to the Offering and [●] Class A Ordinary Shares and [●] Class B Ordinary Shares to be issued and outstanding immediately after the Offering.

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RELATED PARTY TRANSACTIONS

Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the fiscal years ended December 31, 2024 and 2023, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Hong Kong law, PRC law or Malaysian law.

List of Related Parties

The following is a list of related parties which our Company has transactions with during the fiscal years ended December 31, 2023 and 2024:

Name of related party	Relationship with our Company
Mr. Luk Jing Won, Elson	Director
Mr. Chan Chun Ming Dickson	Director
Mr. Ho Hin Shun	Director
Lukson Trading Limited	Entity controlled by Mr. Ho Hin Shun
Forever Rise Corporation Limited	Entity controlled by Mr. Ho Hin Shun
FT Technologies Limited	Entity controlled by Mr. Ho Hin Shun, common director
Fine World Limited	Entity controlled by Mr. Ho Hin Shun, common director
Easy Management Group Limited	Entity controlled by Mr. Ho Hin Shun
The Kiosk Group Limited	Entity controlled by Mr. Ho Hin Shun
Ms. Yeung Sau Ping	Immediate family member of Mr. Ho Hin Shun

The following is a list of related party balances as of December 31, 2024 and 2023:

			As of December 31,
			2024	2023
Name	Nature	Note

Mr. Luk Jing Won, Elson	Amounts due from directors	(1)	$-	$21,345
Mr. Chan Chun Ming Dickson	Amounts due from directors	(1)	-	90,261
			$-	$21,345

Mr. Ho Hin Shun	Amounts due to directors	(1)	$(538,290)	$(1,329,418)
Mr. Chan Chun Ming Dickson	Amounts due to directors	(1)	(212,882)	(121,295)
			$(751,172)	$(1,450,713)
FT Technologies Limited	Amounts due from related parties	(2)	$-	$333,674
Lukson Trading Limited	Amounts due from related parties	(3)	-	6,225
The Kiosk Group Limited	Amounts due from related parties	(3)	-	2,739
			$-	$342,638
Easy Management Group Limited	Amounts due to related parties	(4)	$-	$34,956
Forever Rise Corporation Limited	Amounts due to related parties	(5)		16,806
FT Technologies Limited	Amounts due to related parties	(6)	9,613	-
Ms. Yeung Sau Ping	Amounts due to related parties	(7)	23,459	86,074
			$33,072	$137,836

(1) The balances mainly represent short-term and temporary advances in between the Company and its directors. These amounts are non-trade in nature, unsecured, interest-free and repayable on demand.

(2) The balance mainly represents short-term and temporary advances in between the Company and related parties. The amount is non-trade in nature, unsecured, interest-free and repayable on demand.

(3) The balances mainly represent payments made on behalf of related parties. These amounts are non-trade in nature, unsecured, non-interest bearing, and repayable on demand.

(4) The balance represents service fee payable to a related company. The amount is unsecured, non-interest bearing, and repayable on demand.

(5) The balance represents office rental payable to a related company. The amount is unsecured, non-interest bearing and repayable on demand.

(6) The balance represents lease expenses of vending machines payable to a related company. The amount is unsecured, non-interest bearing and repayable on demand.

(7) The balance represents short-term and temporary advances from a related company. The amount is non-trade in nature, unsecured, non-interest bearing and repayable on demand.

In the ordinary course of business, during the years ended December 31, 2024 and 2023, we were involved with transactions, either at cost or current market price and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

				Years Ended December 31,
				2024	2023
Name	Nature		Relationship

Lukson Trading Limited	Revenue- Product Sales	(a)	Related company	$90,629	$-

FT Technologies	Service fees of vending machines	(b)	Related company	$56,547	$72,960

Fine World Limited	Rental expenses	(c)	Related company	$239,375	$240,624

(a)	The Company recorded revenue from the sale of sport nutrition products to a related company.

(b)	The Company leased certain vending machines from a related company and paid the fixed monthly service fee per machine under the service agreement. These vending machines are used for the sale and distribution of the Company’s products through a network chain in Hong Kong, Mainland China, and Malaysia.

(c)	The Company paid rental expenses for office premises leased from a related company. The leased premises are located in Hong Kong. The previous lease term commenced on September 1, 2022 and ended on August 31, 2024. The lease was subsequently renewed for another two years, with the lease term commencing on September 1, 2024 and expiring on August 31, 2026.

As of December 31, 2024 and 2023, bank borrowings of approximately US$6.3 million and US$4.7 million was guaranteed by Mr. Ho Hin Shun, Mr. Chan Chun Ming Dickson, Mr. Luk Jing Won, Elson and Fine World Limited (an entity controlled by Mr. Ho Hin Shun), both of whom are related parties. No fees or consideration were paid for these guarantees. The guarantees will remain effective until the full settlement of the loan, expected no later than September 2025.

Apart from the transactions and balances detailed above and in the section “Index to Combined Financial Statements”, the Company has no other significant or material related party transactions during the years presented.

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DESCRIPTION OF SHARE CAPITAL

The following description of our share capital is a summary only and not meant to be complete, but is subject to and qualified in its entirety by our memorandum and articles of association, as amended from time to time, and by the provisions of the applicable Cayman Islands law. Reference is made to our memorandum and articles of association, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part.

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$1,000,000 divided into 1,000,000,000 shares with a par value of US$0.001 each comprising of (a) 900,000,000 Class A Ordinary Shares with a par value of US$0.001 each, and (b) 100,000,000 Class B Ordinary Shares with a par value of US$0.001 each. As of the date of this prospectus, [●] Class A Ordinary Shares and [●] Class B Ordinary Shares are issued and outstanding.

Immediately prior to the completion of this offering, we will have [●] Class A Ordinary Shares and [●] Class B Ordinary Shares issued and outstanding. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid and non-assessable, and are issued in registered form, and are issued when registered in our register of members.

Our Memorandum and Articles of Association

The following are summaries of material provisions of our current memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our Company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Share Rights. Our Class A Ordinary Shares and Class B Ordinary Shares shall carry equal rights and rank pari passu with one another other than as set out below:

(a) As regards conversion A holder of Class B Ordinary Shares shall have the Conversion Right (as defined in the articles of association) in respect of each Class B Ordinary Share. For the avoidance of doubt, a holder of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances. Each Class B Ordinary Share shall be converted at the option of the holder, at any time after one year of issue and without the payment of any additional sum, into one fully paid Class A Ordinary Share calculated at the Conversion Rate. Such conversion shall take effect on the Conversion Date.

(b) As regards Voting Rights Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times (other than in respect of separate general meetings of the holders of a class or series of shares held in accordance with the Articles), vote together as one class on all matters submitted to a vote for Members’ consent. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to thirty (30) votes on all matters subject to the vote at general meetings of the Company.

(c)  As regards Transfer Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an Affiliate of such holder (as defined in the articles of association), such Class B Ordinary Shares validly transferred to the new holder shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. No sale, transfer, assignment or disposition of Class B Ordinary Shares is permitted prior to the expiry of one calendar year after the date of allotment and issue of such Class B ordinary Shares.

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(d) As regards dividends Each Class A Ordinary Share be entitled to such dividends as the Board may from time to time declare. Each Class B Ordinary Shares shall not be entitled to any dividends or distributions be entitled to such dividends as the Board may from time to time declare.

(e) As regards a winding up or dissolution In the event of a winding up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the Class A Ordinary Shares and the Class B Ordinary Shares shall be entitled to the surplus assets of the Company on a pari passu basis.

Shares. Our shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our Class A Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative for the time being entitled to vote at the meeting;

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the issued and outstanding shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our memorandum and articles of association, a reduction of our share capital and the winding up of our Company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

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General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our Directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our Company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Shares. Subject to the restrictions set out below and under the heading “Share Rights – (c) as regards transfer” above), any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by our board of directors. Notwithstanding the foregoing, shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our Directors may from time to time require is paid to us in respect thereof.

If our Directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

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Issuance of Additional Shares. Our memorandum and articles of association authorizes our board of directors to issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Inspection of Books and Records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for the memorandum and articles of association of our Company, any special resolutions passed by our Company and the register of mortgages and charges of our Company). However, our memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our Directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

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History of Share Issuances

The following is a summary of our securities issuances in the past three years.

On March 28, 2025, we issued 1 Class A Ordinary Share, par value of US$0.001, to the initial subscriber, which was subsequently transferred to Hintech. On the same date, 99 Class A Ordinary Shares were allotted and issued to Hintech for cash at par.

On [●], 2025, Mr. Ho, Mr. Chan, Mr. Luk, Cipher, Blueberry, Tenmoku, Billion, Comet, Ace, Chestnut and Feldspar transferred all their respective shares in FFA to the Company in consideration of the Company allotting and issuing 267,684 Class A Ordinary Shares, 193,302 Class A Ordinary Shares, 129,400 Class A Ordinary Shares, 68,182 Class A Ordinary Shares, 46,000 Class A Ordinary Shares. 46,000 Class A Ordinary Shares, 46,000 Class A Ordinary Shares, 46,000 Class A Ordinary Shares, 45,200 Class A Ordinary Shares, 41,000 Class A Ordinary Shares and 41,000 Class A Ordinary Shares to Hintech under the direction of Mr. Ho, Dixon under the direction of Mr. Chan, Elytron under the direction Mr. Luk, Cipher, Blueberry, Tenmoku, Billion, Comet, Ace, Chestnut and Feldspar, respectively credited as fully paid.

On [●] 2025, the Company allotted and issued [●] Class B Ordinary Shares to Hintech and [●] Class B Ordinary Shares to Dixon.

On [●] 2025, the Company and Mr. Chen Wei entered into a subscription agreement whereby Mr. Chen Wei subscribed for 4,914 Class A Ordinary Shares.

On [●] 2025, the Company and Mr. Chen Jackson Jadyn entered into a subscription agreement whereby Mr. Chen Jackson Jadyn subscribed for 14,040 Class A Ordinary Shares.

On [●] 2025, the Company and Supreme entered into a subscription agreement whereby Supreme subscribed for 6,318 Class A Ordinary Shares.

On [●] 2025, the Company and Mr. Mak entered into a subscription agreement whereby Mr. Mak subscribed for 3,240 Class A Ordinary Shares.

On [●] 2025, the Company and Mr. Ngan entered into a subscription agreement whereby Mr. Ngan subscribed for 1,620 Class A Ordinary Shares.

Prior to the effective date of the registration statement of which this prospectus forms a part, on [●], for the purpose of maintaining proportional shareholdings before and after the Offering and taking into account of the public float requirement of Nasdaq Capital Market, each of our existing Shareholders, namely Hintech, Dixon, Elytron, Cipher, Blueberry, Tenmoku, Billion, Comet, Ace, Chestnut, Feldspar, Daily, Mr. Chen Wei, Mr. Chen Jackson Jadyn, Supreme, Mr. Mak and Mr. Ngan were allocated [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares, [●] Class A Ordinary Shares and [●] Class A Ordinary Shares, respectively, for cash at par to effectively implement a forward split.

We believe that each of the foregoing issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriter was involved in the issuances of securities.

We have not issued any other securities since the incorporation of the Company on March 28, 2025, except as described above.

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CERTAIN CAYMAN ISLANDS COMPANY CONSIDERATIONS

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

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Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved (i) in the case of a shareholder scheme, by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and (ii) in the case of a creditor scheme only, by a majority in number of each class of creditors with whom the arrangement is to be made and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that that we shall indemnify our Directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our Directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our Directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

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As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our articles of association and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the total issued and paid-up capital of our Company at the date of deposit of a written requisition to the Board of the Company to require an extraordinary general meeting of our shareholders to be called by the Board for the transaction of any business specified in such requisition, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

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Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

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Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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Cayman Islands Data Protection

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

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The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at https://www.nwgroupintl.com or through phone number +852 3100-0001.

Anti-Money Laundering Matters

In order to comply with legislation or regulations aimed at the prevention of money laundering, the Company may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

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SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this Offering, we will have [●] Class A Ordinary Shares issued and outstanding.

Before our initial public offering, there has not been a public market for our Class A Ordinary Shares, and although we plan to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market, a regular trading market for our Class A Ordinary Shares may not develop. Future sales of substantial amounts of our Class A Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Class A Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have outstanding Ordinary Shares held by public shareholders representing approximately [●]% of our Class A Ordinary Shares in issue, and approximately [●]% of our Class A Ordinary Shares in issue. We will also have [●] Class B Ordinary Shares in issue.

All of the Class A Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-Up Agreements

See “Underwriting — Lock-Up Agreements.”

Rule 144

All of our Class A Ordinary Shares outstanding prior to the closing of this offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement, such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Class A Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately [●] Class A Ordinary Shares immediately after this offering; or

●	the average weekly trading volume of the Class A Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

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MATERIAL TAX CONSIDERATIONS

The following summary of certain Cayman Islands, Hong Kong and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Class A Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Hong Kong and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman, our counsel as to Cayman Islands law. To the extent that this discussion relates to matters of Hong Kong tax law, it is the opinion of Robertsons, our counsel as to Hong Kong law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2024 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. A Cayman Islands company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Hong Kong Tax Considerations

The following brief description of HK laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

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Profits tax

No tax is imposed in HK in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in HK where such gains are derived from or arise in HK from such trade, profession or business will be chargeable to HK profit tax. Liability for HK profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in HK where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in HK. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

In addition, HK does not impose withholding tax on gains derived from the sale of stock in HK companies and does not impose withholding tax on dividends paid outside of HK by HK companies. Accordingly, investors will not be subject to HK withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Ordinary Shares exists between HK and the United States.

Stamp duty

HK stamp duty is generally payable on the transfer of “Hong Kong stocks.” The term “stocks” refers to shares in companies incorporated in HK, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Ordinary Shares are not required to be registered in HK given that the books for the transfer of Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in HK. If HK stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.13% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

BVI Tax Considerations

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

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PRC Income Tax Considerations

People’s Republic of China Taxation

The PRC Enterprise Income Tax Law, or the EIT Law, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for NonResident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Hing Fat Industrial Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from the WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or the SAT Public Notice 7. The SAT Public Notice 7 extends its tax jurisdiction to cover not only where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, but also to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. The SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers a taxable asset indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Public Notice 37, which came into effect on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

Malaysia Income Tax Considerations

The principal legislation governing a person’s income tax in Malaysia is the Income Tax Act 1967 (“ITA”) to which the regulatory body implementing and enforcing the ITA is the Inland Revenue Board of Malaysia (“IRB”). Section 3 of the ITA provides that income tax shall be charged for each year of assessment (“YA”) upon the income of any person accruing in or derived from Malaysia or received in Malaysia from outside Malaysia.

Pursuant to Section 8 of the ITA, a company is regarded as a resident if the management and control of its affairs is exercised in Malaysia. There is a considerable body of case law which shows that management and control will vest in the place where the directors meet and make major decisions. In practice, the IRB will generally consider the location of the board of directors’ meetings and the nature of decisions made at the directors’ meeting when ascertaining a company’s tax residence status. Resident companies are generally subject to Malaysia income tax at the prevailing corporate tax rate of 24% except for resident companies with a paid up capital in ordinary shares of RM2.5 million or less and is not related to a company with a paid up capital in ordinary shares of more than RM2.5 million at the beginning of the basis period for a Year of Assessment (“YA”), which are entitled to the following preferential tax rates:

YA	Rate
YA 2020 to YA 2022	17% for the first RM600,000 and 24% for any sum in excess of RM600,000
YA 2023 to YA 2024	15% for the first RM150,000, 17% for subsequent RM450,000 and 24% for any sum in excess of RM600,000

Effective from YA 2020, an additional condition is imposed on companies before they are entitled to the preferential tax rate, which requires that the gross income from source or sources consisting of a business shall not exceed RM50 million for the basis period for that YA. This additional condition consists of two parts, i.e. the taxpayer must first have income from a business source, and that business income does not exceed RM50 million.

Whereas non-resident companies are subject to the prevailing flat corporate tax rate of 24% of their chargeable income, except for interest (other than interest income which are exempted from tax under Schedule 6 of the ITA) and royalty income, which are taxed at 15% and 10% respectively. These rates of 15% and 10% may be reduced under the double taxation agreement between Malaysia and the country of residence of the recipients of the interest and royalty income.

Pursuant to the ITA, income tax is charged on income of any person accruing in or derived from Malaysia or received in Malaysia from outside Malaysia. Prior to 1 January 2022, income of any person derived from sources outside Malaysia and received in Malaysia is exempted from tax. The above exemption does not apply to a resident company carrying on the business of banking, insurance or sea or air transport. With effect from 1 January 2022, income derived from sources outside Malaysia and received in Malaysia by any person who is a resident in Malaysia is subject to tax at the prevailing tax rates. Such income received in Malaysia by a resident is subject to tax at a concessionary tax rate of 3% of gross for the period from 1 January 2022 to 30 June 2022. In addition, dividend income received in Malaysia from outside Malaysia by a resident company is exempted from tax from 1 January 2022 until 31 December 2026, subject to the fulfilment of qualifying conditions.

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Tax on Dividends

Prior to 2008, Malaysia adopted an imputation system of taxation for resident companies. The Finance Act 2007 introduced a shift to a single-tier system which has completely phased out the imputation system with effect from 1 January 2014. The single-tier system has removed the dividend franking requirements for Malaysia resident companies, i.e. they will no longer be required to deduct tax on the dividends paid to the shareholders. The tax paid by a Malaysia resident company constitutes a final tax and dividends distributed are exempt from in the hands of the shareholders.

Tax exempt dividends can also be distributed from the exempt income account without deduction of tax by Malaysia companies enjoying certain tax incentives or receiving tax exempt dividends or foreign source income or had chargeable income for YA 2000 (preceding year basis) on which tax payable was waived. Malaysia law generally provides for a two-tier exemption, i.e. the Malaysia company may distribute tax exempt dividends to its shareholders, which may, if it is a Malaysia resident company, in turn distribute tax-exempt dividends to its shareholders. Thereafter, any dividends paid out by the last mentioned shareholder (being a company) would no longer be tax-exempt.

No Malaysia withholding taxes are imposed on dividends paid from Malaysia corporations to non-resident shareholders.

United States Federal Income Tax Considerations

The following brief summary does not address the tax consequences to any particular investor or to persons in special tax situations, such as:

●	a bank;
●	a financial institution;
●	an insurance company;
●	a regulated investment company;
●	a real estate investment trusts;
●	a broker-dealer;
●	persons that elect to mark their securities to market;
●	U.S. expatriates or former long-term residents of the U.S.;
●	governments or agencies or instrumentalities thereof;
●	tax-exempt entities;
●	persons liable for alternative minimum tax;
●	a pension that holds our Class A Ordinary Shares as part of a straddle, integrated or similar transaction;
●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);
●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;
●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities;
●	beneficiaries of a Trust holding our Class A Ordinary Shares; or
●	persons holding our Class A Ordinary Shares through a trust.

The discussion set forth below is addressed only to U.S. Holders (as defined below) that purchase Class A Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following brief summary sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus
2.	One-third of his or her days in the United States in the immediately preceding year; plus
3.	One-sixth of his or her days in the United States in the second preceding year.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). We do not intend to maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions paid with respect to our Class A Ordinary Shares generally will be treated as dividends. With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this prospectus.

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Sale or Other Disposition of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company Considerations

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may still avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for any taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed

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below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;
●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

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IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

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ENFORCEABILITY OF CIVIL LIABILITIES

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, investor may not have standing to sue Cayman Islands companies before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Hong Kong. All of the directors and executive officers of our Company and the auditors of our Company reside outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed [Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168], as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Cayman Islands Grand Court will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America (the “Foreign Court”) of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six (6) years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six (6) years from the date on which the interest was due. The Cayman Islands courts are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

147

Hong Kong

Robertsons, our counsel as to Hong Kong law, has advised us that there is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States, as such judgments of United States courts will not be directly enforced in Hong Kong. However, under common law, a foreign judgment (including one from federal or state court in the United States) obtained against the Company may generally be treated by the courts of Hong Kong as a cause of action in itself and sued upon as a debt between the parties. In a common law action for enforcement of a foreign judgment, the judgment creditor has to prove that (a) the judgment is in personam; (b) the judgment is in the nature of a monetary award; (c) the judgment is final and conclusive on the merits and has not been stayed or satisfied in full; and (d) the judgement is from a court of competent jurisdiction. The defenses available to the defendant in a common law action for enforcement of a foreign judgment include breach of natural justice, fraud and contrary to public policy of Hong Kong. In order to enforce the foreign judgement at common law, fresh proceedings must be initiated in Hong Kong, which involves issuing a Writ of Summons and Statement of Claim attaching the foreign judgment as proof of the debt.

There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of United States courts obtained against us or our Directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our Directors or officers predicated upon the securities laws of the United States or any state in the United States. Our Board is comprised of six directors, all executive directors are located in Hong Kong. The directors are Mr. Ho, Mr. Chan, Mr. Wong CH, Ms Hu, Mr. Sung and Mr. Anthony Wong.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is: (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty); and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

PRC

PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between PRC and the country where the judgment is made or on principles of reciprocity between jurisdictions. PRC does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. Therefore, we believe there is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in Mainland China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against the issuer in the PRC in accordance with PRC laws， as the issuer is a company incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

There is uncertainty as to whether the courts of PRC would (i) recognize or enforce judgments of United States courts obtained against the company or their directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in PRC predicated upon the securities laws of the United States or any state in the United States.

Malaysia

There are currently no statutes, treaties, or other forms of reciprocity between the United States and Malaysia providing for the mutual recognition and enforcement of court judgments. Under the Malaysian laws, a foreign judgment cannot be directly or summarily enforced in Malaysia. The judgment must first be recognized by a Malaysian court either under the applicable Malaysian laws or in accordance with the common law principles. The requirements for a foreign judgment to be recognized and enforceable in Malaysia are as follows:

(i)	the judgment must be a monetary judgment;
(ii)	the judgment must be a judgment of a superior court from a reciprocating country under the First Schedule of the Reciprocal Enforcement of Judgments Act 1958;
(iii)	the foreign court must have had jurisdiction;
(iv)	the judgment was not obtained by fraud;
(v)	the enforcement of the judgment is not contrary to public policy in Malaysia; and
(vi)	the judgment must be final and conclusive.

As the United States is not one of the countries specified under the statutory regime where a foreign judgment can be recognized and enforced in Malaysia, a judgment obtained in the United States may be enforced by way of a common law action.

148

UNDERWRITING

Bancroft Capital, LLC (“Bancroft” or the “Representative”), is acting as representative for the underwriters of the Offering. We have entered into an underwriting agreement with the Representative (the “underwriting agreement”) dated [●], 2025. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters and the underwriters have agreed to purchase, at the public Offering prices per Class A Ordinary Share, less the underwriting discounts set forth on the cover page of this prospectus, the number of Class A Ordinary Shares listed next to its name in the following table:

Name	Number of Class A Ordinary Shares
[●]	[●]

Total

The Representative is offering the Class A Ordinary Shares subject to their acceptance of the Class A Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Class A Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Class A Ordinary Shares offered by this prospectus if any such shares are taken.

The Representative has advised us that it proposes to offer the Class A Ordinary Shares to the public at the public Offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$[●] per Class A Ordinary Share. The Representative may allow, and certain dealers may re-allow, a discount from the concession not in excess of US$[●] per Class A Ordinary Share to certain brokers and dealers. After this Offering, the public Offering price, concession and reallowance to dealers may be reduced by US$[●]. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The Representative has informed us that it does not intend to confirm sales to any accounts over which it exercises discretionary authority.

Discounts, Commission and Expenses

The underwriting discounts are 7.0% of the initial public Offering price.

The following table shows the price per share and total public Offering price, underwriting discounts and commissions, and proceeds before expenses to us.

Per Class A Ordinary Share

Public Offering price(1)	US$	[●]
Underwriting discounts and commissions (2)	US$	[●]
Proceeds, before expenses, to us	US$	[●]

(1)	Being the mid-point of the offer price range.
(2)	Assumes an underwriting discount of 7.0%.

149

The Representative proposes to offer the Class A Ordinary Shares to the public at the public Offering prices set forth on the cover of this prospectus. If all of the Class A Ordinary Shares offered by us are not sold at the public Offering price, the Representative may change the Offering price and other selling terms by means of a supplement to this prospectus.

We have agreed to pay to the underwriters by deduction from the net proceeds of the Offering contemplated herein, a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of the Class A Ordinary Shares in this Offering.

We have also agreed to pay US$30,000 as an advance against out-of-pocket accountable expenses actually anticipated to be incurred by the underwriter. We have agreed to pay or reimburse the underwriters certain of their out-of-pocket expenses related to the Offering up to an aggregate of US$200,000 (less amounts previously paid which will be returned to us to the extent the underwriters’ out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A)), including, but not limited to “road show” expenses, expenses of the underwriter’s legal counsel and diligence and background checks on our Directors, director nominees and executive officers.

We estimate that the total expenses of the Offering payable by us, excluding the total underwriting discount, and including the above-referenced advance to the underwriter, will be approximately US$[●].

Right of First Refusal

We have granted [●] a right of first refusal, for a period of twelve months from [●], 2025, provided the Offering is completed, to provide investment banking services to the Company in respect of securities being offered on the terms that are the same or more favorable to the Company comparing to terms offered to the Company by other underwriters / placement agents, including, without limitation, acting as lead manager for any underwritten public offering and as exclusive placement agent or initial purchaser in connection with any private offering of securities of the Company. In accordance with FINRA Rules 5110(g)(5)(B) and 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the commencement of sales of this Offering and may be terminated “for cause,” which shall include a material failure to provide the underwriting services contemplated in the underwriting agreement.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

150

Lock-Up Agreements

Our officers, directors and principal shareholders (5% or more shareholders) have agreed, subject to certain exceptions, to a 180 days “lock-up” period from the first trading day of our Class A Ordinary Shares with respect to the Class A Ordinary Shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of 180 days from the first trading day of our Class A Ordinary Shares, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the underwriters. We have also agreed, in the underwriting agreement, to similar restrictions on the issuance and sale of our securities for [6] months following the closing of this Offering, subject to certain customary exceptions, without the prior written consent of the underwriter.

The Representative has no present intention to waive or shorten the above mentioned lock-up periods; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Nasdaq Listing

We plan to have our Class A Ordinary Shares approved for listing on the Nasdaq Capital Market under the symbol “[●].” We make no representation that such application will be approved or that our Class A Ordinary Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this Offering unless such Class A Ordinary Shares will be so listed at completion of this Offering.

Electronic Offer, Sale, and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members. The Representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the Registration Statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Any underwriter who is a qualified market maker on the Nasdaq may engage in passive market making transactions on the Nasdaq in accordance with Rule 103 of Regulation M, during the Business Day prior to the pricing of the Offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

No Prior Public Market

Prior to this Offering, there has been no public market for our securities and the public offering price for our Class A Ordinary Shares will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Class A Ordinary Shares in this Offering has been arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

151

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Class A Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Class A Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Class A Ordinary Shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

● Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this Offering is in progress.

● Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this Offering. In order to cover the resulting short position, the managing underwriter may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

● Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

● A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Class A Ordinary Shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Ordinary Shares or preventing or retarding a decline in the market price of our Class A Ordinary Shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the Selling Shareholders nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Class A Ordinary Shares. These transactions may occur on the Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

152

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to customers that they acquire, long and/or short positions in such securities and instruments.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Class A Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Class A Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

153

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, which are expected to be incurred by us in connection with the offer and sale of the Class A Ordinary Shares by us and the Selling Shareholders. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the Nasdaq entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$	[●]
FINRA Filing Fee	US$	[●]
Nasdaq Listing Fee	US$	[●]
Printing and engraving expenses	US$	[●]
Legal fees and expenses	US$	[●]
Accounting fees and expenses	US$	[●]
Miscellaneous	US$	[●]

Total	US$	[●]

These expenses will be borne by us.

154

LEGAL MATTERS

We are being represented by Concord & Sage PC with respect to certain legal matters of U.S. federal securities. The validity of the Class A Ordinary Shares offered in this Offering and certain legal matters as to Cayman Islands law will be passed upon to us by Conyers Dill & Pearman. Legal matters as to Hong Kong law will be passed upon for us by Robertsons, legal matters as to the PRC law will be passed upon for us by Guangdong Wesley Law Firm and legal matters as to Malaysia law will be passed upon for us by Christopher & Lee Ong. Certain legal matters of United States federal securities in connection with this Offering will be passed upon for the underwriter by Sichenzia Ross Ference Carmel LLP.

155

EXPERTS

The financial statements as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024 and 2023, included in this prospectus have been audited by ARK Pro CPA & Co, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements). Such financial statements have been so included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of ARK Pro CPA & Co is located at Unit 1602-3, 16th Floor, Stelux House, 698 Prince Edward Road East, San Po Kong, Kowloon, Hong Kong.

156

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Ordinary Shares to be sold in this Offering. For the purposes of this section, the term “Registration Statement” means the original registration statement and any and all amendments thereto including the schedules and exhibits to the original registration statement or any amendment. This prospectus, which constitutes a part of the Registration Statement on Form F-1, does not contain all of the information contained in the Registration Statement. You should read our Registration Statements and their exhibits and schedules for further information with respect to us and our Ordinary Shares.

Immediately upon the effectiveness of the Registration Statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC, including the Registration Statement, can be obtained over the Internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As we are a foreign private issuer, we will be required to file our annual report on Form 20-F within 120 days of the end of each year. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders.

157

FITNESS FANATICS LIMITED AND ITS SUBSIDIARIES

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: the Board of Directors and Shareholders of

Fitness Fanatics Limited

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Fitness Fanatics Limited and Subsidiaries (“the Company”) as of December 31, 2024 and 2023, and the related combined statements of operations and comprehensive income (loss), change in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ARK Pro CPA & Co
ARK Pro CPA & Co
Certified Public Accountants
PCAOB ID: 3299

We have served as the Company’s auditor since 2024.

Hong Kong, China

May 2, 2025

F-2

FITNESS FANATICS LIMITED AND SUBSIDIARIES
COMBINED BALANCE SHEETS
(Expressed in United States Dollars (“US$”), except for number of shares)

	As of December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$1,598,440	$432,833
Accounts receivable, net	3,664,388	1,106,345
Amount due from a director	-	21,345
Amounts due from related parties	-	342,638
Inventories, net	4,086,985	5,095,315
Deposit, prepayments and other receivables	537,808	791,007
Income tax recoverable	8,339	-
Total current assets	9,895,960	7,789,483

Non-current assets:
Plant and equipment, net	86,981	90,022
Right-of-use assets, net	377,992	153,549
Long-term other assets	494,063	268,182
Rental deposit	20,083	-
Deferred offering costs	288,902	-
Deferred tax assets, net	69,596	269,688
Total non-current assets	1,337,617	781,441

TOTAL ASSETS	$11,233,577	$8,570,924

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$534,258	$565,906
Accrued liabilities and other payables	675,235	481,614
Amounts due to related parties	33,072	137,836
Amounts due to directors	751,172	1,450,713
Bank borrowings	6,693,854	4,916,999
Operating lease liabilities, current portion	224,270	157,511
Total current liabilities	8,911,861	7,710,579

Long-term liabilities:
Operating lease liabilities, net of current portion	157,702	-
Other long-term liabilities	2,505	1,948
Total long-term liabilities	160,207	1,948

TOTAL LIABILITIES	9,072,068	7,712,527

Commitments and contingencies	—	—

Shareholders’ equity:
Ordinary shares, 1,000,000,000 shares authorized, $0.001 par value
Class A Ordinary Share, 900,000,000 shares authorized; $0.001 par value; 100 shares issued and outstanding as of December 31, 2024 and 2023	-	-
Class B Ordinary Share, 100,000,000 shares authorized, $0.001 par value, no shares issued and outstanding as of December 31, 2024 and 2023	-	-
Shares to be issued, 969,768 Class A Ordinary Shares	970	970
Subscription receivable	(970)	(970)
Additional paid-in capital	4,163,311	3,910,436
Accumulated other comprehensive income	57,318	26,779
Accumulated losses	(2,059,120)	(3,078,818)
Total shareholders’ equity	2,161,509	858,397

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,233,577	$8,570,924

* The share amounts are presented on a retroactive basis, giving effect to the completion of the Group Reorganization (see Note 1).

See accompanying notes to the combined financial statements.

F-3

FITNESS FANATICS LIMITED AND SUBSIDIARIES
COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in United States Dollars (“US$”), except for number of shares)

	Years Ended December 31,
	2024	2023
Revenues, net
From third parties	$19,370,661	$11,899,366
From related parties	90,629	-
Total revenues, net	19,461,290	11,899,366
Cost of revenue	(13,292,856)	(8,716,888)
Gross profit	6,168,434	3,182,478

Operating expenses:
Sales and marketing expenses	(2,391,147)	(2,160,822)
Personnel and benefit costs	(1,140,083)	(853,360)
General and administrative expenses	(1,032,683)	(753,318)
Total operating expenses	(4,563,913)	(3,767,500)

Income (loss) from operations	1,604,521	(585,022)

Other (expense) income:
Interest income	6,708	7,813
Interest expenses	(374,274)	(195,720)
Change in fair value of long-term other assets	(41,499)	(72,559)
Other income (expense), net	24,368	(45,288)
Total other expenses, net	(384,697)	(305,754)

Income (loss) before income taxes	1,219,824	(890,776)
Income tax (expense) credit	(200,126)	125,812
NET INCOME (LOSS)	$1,019,698	$(764,964)

Other comprehensive loss:
Foreign currency translation adjustment	30,539	19,642
COMPREHENSIVE INCOME (LOSS)	$1,050,237	$(745,322)

Weighted average number of shares outstanding – Basic and Diluted*	100	100
Earning (loss) per share – Basic and Diluted	$10,197	$(7,650)

* The share amounts and per share data are presented on a retroactive basis, giving effect to the completion of the Group Reorganization (see Note 1).

See accompanying notes to the combined financial statements.

F-4

FITNESS FANATICS LIMITED AND SUBSIDIARIES
COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Expressed in United States Dollars (“US$”), except for number of shares)

	Class A Ordinary Shares		Class B Ordinary Shares		Class A Ordinary Shares to be issued			Additional	Accumulated other		Total
	No. of		No. of		No. of		Subscription	paid-in	comprehensive	Accumulated	shareholders’
	shares	Amount	shares	Amount	shares	Amount	receivable	capital	income	losses	equity
Balance as of January 1, 2023	100	$-	-	$-	969,768	$970	$(970)	$2,633,134	$7,137	$(2,313,854)	$326,417
Capital contribution by founding shareholders	-	-	-	-	-	-	-	1,277,302	-	-	1,277,302
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	19,642		19,642
Net loss for the year	-	-	-	-	-	-	-	-	-	(764,964)	(764,964)
Balance as of December 31, 2023	100	-	-	-	969,768	970	(970)	3,910,436	26,779	(3,078,818)	858,397
Partial proceeds from private placement	-	-	-	-	-	-	-	252,875	-	-	252,875
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	30,539	-	30,539
Net income for the year	-	-	-	-	-	-	-	-		1,019,698	1,019,698
Balance as of December 31, 2024	100	$-	-	$-	969,768	970	$(970)	$4,163,311	$57,318	$(2,059,120)	$2,161,509

* The share amounts are presented on a retroactive basis, giving effect to the completion of the Group Reorganization (see Note 1).

See accompanying notes to the combined financial statements.

F-5

FITNESS FANATICS LIMITED AND SUBSIDIARIES
COMBINED STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars (“US$”))

	Years Ended December 31,
	2024	2023
Cash flows from operating activities:
Net income (loss)	$1,019,698	$(764,964)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of plant and equipment	40,005	35,815
Non-cash lease expenses	239,923	240,624
Reversal of allowance for expected credit losses	-	6,852
Allowance for inventory obsolescence	42,096	-
Change in fair value of long-term other assets	41,499	72,559
Provision for defined benefit plan	544	1,943
Deferred income tax	200,125	(125,812)
Change in operating assets and liabilities:
Accounts receivable	(2,575,955)	(740,525)
Inventories	1,018,109	(2,308,639)
Deposit, prepayments and other receivables	296,444	(28,327)
Accounts payable	(31,649)	557,253
Accrued liabilities and other payables	(12,588)	248,487
Operating lease liabilities	(239,927)	(239,111)
Net cash provided by (used in) operating activities	38,324	(3,043,845)

Cash flows from investing activities:
Purchase of long-term other assets	(264,929)	(340,083)
Purchase of plant and equipment	(36,492)	(10,288)
Net cash used in investing activities	(301,421)	(350,371)

Cash flows from financing activities:
Repayment of bank borrowings	(11,901,926)	(5,089,767)
Proceeds from bank borrowings	13,644,354	7,435,894
Payments of offering costs	(90,902)	-
Repayments to related parties	(475,268)	(153,955)
Capital contribution from founding shareholders	-	1,277,302
Partial proceeds from private placement	252,875	-
Net cash provided by financing activities	1,429,133	3,469,474

Foreign currency translation adjustment	(429)	(7,769)

Net change in cash and cash equivalents	1,165,607	67,489

BEGINNING OF THE YEAR	432,833	365,344

END OF THE YEAR	$1,598,440	$432,833

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$8,457	$-
Cash paid for interest	$363,308	$184,855

NON-CASH INVESTING AND FINANCING ACTIVITIES
Right-of-use assets obtained through new operating lease liabilities	$449,967	$-

See accompanying notes to the combined financial statements.

F-6

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Expressed in United States Dollars (“US$”), except for number of shares)

Note 1. Organization and Business Description

Organization and Nature of Operations

Fitness Fanatics Limited (the “Company”) was incorporated in the Cayman Islands on March 28, 2025, as an investment holding company.

The Company distributes and sells sports nutrition products through a B2C model via online stores, vending machines, and third-party e-commerce platforms, and through a B2B model by supplying products to wholesalers and retailers across Hong Kong, Mainland China, and Malaysia.

Description of subsidiaries incorporated and controlled by the Company:

Name	Date of incorporation	Jurisdiction of formation	Percentage of direct/indirect economic ownership	Principal activities
Fitness Fanatics Asia Limited	November 8, 2023	BVI	100%	Investment holding
NW Group International Limited (“NWG”)	October 26, 2016	HK SAR	100%	Wholesales and retails, and marketing services of sports nutrition products
Myron Limited (“Myron”)	December 7, 2006	HK SAR	100%	Trading of sports nutrition products
Jian Ying (Shenzhen) Business Limited (“NWSZ”)	November 22, 2017	PRC	100%	Trading of sports nutrition products
Ying Sheng (Shanghai) Food Technology Limited (“NWSH”)	March 12, 2019	PRC	100%	Wholesales and retail sale of sports nutrition products
Fit Food Tech Sdn. BHD. (“FIT Food”)	December 5, 2023	Malaysia	100%	Retailer of sports nutrition products
Shen Zhen Qing Mu E-Commerce Limited (“QingMu”)	May 16, 2024	PRC	100%	Retailer of sports nutrition products

The Company and its subsidiaries are hereinafter referred to as (the “Company”).

F-7

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Reorganization

Since 2024, the Company has conducted a series of transactions to reorganize the group structure in preparation for the proposed initial public offering (the “Group Reorganization”).

The Group Reorganization involved the formation of the Company in the Cayman Islands to serve as investment holding company. The key steps of the Group Reorganization are summarized as follows:

(a)	The Company was incorporated in the Cayman Islands with limited liability on March 28, 2025, with an authorized share capital of US$1,000,000 divided into 1,000,000,000 ordinary shares at par value of $0.001, comprising 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares. The initial 100 shares of Class A Ordinary Shares were issued to Hintech Solutions Limited controlled by Mr. Ho Hin Shun (“Mr. Ho”) for cash at par.

(b)	On March 31, 2025, pursuant to a Memorandum of Understanding, Mr. Ho acquired the entire equity interest in Myron Limited from his mother, Ms. Yeung Sau Ping, for a nominal consideration of HK$1.

(c)	On April 23, 2025, Mr. Ho transferred the entire issued share capital of Myron Limited to Fitness Fanatics Asia Limited in exchange for 4 newly allotted and fully paid shares in Fitness Fanatics Asia Limited.

(d)	On 10 April 2025, Cipher Future Development Limited terminated the Shareholders’ Agreement in relation to NW Group International Limited (“NWG”). On 2 May 2025, Mr. Ho, Mr. Chan, Mr. Luk and Cipher Future Development Limited transferred all their respective shares in NWG into Fitness Fanatics Asia Limited in consideration of (i) Fitness Fanatics Asia Limited issuing and allotting 1 share in Fitness Fanatics Asia Limited to Mr. Ho; and (ii) Mr. Ho transferring 192 shares, 129 shares and 68 shares in Fitness Fanatics Asia Limited to Mr. Chan, Mr. Luk and Cipher, respectively.

(e)	Upon completion of the above transfers, NWG and Myron became directly wholly-owned subsidiaries of Fitness Fanatics Asia Limited, thereby forming the intermediate holding group (the “Intermediate Group”).

The Group Reorganization is not completed at the date of filing.

During the years presented in the accompanying combined financial statements, the control over the combining entities was effectively and collectively held and controlled by Mr. Ho and other founding shareholders. Accordingly, the Group Reorganization has been accounted for as a transaction among entities under common control. The combined financial statements have been presented as if the current group structure had existed since the beginning of the earliest period presented. In accordance with ASC 805-50-45-5, the combination has been accounted for using historical carrying values, and the financial statements are presented on a combined basis for all years in which such control existed.

F-8

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Note 2. Summary of Significant Accounting Policies

These accompanying combined financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying combined financial statements and notes.

Basis of Presentation

The accompanying combined financial statements are prepared in the United States Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is not an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

F-9

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Use of Estimates and Assumptions

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates reflected in the Company’s combined financial statements include the allowance for expected credit losses, the useful lives of plant and equipment, impairment of long-lived assets, revenue recognition, inventory obsolescence, provision for defined benefit costs, allowance for deferred tax assets, uncertain tax position, and income tax provision.

Foreign Currency Translation and Transaction

The reporting currency of the Company is United States Dollars (“US$”), and the accompanying combined financial statements are presented in US$. The functional currency of the Company’s operating subsidiaries varies based on their local environment:

	Operating subsidiaries	Functional currency
1.	NWG and Myron	Hong Kong Dollars	(“HKD” or “HK$”)
2.	NWSZ, NWSH and QingMu	Chinese Renminbi	(“RMB”)
3.	FIT Food	Malaysian Ringgit	(“MYR”)

The functional currency of each subsidiary represents the primary currency of the economic environment in which it operates. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 830, Foreign Currency Matters (“ASC 830”), using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within the combined statements of changes in shareholders’ equity.

Translations of amounts in the combined balance sheets, combined statements of operations and comprehensive income, and combined statements of cash flows from HK$, CNY and MYR into US$ as of and for the years ended December 31, 2024 and 2023. The following table outlines the currency exchange rates that were used in preparing the combined financial statements:

	2024	2023
Year-end US$1: HK$ exchange rate	7.7677	7.8098
Year average US$1: HK$ exchange rate	7.8024	7.8290
Year-end US$1: CNY exchange rate	7.2993	7.1402
Year average US$1: CNY exchange rate	7.1974	7.0797
Year-end US$1: MYR exchange rate	4.4695	4.6580
Year average US$1: MYR exchange rate	4.5751	4.5567

The above currency exchange rates are derived from US federal reserve as published at the abovementioned date.

F-10

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. They consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments.

Accounts Receivable, net

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest and are considered overdue upon expiry of credit terms which range from 5 to 90 days from the date of sale invoices, depends on the credit terms. The Company records impairment losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each customer and current economic industry trends. Impairments arise when there is objective evidence indicating that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on analysis of customers’ credit and ongoing relationship, management makes conclusions about whether any balances outstated credit losses after management has determined that the likelihood of collection is not probable.

No allowance for expected credit losses was recorded for the year ended December 31, 2024.

For the year ended December 31, 2023, the Company recovered $6,852 from the allowance for expected credit losses.

Allowance for Credit Losses

In accordance with ASC Topic 326, Credit Losses – Measurement of Credit Losses on Financial Instruments (“ASC 326”), the Company utilizes the current expected credit losses (“CECL”) model to determine an allowance that reflects its best estimate of the lifetime expected credit losses on accounts receivable and deposit, prepayments, and others receivable which is recorded as a liability to offset the receivables. The CECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate lifetime expected credit losses. Accounts receivable and deposit, prepayments, and others receivable are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense.

As of December 31, 2024 and 2023, the allowance for expected credit losses was $21,242 and $21,127, respectively.

Inventories

Inventories primarily consist of goods in transit and finished goods which are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method for all inventories. The Company takes ownership, risks, and rewards of the products purchased.

Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, product obsolescence, and other factors. The Company continuously evaluates the recoverability of the Company’s inventories. Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices.

F-11

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Plant and Equipment

Plant and equipment are carried at cost less accumulated depreciation and any impairment losses. Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 0%. The estimated useful lives of the plant and equipment are as follows:

Expected useful life
Office equipment	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years

Expenditure for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any resulting gain or loss is recognized in the results of operations.

Impairment of Long-lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets, such as plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the years ended December 31, 2024 and 2023, respectively.

F-12

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Deferred Offering Cost

Deferred offering costs consist principally of the direct offering costs incurred by the Company, such as underwriting, legal, consulting, printing, and other registration related costs in connection with the initial public offering (“IPO”). Such costs are deferred until the closing of the IPO offering, at which time the deferred costs are offset against the offering proceeds. In the event the IPO offering is unsuccessful or aborted, the costs will be expensed.

Lease

The Company determines if an arrangement contains a lease at the inception of a contract under ASC Topic 842, Leases. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, right-of-use assets and liabilities are recognized at the commencement date based on the present value of any remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of its leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The ROU assets include adjustments for accrued lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

A short-term lease is defined as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. When determining whether a lease qualifies as a short-term lease, the Company evaluates the lease term and the purchase option. Hence, the Company does not recognize any operating lease ROU assets and operating lease liabilities for short-term leases.

The Company evaluates the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Company will record an impairment loss in other expenses in the combined statements of operations and comprehensive income (loss).

Operating lease transactions are included in operating lease ROU assets, current operating lease liabilities and operating lease liabilities, net of current portion on the combined balance sheets.

Segment Reporting

ASC Topic 280, Segment Reporting (“ASC 280”), establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who has determined that it operates in two reportable segments, Business-to-Business (“B2B”) and Business-to-Consumer (“B2C”) segments for the years presented.

The CODM evaluates the performance of each segment based on the regularly reviewed net sales, gross profit and income from operations (excluding intercompany charges) of the segment. The CODM uses net sales, gross profit and income from operations when evaluating each segment during the budget and forecasting processes. The CODM considers actual-to-budget variances for both profit measures when assessing segment performance and making decisions about the allocation of operating and capital resources to each segment. General corporate expenses include expenses incurred and directed by the corporate office that are not allocated to segments.

Revenue Recognition

The Company receives revenue from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC Topic 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with the customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price. – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract. – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation. – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

F-13

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

All of the Company’s contracts have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and is, therefore, not distinct. The initial payments received from pre-ordering are recorded in the “customer deposits” on the balance sheets and will not be recognized as revenue until transfer of goods. Shipping and handling are activities to fulfill the Company’s promise to transfer goods to customers, which are included in the sale price of the goods.

Product Sales

The Company primarily generated revenue from the sale of sport nutrition products to customers, based upon gross sales minus sales returns and sales incentives that the Company offers to its customers, such as discounts. Revenue is reported net of all value added/good and service taxes. The Company generally does not permit customers to return products and historically, customer returns have been immaterial.

The Company’s revenue generating activities have a single performance obligation. Revenue from product sales is recognized at the point in time when control transfers and the obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon the method of distribution and shipping terms.

For B2B sales, the Company typically arranges the delivery of products to customers. Revenue is generally recognized when the customer obtains control of the product, which occurs at a point in time, usually upon shipment or upon delivery to the designated place as collected and accepted by the customer as agreed in a contract. The Company procures and pays for shipping costs, up to the place of destination for the customers.

For B2C sales, (i) through online stores and third-party e-commence platforms, revenue is recognized when control of the products is transferred to the customer, which generally occurs upon shipment or at the collection centre. The customer usually acknowledges the receipt of the products at the point of collection or shipment by third-party freight carriers; (ii) through the vending machines, revenue is recognized at the point of sale when the products are dispensed.

Marketing Service Income

The Company also receives the advertising income from the banner advertisement posting on its vending machines or kiosks, which are recognized in the period as earned, generally 6 to 12 months. Revenue is billed quarterly, in arrear and recognized over-time as the agreed upon services are completed.

Principal vs. Agent Considerations

In accordance with ASC Topic 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates the terms in the agreements with its customers to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party, respectively. The determination of whether to record the revenue on a gross or net basis depends upon whether the Company has control over the goods prior to transferring it. In general, the Company controls the products as it has the obligation to (i) fulfil the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of the resale products, the Company has control to set its selling price to ensure it would generate profit for the products delivery arrangements. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

Disaggregation of Revenue

The table below represents the disaggregation of revenue by product/service categories as follows:

		Year Ended December 31,
Types of product/service	Point of recognition	2024	2023

Product Sales – B2B	Point in time	$11,405,304	$6,032,763
Product Sales – B2C	Point in time	6,796,725	5,866,603
		18,202,029	11,899,366
Marketing Services	Over time	1,259,261	-
Total		$19,461,290	$11,899,366

The following table sets forth the Company’s revenue by geographical areas for the years ended December 31, 2024 and 2023, respectively:

	Year Ended December 31,
	2024	2023

Hong Kong	$12,741,342	$8,182,004
Mainland China	6,557,810	3,663,565
Other Asian regions	162,138	53,797
Total	$19,461,290	$11,899,366

F-14

FITNESS FANATICS LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Value-Added Tax (“VAT”) and Goods and Services Tax (“GST”)

For local sales in Mainland China, revenue represents the invoiced value of service, net of VAT. VAT is levied on the gross sales price in respect to the sales of merchandise at the rate of 13%. The Company is required to collect the output VAT from the customers and remit to the tax authority. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to vendors against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiary in Mainland China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

For local sales in Malaysia, revenue is recognized net of GST collected from customers, which is payable to the tax bureau. Input tax credit is recognized for the GST paid on eligible purchases and expenses, which can be offset against the output tax. The net amount of GST payable or receivable is included in “Other Payables” or “Other Receivables” as of respective reporting date.

Cost of Revenues

The cost of revenues primarily consists of the purchase cost of sports nutrition products, inbound logistic costs, and other direct costs associated with marketing service income.

Shipping and Handling

The Company has elected to account for shipping and handling activities as fulfillment cost, rather than a separate performance obligation. Shipping and handling costs associated with outbound freight to deliver the products to the place of destination for the customers are included in “Sales and Marketing Expenses” in the combined statements of operations and comprehensive income (loss) and totaled $1,721,377 and $1,406,925 for the years ended December 31, 2024 and 2023, respectively.

Advertising Cost

The Company expenses costs relating to advertising either as costs are incurred or the first time the advertising takes place. Advertising expenses totaled $224,185 and $224,898 for the years ended December 31, 2024 and 2023, respectively and were included in “Sales and Marketing Expenses” in the combined statements of operations and comprehensive income (loss).

Personnel and Benefit Costs

The Company expenses personnel and benefit costs as incurred. These costs primarily include salaries, wages, bonuses, pension contributions and other employee benefits. Personnel and benefit costs for the years ended December 31, 2024 and 2023 were $1,140,083 and $853,360, respectively.

Pension Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying combined statements of operations and comprehensive income (loss) as the related employee service are provided.

F-15

FITNESS FANATICS LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

The Company also recognizes long service payments to be made by the Company to its employees upon the termination of services as a defined benefit plan under post-employment benefits. The cost of providing benefits is measured using projected unit credit method with actuarial valuations to determine its present value and service cost. When the calculation results in a benefit to the Company, the recognized assets are limited to lower of the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan and the asset ceiling. The net defined benefit liabilities recognized in the combined balance sheets represent the present value of the obligation under defined benefit plan minus the fair value of plan assets. The Company carried out a comprehensive actuarial valuation at the end of reporting period. The remeasurement of the net defined benefit liabilities during a period are recognized as cost of defined benefit plan during the period.

Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the years ended December 31, 2024 and 2023, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdictions. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

Net Income (Loss) Per Share

The Company computes net income (loss) per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income (loss) available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2024 and 2023, there were no dilutive shares.

Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income (loss), as presented in the accompanying combined statements of changes in shareholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

F-16

FITNESS FANATICS LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s combined financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Related Parties

The Company follows the ASC Topic 850-10, Related Party (“ASC 850”) for the identification of related parties and disclosure of related party transactions.

Pursuant to ASC 850, the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of ASC Topic 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The combined financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which combined statements of operations and comprehensive income are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which combined statements of operations and comprehensive income are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

F-17

FITNESS FANATICS LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Commitments and Contingencies

The Company follows the ASC Topic 450-20, Contingencies, to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

Level 1	—	Inputs are based upon unadjusted quoted prices in active markets for identical assets and liabilities.
Level 2	—	Inputs are based upon quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3	—	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize observable inputs and minimize unobservable inputs.

In determining the appropriate levels, the Company analyzes the assets and liabilities measured and reported on a fair value basis. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

The Company’s life insurance policies under “long-term other assets” are carried at fair value, determined according to Level 2 inputs in the fair value hierarchy described above, because its valuation is based on inputs other than quoted prices, such as the policy’s cash surrender value provided by the insurance carrier and observable market data for similar instruments.

The carrying amounts of the Company’s cash, cash equivalents, accounts receivable, inventories, deposit, prepayments and other receivables, accounts payable, accrued liabilities and other payables, bank borrowings, amounts due from/to related parties and amounts due to directors approximated their fair values as of December 31, 2024 and 2023 due to their short-term nature.

During the years ended December 31, 2024 and 2023, there were no transfers between Level 1, Level 2, and Level 3.

F-18

FITNESS FANATICS LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Recently Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In October 2023, the FASB issued Accounting Standards Updates (“ASU”) No. 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which amends the disclosure or presentation requirements related to various subtopics in the FASB Accounting Standards Codification (the “Codification”). This update will improve disclosure and presentation requirements of a variety of topics and align the requirements in the FASB codification with the SEC’s regulations. The Company is currently evaluating the potential effect of this ASU on its combined financial statements, but does not expect the impact to be material.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the combined financial statements. The Company adopted ASU 2023-07 on January 1, 2024, which did not have a material impact on the combined financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its combined financial statements and disclosures.

In March 2024, the FASB issued ASU No. 2024-02, which removes references to the Board’s concepts statements from the FASB Accounting Standards Codification (the “Codification” or ASC). The ASU is part of the Board’s standing project to make “Codification updates for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or the structure of guidance, and other minor improvements.” The Company’s management does not believe the adoption of ASU 2024-02 will have a material impact on its combined financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that an entity disclose, in the notes to financial statements, specified information about certain costs and expenses. The amendment in the ASU is intended to enhance the transparency and decision usefulness to better understand the major components of an entity’s income statement. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of the new standard on its combined financial statements which is expected to result in enhanced disclosures.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the combined balance sheets, statements of operations and comprehensive income and cash flows.

F-19

FITNESS FANATICS LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Note 4. Segment Reporting

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company’s chief operating decision maker (“CODM”) is Chief Executive Officer, Mr. Ho for making decisions, allocating resources and assessing performance, as the following reportable segments.

-	Business-to-business (“B2B”)	Distribution of sports nutrition products in bulk scale to wholesalers, distributors, retailers and corporate clients (or a hybrid of them) that subsequently sell these products directly to end consumers.

-	Business-to-consumers (“B2C”)	Direct-to-consumer sales of sports nutrition products, through third-party e-commerce platforms/online channels or marketplaces, vending machines, along with marketing services to strengthen and promote the brand building of their sport nutrition products

Based on the management’s assessment, the Company determined that it has two reportable operating segments, as defined by ASC 280.

F-20

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Additional details about each of the reportable segments and its corporate income and expenses were set forth below:

	B2B			B2C			Corporate and Other		Total
	Years Ended December 31,			Years Ended December 31,			Years Ended December 31,		Years Ended December 31,
	2024		2023	2024	2023		2024	2023	2024	2023
Revenue, net
Product Sales	11,405,304		6,032,763	6,796,725	5,866,603		-	-	18,202,029	11,899,366
Marketing Services	-		-	1,259,261	-		-	-	1,259,261	-
Total operating revenues, net	11,405,304		6,032,763	8,055,986	5,866,603		-	-	19,461,290	11,899,366

Cost of revenue	(9,123,956)		(5,125,565)	(4,168,900)	(3,591,323)		-	-	(13,292,856)	(8,716,888)

Gross profit	2,281,348		907,198	3,887,086	2,275,280		-	-	6,168,434	3,182,478

Operating expenses:
Sales and marketing expenses	-		-	-	-		(2,391,147)	(2,160,822)	(2,391,147)	(2,160,822)
Personnel and benefit costs	-		-	-	-		(1,140,083)	(853,360)	(1,140,083)	(853,360)
General and administrative expenses	-		-	-	-		(1,032,683)	(753,318)	(1,032,683)	(753,318)
Total operating expenses	-		-	-	-		(4,563,913)	(3,767,500)	(4,563,913)	(3,767,500)

Operating income (loss)	2,281,348		907,198	3,887,086	2,275,280		(4,563,913)	(3,767,500)	1,604,521	(585,022)

Other expense:
Interest expenses	-		-	-	-		(374,274)	(195,720)	(374,274)	(195,720)
Change in fair value of long-term other assets		-	-	-		-	(41,499)	(72,559)	(41,499)	(72,559)
Other income (expenses), net	-		-	-	-		31,076	(37,475)	31,076	(37,475)
Total other income (expense), net	-		-	-	-		(384,697)	(305,754)	(384,697)	(305,754)

Income (loss) before income taxes	2,281,348		907,198	3,887,086	2,275,280		(4,948,610)	(4,073,254)	1,219,824	(890,776)
Income tax (expenses) credit	-		-	-	-		(200,126)	125,812	(200,126)	125,812
Net income (loss)	2,281,348		907,198	3,887,086	2,275,280		(5,148,736)	(3,947,442)	1,019,698	(764,964)

Supplemental segment information with respect to the combined statements of operations and comprehensive income (loss), balance sheet, and cash flow follow:

	B2B		B2C		Corporate and Other		Total
	Years Ended December 31,		Years Ended December 31,		Years Ended December 31,		Years Ended December 31,
	2024	2023	2024	2023	2024	2023	2024	2023
Capital expenditures	-	-	18,353	4,753	283,068	345,618	301,421	350,371
Total assets	6,751,878	5,781,085	1,232,353	818,724	3,249,346	1,971,115	11,233,577	8,570,924

F-21

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Note 5. Accounts Receivable, net

	As of December 31,
	2024	2023
Accounts receivable, at cost	$3,685,630	$1,127,472
Less: allowance for expected credit losses	(21,242)	(21,127)
Accounts receivable, net	$3,664,388	$1,106,345

Activities in the allowance for expected credit losses consisted of the following:

	As of December 31,
	2024	2023
Balance as at January 1,	$21,127	$28,083
Reversal of allowance for expected credit losses	-	(6,852)
Exchange difference	115	(104)
Balance as at December 31,	$21,242	$21,127

For the years ended December 31, 2024 and 2023, the Company recorded the reversal of allowance of expected credit losses of $0 and $6,852, respectively. The Company has not experienced any significant bad debt or write-offs of accounts receivable in the past.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for expected credit losses using the CECL model. The CECL model is prepared after considering several factors including historical experience, current market conditions, and reasonable and supportable economic forecasts. Accounts receivables are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

Accounts receivable do not bear interest and are considered overdue upon expiry of credit terms which range from 5 to 90 days from the date of sale invoices.

Up to the date of this combined financial statements, the Company subsequently collected approximately 97.2% of accounts receivable as of December 31, 2024.

F-22

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Note 6. Inventories, net

Inventories, net consisted of the following:

	As of December 31,
	2024	2023
Finished goods	$2,385,704	$3,533,268
Goods-in-transit	1,743,564	1,562,047
	4,129,268	5,095,315
Less: allowance for inventories obsolescence	(42,283)	-
	$4,086,985	$5,095,315

Up to the date of this combined financial statements, the Company subsequently received goods-in-transit in full and accepted at the warehouses.

Activities in the allowance for inventories obsolescence consisted of the following:

	As of December 31,
	2024	2023
Balance as at January 1,	$-	$-
Provision for allowance for inventories obsolescence	42,096	-
Exchange difference	187	-
Balance as at December 31,	$42,283	$-

For the years ended December 31, 2024 and 2023, the Company recorded $42,096 and $0 on the allowance for inventory obsolescence. Given the perishability of the Company’s products, which are subject to food safety, management evaluates the adequacy of the allowance at each reporting date by considering the remaining shelf life of inventory items. Inventories that are close to or past their expiry dates are assessed for impairment or write-off, and an allowance is recognized for items that are not expected to be sold before expiry or that may need to be sold at a significant discount.

Note 7. Plant and Equipment, net

Plant and equipment, net consisted of the following:

	As of December 31,
	2024	2023
At cost:
Computer equipment	$63,771	$61,795
Equipment	178,627	156,043
Furniture and fixtures	51,380	38,605
	293,778	256,443
Less: accumulated depreciation	(206,797)	(166,421)
Plant and equipment, net	$86,981	$90,022

Depreciation expenses of plant and equipment for the years ended December 31, 2024 and 2023 were $40,005 and $35,815, respectively.

F-23

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Note 8. Leases

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

The Company has entered into operating leases for the use of offices and warehouse in Hong Kong, Mainland China and Malaysia. These leases have original terms for 3 months to 2 years. These operating leases are included in “Right-of-use Assets” on the combined balance sheet and represent the Company’s right to use the underlying assets during the lease term of 12 months or more. The Company’s obligation to make lease payments are included in “Operating Lease liabilities” on the combined balance sheets.

Supplement balance sheet information related to operating leases was as of December 31:

	2024	2023
Operating lease:
Right-of-use assets, net	$377,992	$153,549

	2024	2023
Operating lease liabilities
Current portion of lease liabilities	$224,270	$157,511
Non-current portion of lease liabilities	157,702	-
Total lease liabilities	$381,972	$157,511

The operating lease expense was $239,923 and $240,624 for the years ended December 31, 2024 and 2023, respectively.

Weighted average remaining lease term (in years)	1.67	0.67
Weighted average discount rate (%)	6.43%	4.20%

Maturities of operating lease liabilities in the next two years were as follows:

For the year ending December 31,
2025	$240,998
2026	160,665
Total lease payments	$401,663
Less: imputed interest	(19,691)
Operating lease obligation, net	$381,972

F-24

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Note 9. Long-term Other Assets

During the year ended December 31, 2023, the Company purchased a life insurance policy for Mr. Ho with NWG as the beneficiary and policy holder. The insured sum of the life insurance policy is $2 million. During the year ended December 31, 2024, the Company purchased another life insurance policy with insured sum of $1.5 million for Mr. Ho with NWG as the beneficiary and policy holder.

The Company can terminate all the policies at any time and receive cash back based on the net cash surrender value of the policies at the date of withdrawal, which is determined by the single premium payment plus accumulated interest earned and minus the accumulated insurance charge and policy expense charge (“Cash Value”). In addition, if withdrawal is made within a specific number of years, there is a specified amount of surrender charge. The insurance company will pay the Company a specific rate of interest per annum on the outstanding Cash Value of the policies.

The insurance contracts including both investment and insurance elements, are initially recognized at the amount of the premium paid less the surrender charge and subsequently carried at the amount that could be realized under the insurance contracts (cash surrender value) at the end of each reporting period, with the change in fair value recognized in other income (expense) in the combined statements of operations and comprehensive income.

The life insurance policies are pledged to secure bank borrowings granted to the Company.

During the years ended December 31, 2024 and 2023, the changes in carrying value of the insurance policies are summarized as follows:

	As of December 31,
	2024	2023
Balance as at January 1,	$268,182	$-
Addition	264,930	340,920
Change in fair value	(41,499)	(72,559)
Exchange difference	2,450	(179)
Balance as at December 31	$494,063	$268,182

Note 10. Accrued Liabilities and Other Payables

Accrued liabilities and other payables consisted of the following:

	As of December 31,
	2024	2023

Accrued staff costs	$106,844	$82,292
Accrued operating expenses	277,258	320,105
Accrued legal and professional expenses	198,000	-
Customer deposits	68,040	56,695
Other payables	25,093	22,522
Total	$675,235	$481,614

F-25

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Note 11. Bank Borrowings

The following table sets forth the breakdown and terms of the Company’s bank borrowings as of December 31, 2024 and 2023:

			As of December 31,
Bank	Term of repayment	Interest rate	2024	2023
			$	$$
Trade financing loans:
HSBC (1)	Within 12 months	HIBOR+2% or SOFR+2%	3,610,359	3,066,077
Nanyang Commercial Bank (2)	Within 12 months	P to P -0.25%	772,429	768,266
			4,382,788	3,834,343

Government guaranteed loan:
Bank of Communications (Hong Kong) Limited (2)	5 years	HIBOR+2.5%	81,274	182,221
HSBC (3)	Within 12 months	HIBOR+2% or SOFR+2%	1,266,216	-
Nanyang Commercial Bank (2)	8 to 10 years	P -2.5%	576,283	662,606
			1,923,773	844,827
Term loan:
HSBC (4)	5 to 7 years	HIBOR+0.01% or HIBOR+1%	387,293	237,829
Total bank borrowings			6,693,854	4,916,999

Note:

“P” stands for Prime Rate.

“SOFR” stands for Secured Overnight Financing Rate.

“HIBOR” stands for Hong Kong Interbank Offered Rate.

Annual effective interest rate was 5.88% and 5.32% for the years ended December 31, 2024 and 2023, respectively.

Interest related to these bank borrowings was $363,308 and $184,855 for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024 and 2023, all bank borrowings were classified as current liabilities in the combined balance sheets, regardless of the contractual maturity dates. This classification is due to the fact that the bank borrowings are subject to repayment on demand or contain repayment-on-demand clauses at the discretion of the lenders. As such, the Company does not have an unconditional right to defer settlement of the obligations for at least twelve months after the reporting date. Accordingly, in accordance with ASC 470-10-45, the Company has classified all outstanding bank borrowings as current liabilities.

These bank borrowings are secured and guaranteed by the followings:-

(1) personally guaranteed by Mr. Chan Chun Ming Dickson, Mr. Luk Jing Won Elson, and Mr. Ho Hin Shun, who are directors of the Company, and by Fine World Limited, a related party controlled by Mr. Ho Hin Shun as a common director

(2) personally guaranteed by Mr. Chan Chun Ming Dickson, Mr. Luk Jing Won Elson, and Mr. Ho Hin Shun, who are directors of the Company and partially guaranteed under the Hong Kong Government’s SME Financing Guarantee Scheme.

(3) personally guaranteed by Mr. Chan Chun Ming Dickson and Mr. Ho Hin Shun, who are directors of the Company

(4) secured by a lien on certain life insurance policies maintained by the Company.

F-26

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Note 12. Shareholders’ Equity

Ordinary Shares

The Company was incorporated in the Cayman Islands on March 28, 2025, with the authorized shares of 1,000,000,000 ordinary shares, at par value of $0.001 per share, comprising of 900,000,000 shares of Class A Ordinary Shares, and 100,000,000 shares of Class B Ordinary Shares.

As of the date of filing, a total of 100 shares of Class A Ordinary Shares were issued and outstanding.

Each of Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to thirty (30) votes on any matter on which action of the shareholders of the Company is sought and is convertible into Class A Ordinary Share at any time after one year of issuance at the option of the holder thereof on a one-to-one basis. Class B Ordinary Shares will vote together with Class A Ordinary Shares. However, holders of Class B Ordinary Shares are not entitled to receive dividends in respect of the Class B Ordinary Shares, and there is no right for Class A Ordinary Share to be converted into Class B Ordinary Shares under any circumstances.

Under the Group Reorganization (see Note 1), 969,768 shares of Class A Ordinary Shares are to be issued to the Company’s existing and founding shareholders.

Unless indicated or the context otherwise requires, all share numbers of ordinary shares and per share data in this report have been retroactively presented to reflect the completion of Group Reorganization (see Note 1), as if such transaction had occurred on the earliest day of the periods presented.

Additional Paid-in Capital

The amount of $1,277,302 represented the additional capital contribution made by founding shareholders during 2023, which was presented as “additional paid-in capital” under shareholders’ equity, as of December 31, 2023. No additional capital was contributed during the year ended December 31, 2024.

The amount of $252,875 represented the partial proceeds received in advance from its investors under private placements during 2024, which was presented as “additional paid-in capital” under shareholders’ equity. The amount is unsecured, interest-free and non-refundable. The Company will issue its Class A Ordinary Shares to these investors and these investors shall settle the remainder of subscription considerations upon the closing, on or before September 30, 2025.

F-27

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Note 13. Net Income (Loss) Per Share

	Years Ended December 31,
	2024	2023
Numerator:
Net income (loss) attributable to the Company’s shareholders	$1,019,698	$(764,964)

Denominator:
Weighted average ordinary shares outstanding	100	100
Basic and diluted*	100	100

Net income (loss) per share:	$10,197	$(7,650)
Net income (loss) per share – Basic and diluted*	$10,197	$(7,650)

* The share amounts and per share data are presented on a retroactive basis (see Note 1).

Note 14. Income Taxes

The provision for the income tax expense consisted of the following:

	Years Ended December 31,
	2024	2023
Hong Kong
Current income tax	$-	$-
Deferred income tax (credit)	201,037	(124,736)
	201,037	(124,736)
Mainland China
Current income tax	$-	$-
Deferred income tax (credit)	2,756	(1,076)
	2,756	(1,076)

Malaysia
Current income tax	$-	$-
Deferred income tax (credit)	(3,667)	-
	(3,667)	-

Total Income tax expense (credit)	$200,126	$(125,812)

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The Company mainly operates in different regions that are subject to taxes in the jurisdictions in which it operates, as follows:

Cayman Islands

Pursuant to the current rules and regulations of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to the shareholders, no Cayman Islands withholding tax will be imposed.

F-28

FITNESS FANATICS LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

British Virgin Islands

Pursuant to the rules and regulations of the British Virgin Islands, the Company’s subsidiary in BVI is not subject to any income tax in the British Virgin Islands during the years ended December 31, 2024 and 2023. In addition, upon payments of dividends by these entities to their shareholder, no British Virgin Islands withholding tax will be imposed.

Mainland China

Under the Enterprise Income Tax Law of Mainland China and its implementation rules, enterprises are generally subject to an enterprise income tax (“EIT”) rate of 25%. However, certain qualified enterprises that meet the criteria as small low-profit enterprises may be eligible for preferential tax treatment.

Pursuant to the preferential tax policies for small low-profit enterprises issued by the PRC government, for the period from January 1, 2023 to December 31, 2027, the portion of annual taxable income of a qualified small low-profit enterprise not exceeding RMB3 million is eligible for a reduced effective tax rate. Specifically, 25% of such taxable income is deemed taxable and subject to the reduced EIT rate of 20%, resulting in an effective tax rate of 5% on that portion of taxable income.

NWSZ, NWSH and QingMu qualified as a small low-profit enterprise during the years ended December 31, 2024 and 2023, and accordingly, its taxable income up to RMB3 million was subject to an effective EIT rate of 5%. No provision for income tax has been made as certain subsidiaries utilised their net operating loss carryforwards to offset the taxable income and other subsidiaries did not generate taxable income during the years ended December 31, 2024 and 2023.

Malaysia

FIT Food is subject to the corporate income tax at the rate of 24% on taxable income, unless they qualify for preferential tax treatment under applicable tax incentives or exemptions under the local tax regime. Dividend distributions to non-resident shareholders are not subject to Malaysian withholding tax. No provision for income tax has been made as FIT Food has no taxable income for the years ended December 31, 2024 and 2023.

Hong Kong

NWG and Myron operating in Hong Kong are subject to the Hong Kong profits tax at the two-tiered income tax rates at the rate of 8.25% on the estimated taxable income up to $254,842 (equal to HK$2,000,000) and 16.5% on the remainder of the taxable income exceeding $254,842 arising in Hong Kong during its tax year.

The reconciliation of income tax rate to the effective income tax rate based on income (loss) before income tax expense for the years ended December 31, 2024 and 2023 are as follows:

	Years Ended December 31,
	2024	2023
Income (loss) before income taxes	$1,219,824	$(890,776)
Statutory income tax rate	16.5%	16.5%
Income taxes computed at domestic income tax rate	201,271	(146,978)
Reconciling items:
Incomes not subject to taxes	(884)	(1,304)
Expenses not subject to tax deduction	16,520	17,452
Tax adjustments	(16,781)	5,018
Income tax expense (credit)	$200,126	$(125,812)

F-29

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

The tax effects of the temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2024 and 2023 are as follows:

	As of December 31,
	2024	2023
Deferred Tax Assets:
Net operating loss carryforwards from tax regimes,
– Hong Kong	$44,575	$253,048
– Mainland China	20,813	24,055
– Malaysia	3,753	-
	69,141	277,013
Inventories	6,977	-
Total deferred tax assets	$76,119	$277,103

Deferred Tax Liabilities:
Plant and equipment	$(6,523)	$(7,415)
Total deferred tax liabilities	$(6,523)	$(7,415)

Total Deferred Tax Assets, net	$69,596	$269,688

As of December 31, 2024, the Company had cumulative net operating losses carryforward of $758,294 in aggregate, arising from its operations in Hong Kong, Mainland China, and Malaysia. Under the Hong Kong tax regime, such net operating losses can be carried forward indefinitely to offset future taxable income. Under the tax regimes of Mainland China and Malaysia, the net operating losses are subject to expiration periods of five years and ten years, respectively, from the year in which the tax losses were incurred.

A valuation allowance was not provided against deferred tax assets as of December 31, 2024 and 2023. In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgement and the forecasts of future taxable income are consistent with the plans and the estimates the Company is using to manage the underlying businesses.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the years ended December 31, 2024 and 2023. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

The Company’s income tax returns for the past three years are subject to examination by tax authorities and may change upon examination.

F-30

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Note 15. Pension Costs

Defined contribution plan

The Company is required to make contribution to their employees under a government-mandated defined contribution pension scheme for its eligible full-times employees in Hong Kong, Mainland China and Malaysia. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. For the years ended December 31, 2024 and 2023, the contribution to the defined contribution plans was approximately $63,543 and $34,521, respectively.

Defined benefit plan

The Company also recognizes long service payments to be made by the Company to its employees upon the termination of services as a defined benefit plan under post-employment benefits in Hong Kong. The defined benefit liabilities relate to government-mandated long-service payments. All full-time employees, including executive directors, are covered by program. An employee employed under a continuous contract for not less than five years is eligible for long service payments if the employee retires, resigns or is dismissed under qualifying conditions.

For the eligible employees to be retired, resigned or dismissed before May 1, 2025, long service payments are calculated based on two-third of the salary of last month (or average monthly salary over last twelve months) and the reckonable years of service subject to a maximum amount of $50,208 (equal to HK$390,000).

For the eligible employees to be retired, resigned or dismissed on or after 1 May 2025, long service payments are divided into two portions (i.e. pre-transition portion and post-transition portion). The pre-transition portion is calculated based on two-third of the salary for April 2025 (or average monthly salary for the twelve months ending April 30, 2025) and the reckonable years of service up to April 30, 2025. The post-transition portion is calculated based on two-third of the salary of last month (or average monthly salary over last twelve months) and the reckonable years of service counting from May 1, 2025 to the last day of employment. The total of the two portions is subject to a maximum amount of $50,208.

The accrued benefit held in a mandatory provident fund scheme in respect of the employer’s contribution up to the end of employment that would be used to offset the pre-transition portion of long service payments is deemed the plan assets for the long-service payments.

The provision of long service payments under defined benefit plan was $2,505 and $1,948 for the years ended December 31, 2024 and 2023, respectively.

F-31

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Note 16. Related Party Balance and Transactions

The following is a list of related parties which the Company has transactions with:

Name of related party	Relationship with the Company
Mr. Luk Jing Won, Elson	Director
Mr. Chan Chun Ming Dickson	Director
Mr. Ho Hin Shun	Director
Lukson Trading Limited	Entity controlled by Mr. Ho Hin Shun as common director
Forever Rise Corporation Limited	Entity controlled by Mr. Ho Hin Shun as common director
FT Technologies Limited	Entity controlled by Mr. Ho Hin Shun as common director
Fine World Limited	Entity controlled by Mr. Ho Hin Shun as common director
Easy Management Group Limited	Entity controlled by Mr. Ho Hin Shun as common director
The Kiosk Group Limited	Entity controlled by Mr. Ho Hin Shun as common director
Ms. Yeung Sau Ping	Immediate family member of Mr. Ho Hin Shun

Related party balances consisted of the following:

			As of December 31,
			2024	2023
Name	Nature	Note

Mr. Luk Jing Won, Elson	Amounts due from directors	(1)	$-	$21,345

Mr. Ho Hin Shun	Amounts due to directors	(1)	$(538,290)	$(1,329,418)
Mr. Chan Chun Ming Dickson	Amounts due to directors	(1)	(212,882)	(121,295)
			$(751,172)	$(1,450,713)
FT Technologies Limited	Amounts due from related parties	(2)	$-	$333,674
Lukson Trading Limited	Amounts due from related parties	(3)	-	6,225
The Kiosk Group Limited	Amounts due from related parties	(3)	-	2,739
			$-	$342,638
Easy Management Group Limited	Amounts due to related parties	(4)	$-	$34,956
Forever Rise Corporation Limited	Amounts due to related parties	(5)	-	16,806
FT Technologies Limited	Amounts due to related parties	(6)	9,613	-
Ms. Yeung Sau Ping	Amounts due to related parties	(7)	23,459	86,074
			$33,072	$137,836

(1) The balances mainly represent short-term and temporary advances in between the Company and its directors. These amounts are non-trade in nature, unsecured, interest-free and repayable on demand.

(2) The balance mainly represents short-term and temporary advances in between the Company and related parties. The amount is non-trade in nature, unsecured, interest-free and repayable on demand.

(3) The balances mainly represent payments made on behalf of related parties. These amounts are non-trade in nature, unsecured, non-interest bearing, and repayable on demand.

(4) The balance represents service fee payable to a related company. The amount is unsecured, non-interest bearing, and repayable on demand.

(5) The balance represents office rental payable to a related company. The amount is unsecured, non-interest bearing and repayable on demand.

(6) The balance represents lease expenses of vending machines payable to a related company. The amount is unsecured, non-interest bearing and repayable on demand.

(7) The balance represents short-term and temporary advances from a related company. The amount is non-trade in nature, unsecured, non-interest bearing and repayable on demand.

F-32

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Related party transactions

In the ordinary course of business, during the years ended December 31, 2024 and 2023, the Company has involved with transactions, either at cost or current market price and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

			Years Ended December 31,
			2024	2023
Name	Nature	Notes

Lukson Trading Limited	Product Sales	(a)	$90,629	$-

FT Technologies	Service fees of vending machines	(b)	$56,547	$72,960

Fine World Limited	Rental expenses	(c)	$239,923	$240,624

(a)	The Company recorded revenue from the sale of sport nutrition products to a related company.

(b)	The Company leased certain vending machines from a related company and paid the fixed monthly service fee per machine under the service agreement . These vending machines are used for the sale and distribution of the Company’s products through a network chain in Hong Kong, Mainland China, and Malaysia.

(c)	The Company paid rental expenses for office premises leased from a related company. The leased premises are located in Hong Kong. The previous lease term commenced on September 1, 2022 and ended on August 31, 2024. The lease was subsequently renewed for another two years, with the lease term commencing on September 1, 2024 and expiring on August 31, 2026.

As of December 31, 2024 and 2023, bank borrowings of approximately $6.3 million and $4.7 million were guaranteed by Mr. Ho Hin Shun, Mr. Chan Chun Ming Dickson, Mr. Luk Jing Won, Elson and Fine World Limited (an entity controlled by Mr. Ho Hin Shun), who are related parties of the Company. No fees or consideration were paid for these personal guarantees. These personal guarantees will remain effective until the full settlement of the loan, no later than September 2025.

Apart from the transactions and balances detailed above and elsewhere in these accompanying combined financial statements, the Company has no other significant or material related party transactions during the years presented.

F-33

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Note 17. Concentrations of Risks

The Company is exposed to the following concentrations of risks:

(a)	Major customers

For the years ended December 31, 2024 and 2023, the individual customer who accounted for 10% or more of the Company’s revenues, and its outstanding receivable balance at year-end dates, are presented as follows:

	Year ended December 31, 2024		As of December 31, 2024
Customer	Revenue	Percentage of revenue	Accounts receivable	Percentage of accounts receivable
Customer A	$3,456,894	17.8%	$1,013,824	27.7%

	Year ended December 31, 2023		As of December 31, 2023
Customer	Revenue	Percentage of revenue	Accounts receivable	Percentage of accounts receivable
Customer A	$1,371,876	11.5%	$420,123	38.0%
Customer B	1,253,272	10.5%	46,645	4.2%
	$2,625,148	22.0%	$466,768	42.2%

These customers are located in Mainland China.

(b)	Major vendors

For the years ended December 31, 2024 and 2023, the individual vendor who accounted for 10% or more of the Company’s purchases and its outstanding payable balances at year-end dates, are presented as follows:

	Year ended December 31, 2024		As of December 31, 2024
Vendor	Purchase	Percentage of purchase	Accounts payable	Percentage of accounts payable

Vendor A	$10,535,535	80.2%	$462,612	86.6%

	Year ended December 31, 2023		As of December 31, 2023
Vendor	Purchase	Percentage of purchase	Accounts payable	Percentage of accounts payable

Vendor A	$8,531,697	71.7%	$562,431	99.4%
Vendor B	$1,470,407	12.4%	-	-
	$10,002,104	84.1%	$562,431	99.4%

These vendors are located outside Hong Kong and Mainland China.

F-34

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

(c)	Credit risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions in Hong Kong, the composition and maturities of which are regularly monitored by the management. The Hong Kong Deposit Protection Board pays compensation up to a limit of $102,991 (equal to HK$800,000) if the bank in Hong Kong with which an individual/a company hold its eligible deposit fails.

As of December 31, 2024 and 2023, $1,248,188 and $221,800 was maintained at several financial institutions located in Hong Kong of which $897,108 and $45,287 was subject to credit risk. While management believes that these financial institutions have high credit quality and it also continually monitors their credit worthiness.

The Company also maintains its cash and cash equivalents with various financial institutions in Mainland China. Historically, these institutions have been of high credit quality; however, the banking system in Mainland China is subject to regulatory, economic, and political influences that may affect the creditworthiness of these institutions. Management continually monitors the credit quality of these financial institutions and considers this risk to be acceptable.

For the credit risk related to accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Accounts receivable are typically unsecured and are derived from revenues earned from customers in Hong Kong. The Company performs periodic credit evaluations and provides an allowance for unexpected credit losses to reduce the accounts receivable balance to its net realizable value. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by management.

The Company has two single customers constituting 10% or more of the combined net revenues and a single customer constituting 10% or more of the combined accounts receivable in the year ended December 31, 2024.

The Company has a single customer constituting 10% or more of the combined net revenues and accounts receivable in the year ended December 31, 2023.

(d)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of HKD, CNY and MYR converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

F-35

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

(e)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk primarily relates to the variable-rate bank borrowings and is mainly concentrated on the fluctuation of Hong Kong Prime Rate, Secured Overnight Financing Rate and Hong Kong Interbank Offered Rate arising from the Company’s bank borrowings. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk. However, the management monitors interest rate exposure and will consider other necessary actions when significant interest rate exposure is anticipated.

The Company is also exposed to cash flow interest rate risk related to bank balances and cash held at financial institutions carried at the prevailing market rates and variable-rate bank borrowings.

(f)	Economic and political risk

The operations of the Company are mainly located in Hong Kong and Mainland China. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong and Mainland China, as well as by the general state of Hong Kong and Mainland China economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong and Mainland China. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note1, this may not be indicative of future results.

Note 18. Commitments and Contingencies

Legal Contingencies

From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

Severance Payment and Long Service Payment

Employment Ordinance of the Laws of Hong Kong requires employers to assure the liability of severance payment if an employee who has been working for the employer for not less than 24 months under a continuous contract is, due to redundancy, dismissed, laid off, or upon expiry of a fixed-term employment contract. The ordinance also requires employers to assure the liability of long service payment if an employee who has been working for the employer for not less than 5 years under a continuous contract is dismissed, dies, resigns on ground of ill health or on or after 65 years old, or upon expiry of a fixed-term employment contract.

As of December 31, 2024 and 2023, the Company has estimated its long service payment to be $2,505 and $1,948, respectively. The provision for long service payment as of December 31, 2024 and 2023 has been reflected in the combined balance sheets as “other long-term liabilities” under long-term liabilities.

No severance payment is provided since the Company has no plan to dismiss any staff due to redundancy and therefore considers the possibility of meeting the criteria of making severance payment is remote.

Apart from the commitments and contingencies detailed above and elsewhere in these accompanying combined financial statements, as of December 31, 2024, the Company did not have any significant commitments or contingencies involved.

F-36

FITNESS FANATICS LIMITED AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars (“US$”), except for number of shares)

Note 19. Subsequent Events

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the combined financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2024, up through the date that the combined financial statements were available to be issued. Unless as disclosed below, there are no other material subsequent events that require recognition or disclosure in these combined financial statements.

The transactions under the Group Reorganization as detailed in Note 1 above, was not completed at the date of filing.

F-37

EXHIBIT INDEX

Exhibit No.	Description of document
[●]	Form of Underwriting Agreement*
[●]	Memorandum and Articles of Association of the Registrant*
[●]	Opinion of Conyers Dill & Pearman regarding the validity of securities being registered*
[●]	Opinion of Robertsons regarding Hong Kong legal matters*
[●]	Opinion of Guangdong Wesley Law Firm regarding PRC legal matters*
[●]	Opinion of Christopher & Lee Ong regarding Malaysia legal matters*
[●]	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit [●])
[●]	Opinion of Guangdong Wesley Law Firm regarding certain PRC tax matters (included in Exhibit [●])
[●]	Opinion of Christopher & Lee Wong regarding certain Malaysian tax matters (included in Exhibit [●])
[●]	Independent director Offer Letter with Ms. Hu
[●]	Independent director Offer Letter with Mr. Sung
[●]	Independent director Offer Letter with Mr. Anthony Wong
[●]	Equity Incentive Plan*
[●]	Code of Ethics of the Registrant*
[●]	List of Subsidiaries of the Registrant*
[●]	Consent of Conyers Dill & Pearman (included in Exhibits [●] and [●])
[●]	Consent of Robertsons (included in Exhibit [●])
[●]	Consent of Guangdong Wesley Law Firm
[●]	Consent of Christopher & Lee Ong
[●]	Consent of Ms. Hu*
[●]	Consent of Mr. Sung*
[●]	Consent of Mr. Anthong Wong*
[●]	Filing Fee Table*

* To be filed by amendment

156

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on May 2, 2025.

Fitness Fanatics Limited

By:	/s/ Ho Hin Shun
Name:	Ho Hin Shun
Title:	Executive Director and Chief Executive Officer

Fitness Fanatics Limited

By:	/s/ Wong Cheong Hang
Name:	Wong Cheong Hang
Title:	Chief Financial Officer

POWER OF ATTORNEY

We, the undersigned directors of Fitness Fanatics Limited and executive officers of Fitness Fanatics Limited and its subsidiaries hereby severally constitute and appoint, singly (with full power to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in him for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other registration statement for the same Offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and him, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ho Hin Shun
Ho Hin Shun	Executive Director and Chief Executive Officer	May 2, 2025

/s/ Chan Chun Ming Dickson
Chan Chun Ming Dickson	Executive Director	May 2, 2025

/s/ Wong Cheong Hang
Wong Cheong Hang	Chief Financial Officer	May 2, 2025

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on [●], 2025.

By:
Name:
Title:

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